
03045293

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Topper Resources Inc

*CURRENT ADDRESS Suite 214
1118 Homer Street
Vancouver, British Columbia
V7Y 1C3
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34757 FISCAL YEAR

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]
DAT : 12/22/03



Consolidated Topper Gold Corporation
#214 - 1148 Homer Street, Vancouver, B.C., V6B 6L5
Telephone (604) 609-0555 / Fax (604) 609-0565



NEWS RELEASE

August 16, 2001 **Symbol: CSC**

The Company wishes to announce that Ib Moller has resigned as a Director and Murray Campbell McKinnon and Jimmy M. McCarroll have been appointed Directors of the Company effective August 10, 2001.

Topper Gold Corporation
Per:

"William Wishart"
William Wishart,
President and Director

Consolidated Topper Gold Corporation
#214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5

NEWS RELEASE

September 25, 2001 **Symbol: CSC**

The Company wishes to announce that it has entered into private placements for the sale of 1,250,000 units at $0.20 per unit for a total of $250,000, where each unit consists of 1 common share of the Company and 1 share purchase warrant expiring on September 25, 2003 for the purchase of 1 further common share of the Company at the exercise price of $0.30 per share.

Consolidated Topper Gold Corporation
Per:

"William E.A. Wishart"
William E.A. Wishart, Director

THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

Consolidated Topper Gold Corporation

#214 - 1118 Homer Street
Vancouver, B.C.
V6B 6L5

(604) 609-0555

NEWS RELEASE

October 23, 2001 Symbol: CSC

The Company wishes to announce that it has arranged a settlement of its outstanding debt of $21,400 by the issuance of 125,882 shares of the Company at a price of $0.17 per share, subject to regulatory approval.

Consolidated Topper Gold Corporation
Per:

"William Wishart"
William E.A. Wishart, Director

THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

Consolidated Topper Gold Corporation

#214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5
(604) 609-0555

NEWS RELEASE

December 19, 2001

Symbol: CSC

The Company wishes to announce that at the Annual General Meeting of Consolidated Topper Gold Corporation (the "Corporation"), Jimmy M. McCarrol, Murray McKinnon, Don Nicholson, William E.A. Wishart and Ken Thomson were re-appointed to the Board of Directors of the Corporation until the next annual general meeting. In addition, the shareholders also approved a change of the Corporation's name to "Topper Resources Inc."

Subsequent to the annual general meeting, the Board of Directors appointed Jimmy M. McCarroll as President, Murray McKinnon as Chairman of the Board and William E.A. Wishart as Secretary.

Mr. McCarroll brings to the Corporation significant experience as a successful oil and gas operator on the Gulf Coast of Texas since the late seventies. He has served as the President of McCarroll Energy and the general partner of the McCarroll and Young Energy Funds during that period. In addition, he has been involved in international projects in The Gulf of Thailand and Tunisia. Mr. McCarroll has served as a Director of two publicly traded corporations in Canada.

Mr. McKinnon has served as the President of American Energy Capital, an oil and gas exploration and investment company, in Houston, Texas since 1987. He was President of Trinity Resources Ltd., a company listed on the Toronto Stock Exchange from 1977 to 1985. Prior to that time he served as the Executive vice-president and a director of Pan Canadian Petroleum, from 1962 to 1975. Mr. McKinnon currently serves as a director of Brodie Exploration, a publicly traded corporation in the United States.

Consolidated Topper Gold Corporation
Per:

"William E.A. Wishart"

William E.A. Wishart, Director

CONSOLIDATED TOPPER GOLD CORPORATION
#214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5

NEWS RELEASE

December 21, 2001

Symbol: CSC

The Company wishes to announce the following hold period expiry dates in respect of the private placements announced on September 25, 2001 and the shares for debt settlement announced on October 23, 2001:

No of securities	Date of expiry of hold period
450,000 units	March 6, 2002
782,500 units	November 6, 2002
73,529 shares	April 12, 2002

Consolidated Topper Gold Corporation
Per:

"William Wishart"
William E.A. Wishart, Director

THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (CDNX)

NEWS RELEASE

"Employment Agreement"

February 13, 2002 – Topper Resources Inc. (the "Company") has hired Lester Paine, of Austin, Texas, to act as the Company's investor relations representative. The duties Mr. Paine will perform for the Company include:

1. assisting with the preparation and dissemination of news releases, news articles, financial information and other corporate information;
2. arranging meetings with brokers, money managers and institutional investors;
3. communicating the Company's business plan to qualified audiences;
4. assisting with shareholder communications and regulatory matters; and
5. responding to shareholder and investor enquiries concerning the Company.

Mr. Pain will be paid a salary of (CAD)$1,000 per month, be reimbursed for his reasonable expenses, and has been granted options to purchase 65,000 shares at a price of $0.17 per share (as announced on February 1, 2002). The options are exercisable for five years from the date of grant subject to earlier termination in the event of the termination of Mr. Paine's employment with the Company.

The Employment Agreement with Mr. Paine is subject to the approval of the Canadian Venture Exchange.

Topper Resources Inc.

"William Wishart"

William Wishart
Secretary & Director

TOPPER RESOURCES INC.

Press Release TSX Venture Exchange: TOP

June 20, 2002

Topper Resources Inc. (the "Company") is pleased to announce a two well exploration program to attempt an extension of the Hillister Field in Tyler County, Texas. The Hillister Field was discovered by Exxon and has produced in excess of 6 million barrels of oil and 5 billion cubic feet of natural gas from 29 wells. Production has been obtained from the Yeugua and Wilcox sands, which are prolific producers on the upper Texas Gulf Coast. The Hillister Field Prospect is comprised of 888 acres and is located approximately 134 km north east of Houston. The Company acquired a 25% interest in the Hillister Prospect from Pringle Resources Inc. for (US)$54,000. The acquisition is subject to the approval of the TSX Venture Exchange.

The Company recently filed an Annual Information Form with the British Columbia Securities Commission. In addition the Company has filed a National Policy 2B Engineering Report on the Hillister Prospect prepared by Sproule Associates, Inc. The report is incorporated into the Annual Information Filing and can be accessed on the Sedar Website at www.sedar.com.

The Company is also pleased to announce the election to its Board of Directors of Mr. Richard Bonnycastle of Calgary in conjunction with the resignation of Mr. Don Nicholson. Mr. Bonnycastle has been an officer and director of Cavendish Investing Ltd., a private investment company, since 1958; Mr. Bonnycastle has also served as a director of various other public companies including Harlequin Enterprises Ltd., Canada Development Corporation, Torstar Ltd., and Patheon Inc.

Please contact Mr. Bill Wishart at (604) 609-0575 with any further inquires.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Suite 214– 1118 Homer Street, Vancouver, B.C., Canada, V6B 6L5
Phone: (604) 609-0575 Fax: (604) 609-0565 Toll Free: 1-866-709-0575
E-mail: fcc@telus.net

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Topper Announces Debt Settlement

July 26, 2002 – Topper Resources Inc. has agreed to settle $60,650 in outstanding indebtedness through the issuance of 224,630 shares at a deemed price of $0.27 per share. The shares will be subject to a hold period of 4 months from the date of issuance. The issuance of the shares is subject to the approval of the TSX Venture Exchange.

For further information please contact William Wishart, director, at (604) 609-0555, or at fcc@telus.net.

On behalf of Topper Resources Inc.

William Wishart
Director

Topper Resources Inc.

#214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5
(604) 609-0555

NEWS RELEASE

August 9, 2002

Symbol: TOP

Topper Resources Inc. is pleased to announce it has retained the services of Island Investor Relations Ltd. This investor relations firm will help increase Topper Resources corporate profile to the investment community. Topper Resources believes an increased investor audience will help accelerate its growth at a time when the oil and gas sector is experiencing unprecedented strong fundamentals.

Topper is currently negotiating with several drilling contractors to obtain the best price for drilling its Hillister Prospect in Tyler County, Texas in the early fall.

The arrangement between Topper and Island Investor Relations Ltd. commenced on the 1st of August 2002. Island Investor Relations has been in the business for 6 (six) years and Topper Resources is looking forward to this business association.

For further information on Topper Resources contact Island Investor Relations Ltd. at 1-250-890-0991 or toll free at 1-877-475-2636.

On Behalf of the Board of Directors,

TOPPER RESOURCES INC.

Per:

"Jimmy M. McCarroll"

Jimmy M. McCarroll
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

August 20, 2002 – Further to its news release of August 9, 2002, Topper Resources Inc. (the "Company") confirms that it has engaged Island Investor Relations ("Island") to provide investor relations services to the Company. These services will include the communication to existing shareholders and responding to shareholder inquiries, and general liaison, communication with, and the preparation of presentations to, the investment community. Island will provide the services for a period of not less than 3 months. Thereafter, the services may be terminated by either party on 30 days notice. In consideration for the services, Island will be paid a fee of $5,000 per month. In addition, certain insiders of the Company have agreed to grant an option to purchase up to 200,000 shares of the Company from such insiders, as follows:

1. Up to 50,000 shares at a price of $0.40 per share at any time on or before December 31, 2002;
2. Up to a further 50,000 shares at a price of $0.60 per share at any time on or before June 30, 2003; and
3. Up to a further 100,000 shares at a price of $0.80 per share at any time on or before December 31, 2003.

The option will expire upon termination of the engagement.

This engagement is subject to the approval of the TSX Venture Exchange.

For further information please contact William Wishart, director, at (604) 609-0555, or at fcc@telus.net.

On behalf of Topper Resources Inc.

William Wishart
Director

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX Venture Exchange)

NEWS RELEASE

Topper Resources Inc. Announces Start of Well Site Construction for Topper Resources – Rice/University #1

Topper Resources Inc. (the "Company") began well site survey and construction work today on the location for the Topper Resources – Rice University #1, which is expected to begin drilling in mid October. Topper has 880 acres leased adjacent to the Hillister Field in Tyler county in Texas. The Hillister Field was discovered by Exxon in the mid 1950's and has produced in excess of 6 million barrels of oil. Topper has two Yegua/Wilcox prospects on its acreage that are defined by seismic and supported by subsurface geology.

For further information on the prospect refer to the Sproule Engineering Report entitled EVALUATION OF CERTAIN LEASEHOLD RIGHTS OF TOPPER RESOURCES INC., available on the SEDAR website at www.sedar.com.

The Company is also pleased to announce the election to its Board of Directors of Mr. Doug Baker of Calgary in conjunction with the resignation of Mr. Ken Thompson. Mr. Doug Baker is President and Chief Financial Officer of Forte Oil Corporation.
His previous experience includes:

- 1997 to 2001 – President and CFO of Forte Energy Ltd.
- 1996 to 1997 – Vice President and CFO of Territorial Resources Inc.
- 1993 to 1996 – Vice President and CFO of Chancellor Energy Resources Inc.
- 1991 to 1993 – Vice President and CFO of American Eagle Petroleum Ltd.
- 1983 to 1991 – Vice President and CFO of Canadian Conquest Exploration Inc.
- 1975 to 1983 – Manager and staff accountant with Deloitte, Haskins and Sells

Mr. Baker has over 26 years experience in the oil and gas business and is a professional chartered accountant. At Chancellor he was instrumental in securing $40 million US in long term debt financing, two flow through share issues raising $7.8 million and a $52 million strategic corporate acquisition. At American Eagle he led a very successful financial restructuring involving seven classes of debt and equity securities. He also organized the defense to a hostile takeover attempt resulting in a superior offer. At Forte Energy Ltd. he participated in the start up of the company with initial capital of $11.6 million and growth in value over four years to over $56 million when sold.

Mr. Baker is a graduate of the University of Saskatchewan and holds a Bachelor of Commerce degree with Honors and is a chartered accountant. In 1997 Mr. Baker received the honor of a Fellow of Chartered Accountants ("FCA").

For further information please contact Bill Wishart @ 1-866-709-0575 or Jimmy McCarroll @ (713) 658-0161.

Topper Resources Inc.

"William Wishart"

William Wishart
Secretary & Director

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Topper Announces Private Placement

November 26, 2002 – Topper Resources Inc. (the "Company") has agreed to the sale of up to 1,000,000 common shares, on a non-brokered private placement basis, at a price of $0.19 per share for proceeds of up to $190,000. The proceeds from the private placement will be used for completion costs of the initial well on the Hillister Prospect in Tyler County, Texas, and for general working capital.

In order to facilitate the private placement, on November 26, 2002 certain insiders and interested shareholders sold through the facilities of the TSX Venture Exchange 750,000 shares for gross proceeds of $150,000. The sellers included Jimmy McCarroll, President and Director, for 300,000 common shares, Murray McKinnon, Chairman of the Board, for 150,000 common shares, and William Wishart, Secretary and Director, for 100,000 common shares. All of the funds received by the sellers will be re-invested in Company through the private placement.

The private placement is subject to the approval of the TSX Venture Exchange.

For further information please contact William Wishart, Secretary and Director, at (604) 609-0555, or at fcc@telus.net, or Jimmy McCarroll, President and Director, at (713) 658-0161, or at jimmymccarroll@sbcglobal.net.

On behalf of Topper Resources Inc.

"William Wishart"

William Wishart
Director

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Topper Announces the Close of a Private Placement

December 24, 2002 – Topper Resources Inc. (the "Company") received approval from the TSX Venture Exchange on December 19, 2002 and has since closed its private placement previously announced on November 26, 2002. The Company sold 827,868 common shares, on a non-brokered private placement basis, at a price of $0.19 per share for proceeds of $157,294.92. The proceeds from the private placement will be used for completion costs of the initial well on the Hillister Prospect in Tyler County, Texas, and for general working capital. All securities will be subject to a four month hold period.

For further information please contact William Wishart, Secretary and Director, at (604) 609-0555, or at fcc@telus.net, or Jimmy McCarroll, President and Director, at (713) 658-0161, or at jimmymccarroll@sbcglobal.net.

On behalf of Topper Resources Inc.

William Wishart
Director

// TOPPER RESOURCES INC.
214 – 1118 HOMER STREET, VANCOUVER, BRITISH COLUMBIA, V6B 6L5
TELEPHONE: (604) 605 0555 FACSIMILE: (604) 609 0565
TSX VENTURE TRADING SYMBOL – TOP

January 7, 2003

NEWS RELEASE

Mr. Jimmy McCarroll, President, Topper Resources Inc. is pleased to announce:

TEXAS EXPLORATION WELL SPUDS

Topper Resources Inc. announces that its initial exploration well, Brammer Rice University #1, on the Hillister Prospect in Tyler County, Texas spudded in on January 3, 2002. Surface casing has been set at 1,570 feet, and the well is drilling ahead at 4000 feet. The well will be drilled to 10,000 feet and will test four Wilcox sand reservoirs and five Yegua sand reservoirs. It is expected to take 10-12 days to drill to total depth.

The Hillister Field Prospect has 888 acres of land and directly offsets the Hillister Oil Field. This oil field has produced over 6 million barrels of oil and 4 billion cubic feet of natural gas from 29 wells, primarily from five Yegua sands. Production histories show many of the Hillister wells having cumulative production of over 300,000 barrels of oil per well with initial production rates of 150 barrels of oil per day. Seismic has defined an extension to the Hillister Field in the Yegua sands over the prospect lands. If the test well is successful, up to three development wells could be drilled on the land.

In the Wilcox sands, which is the secondary objective in this first well, seismic has also defined good four-way closure for the deeper four Wilcox sands. Two of the deeper Wilcox sands (Wilcox 8200' sand and Wilcox-A sand) encountered oil and gas shows from two wells on either side of the four-way closure structure. To the east approximately 2 miles away, a new discovery in the Wilcox-A sand has flowed oil with no water and no decline since January 2000. It has produced over 87,000 barrels of oil and 69 million cubic feet of natural gas.

The Hillister Prospect offers relatively low risk close-in exploration potential in four Wilcox sand reservoirs. The Yegua sands offer low risk exploration step-out potential. If any of these exploration targets are successful, multiple development opportunities exist on the prospect lands.

Topper Resources Inc. is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the Southwestern United States.

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Topper Announces the Investor Relations Arrangements

January 7, 2003 – Topper Resources Inc. (the "Issuer") has engaged Marketsmart Communications Inc. ("Marketsmart") to provide investor relations and corporate communications services to the Issuer. The services provided will include the communication to existing shareholders and responding to shareholder inquiries, and general liaison, communication with, and the preparation of presentations to, the investment community. The term of the initial contract is for 30 days and may be extended by the mutual agreement of the parties. In consideration for the services, Marketsmart will be paid a fee of $6,000 per month.

About Marketsmart Communications Inc.: Marketsmart is a Vancouver based firm specializing in investor relations and corporate communications for junior public companies. Marketsmart is owned and operated by Maria Da Silva. Ms. Da Silva has been providing investor relations services to public companies for the past 10 years.

For further information please contact Jimmy McCarroll, President and Director, at (713) 658-0161, or at jimmymccarroll@sbcglobal.net.

On behalf of Topper Resources Inc.

Jimmy McCarroll
President and Director

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Results from 1st Well in the Hillister Prospect, Tyler County, Texas

January 15, 2003 – Topper Resources Inc. ("Topper") announces that the Brammer Rice University #1, the initial well of a two well drilling program to test the Wilcox and Yegua Sands adjacent to the Hillister Field reached a total depth of 10,000 feet. The logging program indicated eight feet of hydrocarbon bearing sand in the Wilcox 9400-foot sand, which is oil bearing in the Hillister Field. Due to lower porosity relative to the Hillister Field (18% versus 24%) and lower permeability, the well does not appear to be commercial and Topper elected not to attempt a completion. The Yegua Sands were dry and do not warrant further drilling.

Topper has scheduled the drilling of the second well on the Hillister Prospect for the spring of this year. Prior to that drilling, a seismic program will be conducted on the northern portion of Topper's acerage position of 880 acres. A sizable four way closed structure has been identified in the Wilcox using existing subsurface and seismic control. These data show that the upper Wilcox sands can be tested at a much more advantageous position structurally than in the initial well. The seismic program will serve to define the structure more precisely and to indicate the best location for the next well.

Topper, located in Houston, Texas and Vancouver, British Columbia is actively engaged in the acquisition and development of oil and gas prospects in the United States and Canada.

For further information please contact Maria Da Silva of MarketSmart Communications, 604-646-5632, 887-646-5632, or Jimmy McCarroll, President and Director of Topper, at (713) 658-0161, or at jimmymccarroll@sbcglobal.net.

On behalf of Topper Resources Inc.

Jimmy McCarroll

President and Director

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act
MATERIAL CHANGE REPORT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and file in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting".

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Consolidated Topper Gold Corporation
#214 - 1118 Homer Street
Vancouver, B.C.
V6B 6L5

(604) 609-0555

Item 2: Date of Material Change

State the date of the material change.

August 10, 2001

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

August 16, 2001 via Canada Stockwatch.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see attached news release.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please see attached news release.

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

N/A

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise

its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

N/A

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

William Wishart, who may be contacted at address and phone number listed in Item 1.

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Dated August 16, 2001

"William Wishart"
William Wishart
President & Director

FORM 53-901F

Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Consolidated Topper Gold Corporation
#214 - 1118 Homer Street
Vancouver, B.C.
V6B 6L5

(604) 609-0555

Item 2. Date of Material Change

September 25, 2001

Item 3. Press Release

State the date and places of issuance of the press release issued pursuant to Section 85(1) of the Act.

This news release was issued on September 25, 2001 through the Canada Stockwatch and Market News.

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Issuer entered into agreements for the sale of 1,250,000 units at $0.20 per unit for total proceeds of $250,000, where each unit consists of 1 common share of the Company and 1 share purchase warrant expiring on September 25, 2003 for the purchase of 1 further common share of the Company at the exercise price of $0.30 per share.

Item 5. Full Description of Material Change

Same as item 4 above.

Item 6. Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

Item 7. Omitted Information

The director of the Company, William E.A. Wishart is knowledgeable about the material change. He may be contacted at the address and telephone number given in Item 1:

Item 8. Senior Officers

William E.A. Wishart, who may be contacted at address and phone number listed in Item 1.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act
MATERIAL CHANGE REPORT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and file in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting".

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Consolidated Topper Gold Corporation
#214 - 1118 Homer Street
Vancouver, B.C.
V6B 6L5

(604) 609-0555

Item 2: Date of Material Change

State the date of the material change.

October 23, 2001

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

October 23, 2001 via Canada Stockwatch.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see attached news release.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please see attached news release.

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

N/A

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise

its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

N/A

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

William Wishart, who may be contacted at address and phone number listed in Item 1.

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Dated October 23, 2001

"William Wishart"
William Wishart
President & Director

Consolidated Topper Gold Corporation

#214 - 1118 Homer Street
Vancouver, B.C.
V6B 6L5

(604) 609-0555

NEWS RELEASE

October 23, 2001 | Symbol: CSC

The Company wishes to announce that it has arranged a settlement of its outstanding debt of $21,400 by the issuance of 125,882 shares of the Company at a price of $0.17 per share, subject to regulatory approval.

Consolidated Topper Gold Corporation
Per:

"William Wishart"
William E.A. Wishart, Director

THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This is the form of material change report required under Section 85(1) of the Securities Act of British Columbia.

FORM 53-901.F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT.

1. **REPORTING ISSUER**

Consolidated Topper Gold Corporation
#214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5
(604) 609-0555

2. **DATE OF THE MATERIAL CHANGE**

December 19, 2001

3. **PRESS RELEASE**

A News Release dated December 19, 2001, and issued in Vancouver, British Columbia was disseminated through the Canada Stockwatch, Market News, the Canadian Venture Exchange and the British Columbia Securities Commission.

4. **SUMMARY OF MATERIAL CHANGE**

See attached Consolidated Topper Gold Corporation News Release dated for reference December 19, 2001.

5. **FULL DESCRIPTION OF MATERIAL CHANGE**

Refer to attached copy of December 19, 2001 press release for full particulars.

6. **RELIANCE ON SECTION 85(2) OF THE ACT**

Not Applicable

7. **OMITTED INFORMATION**

Not Applicable

8. **SENIOR OFFICER**

William E.A. Wishart, Director

9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this December 19, 2001.

Yours truly,

CONSOLIDATED TOPPER GOLD CORPORATION

Per:
"William E.A. Wishart"

William E.A. Wishart, Director

Consolidated Topper Gold Corporation

#214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5
(604) 609-0555

NEWS RELEASE

December 19, 2001

Symbol: CSC

The Company wishes to announce that at the Annual General Meeting of Consolidated Topper Gold Corporation (the "Corporation"), Jimmy M. McCarrol, Murray McKinnon, Don Nicholson, William E.A. Wishart and Ken Thomson were re-appointed to the Board of Directors of the Corporation until the next annual general meeting. In addition, the shareholders also approved a change of the Corporation's name to "Topper Resources Inc."

Subsequent to the annual general meeting, the Board of Directors appointed Jimmy M. McCarroll as President, Murray McKinnon as Chairman of the Board and William E.A. Wishart as Secretary.

Mr. McCarroll brings to the Corporation significant experience as a successful oil and gas operator on the Gulf Coast of Texas since the late seventies. He has served as the President of McCarroll Energy and the general partner of the McCarroll and Young Energy Funds during that period. In addition, he has been involved in international projects in The Gulf of Thailand and Tunisia. Mr. McCarroll has served as a Director of two publicly traded corporations in Canada.

Mr. McKinnon has served as the President of American Energy Capital, an oil and gas exploration and investment company, in Houston, Texas since 1987. He was President of Trinity Resources Ltd., a company listed on the Toronto Stock Exchange from 1977 to 1985. Prior to that time he served as the Executive vice-president and a director of Pan Canadian Petroleum, from 1962 to 1975. Mr. McKinnon currently serves as a director of Brodie Exploration, a publicly traded corporation in the United States.

Consolidated Topper Gold Corporation
Per:

"William E.A. Wishart"

William E.A. Wishart, Director

This is the form of material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

   State the full name and address of the principal office in Canada of the reporting issuer.

   Consolidated Topper Gold Corporation
   214-1118 Homer Street
   Vancouver, B.C. B6B 6L5

2. Date of Material Change

   December 21, 2001

3. Press Release

   State the date and places of issuance of the press release issued pursuant to Section 85(1) of the Act.

   This news release was issued on December 21, 2001 through the Canada Stockwatch and the Market News.

4. Summary of Material Change

   Please see the attached news release.

5. Full Description of Material Change

   Same as in item 4 above.

6. Reliance on Section 85(2) of the Act

   This report is not being filed on a confidential basis.

7. Omitted Information

The director of the Company, William Wishart, is knowledgeable about the material change. He may be contacted at the address and telephone number given in Item 1:

8. Senior Officers

William Wishart, who may be contacted at address and phone number listed in Item 1.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated December 21, 2001.

"William Wishart"

Name: William Wishart
Director

CONSOLIDATED TOPPER GOLD CORPORATION
#214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5

NEWS RELEASE

December 21, 2001

Symbol: CSC

The Company wishes to announce the following hold period expiry dates in respect of the private placements announced on September 25, 2001 and the shares for debt settlement announced on October 23, 2001:

No of securities	Date of expiry of hold period
450,000 units	March 6, 2002
782,500 units	November 6, 2002
73,529 shares	April 12, 2002

Consolidated Topper Gold Corporation
Per:

"William Wishart"
William E.A. Wishart, Director

THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act of British Columbia.

FORM 53-901.F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT.

1. **REPORTING ISSUER**

TOPPER RESOURCES INC.
Suite 214-1118 Homer St.
Vancouver, British Columbia, V6B 6L5
Phone No. (604) 609-0575 Fax (604) 609-0565

2. **DATE OF THE MATERIAL CHANGE**

June 20, 2002

3. **PRESS RELEASE**

A News Release dated June 20, 2002, and issued in Vancouver, British Columbia was disseminated through the Canada Stockwatch, Market News, the TSX Venture Exchange and the British Columbia Securities Commission.

4. **SUMMARY OF MATERIAL CHANGE**

See attached Topper Resources Inc. News Release dated for reference June 20, 2002.

5. **FULL DESCRIPTION OF MATERIAL CHANGE**

Refer to attached copy of June 20, 2002 press release for full particulars.

6. **RELIANCE ON SECTION 85(2) OF THE ACT**

Not Applicable

7. **OMITTED INFORMATION**

Not Applicable

8. **SENIOR OFFICER**

William E.A. Wishart, President

9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this June 20, 2002.

Yours truly,

TOPPER RESOURCES INC.

Per: *William E.A. Wishart*
William E.A. Wishart, *President*

TOPPER RESOURCES INC.

Press Release

TSX Venture Exchange: TOP

June 20, 2002

Topper Resources Inc. (the "Company") is pleased to announce a two well exploration program to attempt an extension of the Hillister Field in Tyler County, Texas. The Hillister Field was discovered by Exxon and has produced in excess of 6 million barrels of oil and 5 billion cubic feet of natural gas from 29 wells. Production has been obtained from the Yeugua and Wilcox sands, which are prolific producers on the upper Texas Gulf Coast. The Hillister Field Prospect is comprised of 888 acres and is located approximately 134 km north east of Houston. The Company acquired a 25% interest in the Hillister Prospect from Pringle Resources Inc. for (US)$54,000. The acquisition is subject to the approval of the TSX Venture Exchange.

The Company recently filed an Annual Information Form with the British Columbia Securities Commission. In addition the Company has filed a National Policy 2B Engineering Report on the Hillister Prospect prepared by Sproule Associates, Inc. The report is incorporated into the Annual Information Filing and can be accessed on the Sedar Website at www.sedar.com.

The Company is also pleased to announce the election to its Board of Directors of Mr. Richard Bonnycastle of Calgary in conjunction with the resignation of Mr. Don Nicholson. Mr. Bonnycastle has been an officer and director of Cavendish Investing Ltd., a private investment company, since 1958; Mr. Bonnycastle has also served as a director of various other public companies including Harlequin Enterprises Ltd., Canada Development Corporation, Torstar Ltd., and Patheon Inc.

Please contact Mr. Bill Wishart at (604) 609-0575 with any further inquires.

Suite 214– 1118 Homer Street, Vancouver, B.C., Canada, V6B 6L5
Phone: (604) 609-0575 Fax: (604) 609-0565 Toll Free: 1-866-709-0575
E-mail: fcc@telus.net

This is the form of material change report required under Section 85(1) of the Securities Act of British Columbia.

FORM 53-901.F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT.

1. **REPORTING ISSUER**

   Topper Resources Inc.
   #214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5
   (604) 609-0555

2. **DATE OF THE MATERIAL CHANGE**

   August 9, 2002

3. **PRESS RELEASE**

   A News Release dated August 9, 2002, and issued in Vancouver, British Columbia was disseminated through the Canada Stockwatch, Market News, the TSX Venture Exchange and the British Columbia Securities Commission.

4. **SUMMARY OF MATERIAL CHANGE**

   See attached Topper Resources Inc. News Release dated for reference August 9, 2002.

5. **FULL DESCRIPTION OF MATERIAL CHANGE**

   Refer to attached copy of August 9, 2002 press release for full particulars.

6. **RELIANCE ON SECTION 85(2) OF THE ACT**

   Not Applicable

7. **OMITTED INFORMATION**

   Not Applicable

8. **SENIOR OFFICER**

   Jimmy M. McCarroll, President

9. **STATEMENT OF SENIOR OFFICER**

   The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this August 9, 2002.

Yours truly,

TOPPER RESOURCES INC.

Per:
"Jimmy M. McCarroll"

____
Jimmy McCarroll, President

Topper Resources Inc.

#214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5
(604) 609-0555

NEWS RELEASE

August 9, 2002

Symbol: TOP

Topper Resources Inc. is pleased to announce it has retained the services of Island Investor Relations Ltd. This investor relations firm will help increase Topper Resources corporate profile to the investment community. Topper Resources believes an increased investor audience will help accelerate its growth at a time when the oil and gas sector is experiencing unprecedented strong fundamentals.

Topper is currently negotiating with several drilling contractors to obtain the best price for drilling its Hillister Prospect in Tyler County, Texas in the early fall.

The arrangement between Topper and Island Investor Relations Ltd. commenced on the 1st of August 2002. Island Investor Relations has been in the business for 6 (six) years and Topper Resources is looking forward to this business association.

For further information on Topper Resources contact Island Investor Relations Ltd. at 1-250-890-0991 or toll free at 1-877-475-2636.

On Behalf of the Board of Directors,

TOPPER RESOURCES INC.

Per:

"Jimmy M. McCarroll"

Jimmy M. McCarroll
President

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**

Topper Resources Inc.
Suite 214, 1118 Homer Street
Vancouver, British Columbia
V6B 6L5

Item 2. **Date of Material Change**

August 20, 2002

Item 3. **Press Release**

The Issue issued a press release on August 20, 2002 in Vancouver.

Item 4. **Summary of Material Change**

The Issuer engaged Island Investor Relations to provide investor relations services.

Item 5. **Full Description of Material Change**

The Issuer engaged Island Investor Relations ("Island") to provide investor relations services to the Issuer. These services will include the communication to existing shareholders and responding to shareholder inquiries, and general liaison, communication with, and the preparation of presentations to, the investment community. Island will provide the services for a period of not less than 3 months. Thereafter, the services may be terminated by either party on 30 days notice. In consideration for the services, Island will be paid a fee of $5,000 per month. In addition, certain insiders of the Issuer have agreed to grant an option to purchase up to 200,000 shares of the Issuer from such insiders, as follows:

1. Up to 50,000 shares at a price of $0.40 per share at any time on or before December 31, 2002;
2. Up to a further 50,000 shares at a price of $0.60 per share at any time on or before June 30, 2003; and
3. Up to a further 100,000 shares at a price of $0.80 per share at any time on or before December 31, 2003.

The option will expire upon termination of the engagement.

This engagement is subject to the approval of the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act**
Reliance on Section 118(2) of the Alberta Securities Act

This report is not be filed on a confidential basis.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

To obtain further information contact the Corporate Secretary and Director, William Wishart at (604) 609-0555.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 21st day of August, 2002.

"William Wishart"
Authorized Signatory

This is the form of material change report required under Section 85(1) of the Securities Act of British Columbia.

FORM 53-901.F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT.

1. **REPORTING ISSUER**

   Topper Resources Inc.
   #214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5
   (604) 609-0555

2. **DATE OF THE MATERIAL CHANGE**

   September 9, 2002

3. **PRESS RELEASE**

   A News Release dated September 9, 2002, and issued in Vancouver, British Columbia was disseminated through the Canada Stockwatch, Market News, the TSX Venture Exchange and the British Columbia Securities Commission.

4. **SUMMARY OF MATERIAL CHANGE**

   See attached Topper Resources Inc. News Release dated for reference September 9, 2002.

5. **FULL DESCRIPTION OF MATERIAL CHANGE**

   Refer to attached copy of September 9, 2002 press release for full particulars.

6. **RELIANCE ON SECTION 85(2) OF THE ACT**

   Not Applicable

7. **OMITTED INFORMATION**

   Not Applicable

8. **SENIOR OFFICER**

   William E.A. Wishart, Director

9. **STATEMENT OF SENIOR OFFICER**

   The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this September 9, 2002.

Yours truly,

TOPPER RESOURCES INC.

Per:
"William E.A. Wishart"

____
William E.A. Wishart, Director

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX Venture Exchange)

NEWS RELEASE

Topper Resources Inc. Announces Start of Well Site Construction for Topper Resources – Rice/University #1

Topper Resources Inc. (the "Company") began well site survey and construction work today on the location for the Topper Resources – Rice University #1, which is expected to begin drilling in mid October. Topper has 880 acres leased adjacent to the Hillister Field in Tyler county in Texas. The Hillister Field was discovered by Exxon in the mid 1950's and has produced in excess of 6 million barrels of oil. Topper has two Yegua/Wilcox prospects on its acreage that are defined by seismic and supported by subsurface geology.

For further information on the prospect refer to the Sproule Engineering Report entitled EVALUATION OF CERTAIN LEASEHOLD RIGHTS OF TOPPER RESOURCES INC., available on the SEDAR website at www.sedar.com.

The Company is also pleased to announce the election to its Board of Directors of Mr. Doug Baker of Calgary in conjunction with the resignation of Mr. Ken Thompson. Mr. Doug Baker is President and Chief Financial Officer of Forte Oil Corporation.

His previous experience includes:

- 1997 to 2001 – President and CFO of Forte Energy Ltd.
- 1996 to 1997 – Vice President and CFO of Territorial Resources Inc.
- 1993 to 1996 – Vice President and CFO of Chancellor Energy Resources Inc.
- 1991 to 1993 – Vice President and CFO of American Eagle Petroleum Ltd.
- 1983 to 1991 – Vice President and CFO of Canadian Conquest Exploration Inc.
- 1975 to 1983 – Manager and staff accountant with Deloitte, Haskins and Sells

Mr. Baker has over 26 years experience in the oil and gas business and is a professional chartered accountant. At Chancellor he was instrumental in securing $40 million US in long term debt financing, two flow through share issues raising $7.8 million and a $52 million strategic corporate acquisition. At American Eagle he led a very successful financial restructuring involving seven classes of debt and equity securities. He also organized the defense to a hostile takeover attempt resulting in a superior offer. At Forte Energy Ltd. he participated in the start up of the company with initial capital of $11.6 million and growth in value over four years to over $56 million when sold.

Mr. Baker is a graduate of the University of Saskatchewan and holds a Bachelor of Commerce degree with Honors and is a chartered accountant. In 1997 Mr. Baker received the honor of a Fellow of Chartered Accountants ("FCA").

For further information please contact Bill Wishart @ 1-866-709-0575 or Jimmy McCarroll @ (713) 658-0161.

Topper Resources Inc.

"William Wishart"

William Wishart
Secretary & Director

The TSX Venture Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**

Topper Resources Inc.
Suite 214, 1118 Homer Street
Vancouver, British Columbia
V6B 6L5

Item 2. **Date of Material Change**

September 16, 2002

Item 3. **Press Release**

The Issue issued a press release on September 25, 2002 in Vancouver.

Item 4. **Summary of Material Change**

The Issuer completed a shares for debt transaction.

Item 5. **Full Description of Material Change**

The Issuer issued a total of 191,667 common shares, at a price of $0.27 per share, in settlement of outstanding obligations totalling $51,750. The shares are subject to a four month hold period expiring January 17, 2003.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act**
Reliance on Section 118(2) of the Alberta Securities Act

This report is not be filed on a confidential basis.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

To obtain further information contact the Corporate Secretary and Director, William Wishart at (604) 609-0555.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 25th day of September, 2002.

William Wishart

Authorized Signatory

A/007593000/15055.1

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Topper Announces the Completion of the Debt Settlement

September 25, 2002 – Topper Resources Inc. (the "Company") has issued a total of 191,667 common shares, at a price of $0.27 per share, in settlement of outstanding obligations totalling $51,750. The shares are subject to a four month hold period expiring January 17, 2003.

For further information please contact William Wishart, director, at (604) 609-0555, or at fcc@telus.net.

On behalf of Topper Resources Inc.

"William Wishart"

William Wishart
Director

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. Reporting Issuer

Topper Resources Inc.
Suite 214, 1118 Homer Street
Vancouver, British Columbia
V6B 6L5

Item 2. Date of Material Change

December 24, 2002

Item 3. Press Release

The Issue issued a press release on December 24, 2002 in Vancouver.

Item 4. Summary of Material Change

The Issuer completed a shares for debt transaction.

Item 5. Full Description of Material Change

See attached news release.

Item 6. Reliance on Section 85(2) of the British Columbia Securities Act
Reliance on Section 118(2) of the Alberta Securities Act

This report is not to be filed on a confidential basis.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officers

To obtain further information contact the Corporate Secretary and Director, William Wishart at (604) 609-0555.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 24th day of December, 2002.

"William Wishart"
Authorized Signatory

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**

Topper Resources Inc.
Suite 214, 1118 Homer Street
Vancouver, British Columbia
V6B 6L5

Item 2. **Date of Material Change**

January 15, 2003

Item 3. **Press Release**

The Issue issued a press release on January 15, 2003 in Vancouver.

Item 4. **Summary of Material Change**

The Issuer completed a shares for debt transaction.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act**
Reliance on Section 118(2) of the Alberta Securities Act

This report is not to be filed on a confidential basis.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Jimmy McCarroll at (713) 658-0161, or at jimmymccarroll@sbcglobal.net..

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 15th day of January, 2003.

"Jimmy McCarroll"
Authorized Signatory

A/007593000/16894.1



TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street
Vancouver, British Columbia, Canada, V6B 6L5



SENT VIA SEDAR

October 17, 2002

To: **British Columbia Securities Commission**
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: TOPPER RESOURCES INC. (the "Company")

We advise the following with respect to the upcoming Annual General Meeting of the shareholders of the Company:

1.	**Meeting Type:**	**Annual General Meeting**
2.	**Security Description of Voting Issue:**	**Common**
3.	**CUSIP Number:**	**210228102**
4.	**Record Date:**	**November 14, 2002**
5.	**Meeting Date:**	**December 19, 2002**
6.	**Meeting Location:**	**Boardroom 2nd Floor 1118 Homer Street Vancouver, B.C., V6B 6L5**

Yours truly,

Topper Resources Inc.

"Jimmy McCarroll"

Jimmy McCarroll
President

cc: The Manitoba Securities Commission
cc: Nova Scotia Securities Commission
cc: Commission des valeurs mibiliéres du Québec
cc: Registrar of Securities, Governement of the Yukon Territory
cc: Ontario Securities Commission
cc: Saskatchewan Securities Commission
cc: Securities Registry, Government of the Northwest Territories

CONSOLIDATED TOPPER GOLD CORPORATION
NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of CONSOLIDATED TOPPER GOLD CORPORATION (the "Company") will be held on November 29, 2001 at the Company's business offices located at #2100-1066 West Hastings St., Vancouver, B.C., V6E 3X2 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period(s) ending August 31, 2001 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting.

5. To approve an ordinary resolution to grant incentive stock options to insiders and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share that are in accordance with the policies of the Canadian Venture Exchange and to approve any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options.

6. To authorize the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares.

7. To authorize, upon the exercise of stock options, the issuance of shares to insiders, within a one year period, exceeding 10% of the outstanding listed shares.

8. To authorize, upon the exercise of stock options, the issuance of shares to any one insider and such insider's associates within a one year period, exceeding 5% of the outstanding listed shares.

9. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

10. To consider and, if thought fit, approve a special resolution to change the Company's name to "Topper Resources Inc." and that paragraph 1 of the Memorandum be altered to read as follows: "1. The name of the Company is "Topper Resources Inc."".

11. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 22nd day of October, 2001.

BY ORDER OF THE BOARD OF DIRECTORS OF CONSOLIDATED TOPPER GOLD CORPORATION

Per "William E.A. Wishart"
William E.A. Wishart, Director

CONSOLIDATED TOPPER GOLD CORPORATION



INFORMATION CIRCULAR

This information circular contains information as at October 22, 2001.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of CONSOLIDATED TOPPER GOLD CORPORATION (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If,

however, other matters which are not now known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 510 BURRARD STREET, VANCOUVER, B.C. V6C 3B9 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2100-1066 West Hastings Street, Vancouver, B.C. V6E 3X2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 1,967,261 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more

than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co.*	1,154,841	58.7%
Ken Thompson	207,000	10.5%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at 6 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and Residence	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
William E.A. Wishart Director and President	Businessman	July 7, 2000	248,843
Don Nicholson Director	Businessman	July 18, 2000	90,500
Ken Thompson Director and Secretary	Businessman	August 1, 2000	210,000
Jimmy M. McCarroll	Businessman	August 10, 2001	Nil
Murray McKinnon	Businessman	August 10, 2001	Nil

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

Details of remuneration paid to the Company's executive officers is set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of William E.A. Wishart, Don Nicholson and Jimmy M. McCarroll.

Advance notice of this meeting inviting nomination for directors of the Company as required by Section 111 of the Company Act, British Columbia, was published in the Vancouver Province Newspaper on October 3, 2001 and delivered to the British Columbia Securities Commission and the Canadian Venture Exchange.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
William E.A. Wishart	2001 2000	Nil Nil	Nil Nil	48,000[1] 8,230[1]	Nil	Nil	Nil	Nil
Peter F. Wishart	1999	Nil	Nil	60,000	Nil	Nil	Nil	Nil

[1] This amount was paid to a director's wholly owned company for management serves, rent and fixed asset costs.

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (# common shares)	% of Total Options Granted to Employees in Financial Year	Exercise Price or Base Price ($)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
William E.A. Wishart	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
William E.A. Wishart	Nil	Nil	Nil	Nil

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any

proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Davidson & Co., Chartered Accountants, of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Incentive Stock Options

Canadian Venture Exchange ("CDNX") Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with CDNX Policy 4.4) to:

(i) a decrease in the exercise price of stock options previously granted to insiders;

(ii) the reservation, for issuance under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares;

(iii) the issuance to insiders, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares;

(iv) the issuance to any one insider and such insider's associates, upon the exercise of stock options, within a one year period, shares exceeding 5% of the outstanding listed shares.

Accordingly, members will be asked to pass resolutions authorizing the above.

CHANGE OF NAME

The Company will seek exploration and development opportunities in the natural resource sector which may or may not involve gold exploration and development. In order to reflect this wider mandate, the Board of Directors of the Company are recommending that the members accept a change of name proposed in the following special resolution:

"To consider and, if thought fit, approve a special resolution to change the Company's name to "Topper Resources Inc." and that paragraph 1 of the Memorandum be altered to read as follows: "1. The name of the Company is "Topper Resources Inc."."

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 22nd day of October, 2001.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: "William E.A. Wishart"
William E.A. Wishart, Director

SUPPLEMENTAL MAILING LIST
RETURN CARD

TO: SHAREHOLDERS OF CONSOLIDATED TOPPER GOLD CORPORATION

If you wish to be included in the supplemental mailing list for CONSOLIDATED TOPPER GOLD CORPORATION (the "Company") in order to receive its interim financial statements, please complete and return this card to:

COMPUTERSHARE TRUST COMPANY OF CANADA, 510 BURRARD STREET, VANCOUVER, B.C. V6C 3B9
Attention: Stock Transfer Department

TO: CONSOLIDATED TOPPER GOLD CORPORATION

The undersigned certifies that he/she/it is the owner of securities of the Company and requests to be placed on the Company's supplemental mailing list in order to receive its interim financial statements.

DATED: ________

____
Signature

____
Name - please print

____
Address

____

____
Name and title of person signing
if different from name above.

TOPPER RESOURCES INC.

03 APR 22 AM 7:21

ADDENDUM TO THE NOTICE AND INFORMATION CIRCULAR

for the Annual General Meeting of Topper Resources Inc. to be held on December 19, 2002
(Containing information as at November 20, 2002)

ELECTION OF DIRECTORS

The information under the heading "Election Of Directors" is amended to increase the number of directors, of the Company, be elected to seven (7), and to propose the nomination by management of the following two individuals as directors of the Company in addition the individuals set out in the Information Circular.

Name, Position, Address & Municipality of Residence(1)	Principal Occupation	Director Since	Shares Beneficially Owned or Controlled(2)
CORY KENT North Vancouver, BC Canada *Proposed Director*	1996-Present: Lawyer, Anfield Sujir Kennedy & Durno	Not applicable	Nil
CHARLES B. WHEELER Houston, TX USA *Proposed Director*	President and CEO of Glenayr Corporation, a private family-owned company from 1991 to present.	Not applicable	Nil

Notes:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

AMENDMENT TO THE NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

Item 3 of the Notice of the Annual General Meeting is deleted in its entirety and replaced with the following:

"3. To fix the number of directors at seven (7) and to elect directors for the ensuing year;"

CERTIFICATE

The foregoing and the information contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 20th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

JIMMY McCARROLL
~~Chief Executive~~ Officer & Chief Financial Officer

A/007593000/16084.1

TOPPER RESOURCES INC.
Suite 214, 1118 Homer Street
Vancouver, British Columbia
V6B 6L5

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the members of **Topper Resources Inc.** (hereinafter called the "Company") will be held in the Boardroom 2nd Floor, 1118 Homer Street, Vancouver, B.C. V6B 6L5, on **Thursday, December 19, 2002**, at the hour of **9:00 A.M.** (Vancouver time), for the following purposes:

1. To receive and consider the report of the directors, the audited financial statements of the Company for the fiscal year ended August 31, 2002, and the report of the Auditors thereon;

2. To appoint an Auditor for the ensuing year at a remuneration to be fixed by the directors;

3. To fix the number of directors at five and to elect directors for the ensuing year;

4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed November 14, 2002 as the record date for the determination of members entitled to notice of and to vote at the meeting.

Members unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, as at this 14th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Jimmy M. McCarroll"

JIMMY M. MCCARROLL
President and Director

TOPPER RESOURCES INC.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF TOPPER RESOURCES INC. (HEREINAFTER CALLED THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF MEMBERS ON DECEMBER 19, 2002.

The undersigned, a registered member of the Company, appoints Jimmy McCarroll or, failing him William E. A. Wishart, directors and/or officers of the Company, or instead of either of the foregoing, ______________________ (hereinafter called the "Nominee") as proxyholder, with power of substitution, to attend and vote for the undersigned at the Annual General Meeting of members of the Company to be held in Vancouver, British Columbia, on Thursday, **December 19, 2002**, at the hour of **9:00 A.M.** (Vancouver time) and at any adjournment thereof. The undersigned revokes any instrument of proxy heretofore given with respect to the Meeting or any adjournment thereof with respect only to the shares identified below. Without limiting the general powers hereby conferred, the said proxy is directed, in respect of the following matters to give effect to the following choices, as indicated by a check mark "√" or an "X":

1. To appoint Davidson & Co., Chartered Accountants, as auditor of the Company for the ensuing year at a remuneration to be fixed by the directors.

   FOR ( )　　　　WITHHOLD ( )

2. To fix the number of directors of the Company at five, subject to such increase as may be permitted by the Articles of the Company.

   FOR ( )　　　　AGAINST ( )

3. To elect the following persons as a director of the Company for the ensuing year to hold office in accordance with the Articles of the Company for the ensuing year:

(i)	Jimmy M. McCarroll	FOR ( )	WITHHOLD ( )
(ii)	William E.A. Wishart	FOR ( )	WITHHOLD ( )
(iii)	Murray C. McKinnon	FOR ( )	WITHHOLD ( )
(iv)	Richard A.N. Bonnycastle	FOR ( )	WITHHOLD ( )
(v)	Doug N. Baker	FOR ( )	WITHHOLD ( )

WHERE THE UNDERSIGNED HAS NOT SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE FOREGOING MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS IF THE UNDERSIGNED HAS SPECIFIED AN AFFIRMATIVE VOTE WITH RESPECT TO SUCH MATTER(S).

THIS PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MIGHT PROPERLY COME BEFORE THE MEETING.

NOTES:

1. MEMBERS HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THEM AT THE ANNUAL GENERAL MEETING OF MEMBERS, OTHER THAN THE MANAGEMENT NOMINEES. If you desire to designate as proxyholder a person other than the management nominees, you should either strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper form of proxy.

2. A proxy, to be valid, must be dated and signed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized and appointed officer, attorney or representative of the Company. If the proxy is executed by an attorney for an individual shareholder or by an officer, attorney or representative of a corporate shareholder, the instrument so empowering the officer, attorney or representative, as the case may be, or a notaries copy thereof, must accompany the proxy instrument.

3. ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 4:00 P.M. ON THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING, BEING DECEMBER 18,2002, OR ANY ADJOURNMENT THEREOF, WITH THE COMPANY, in care of Suite #4020-8171 Ackroyd Road, Richmond, British Columbia, Canada V6X 3K1, provided that a proxy may be delivered to the Chair of the Meeting on the day of the Meeting or any adjournment prior to the time for voting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Signature ______________________________

Name ______________________________
Please Print

Address ______________________________

Number of Shares Held: ______________________________
(IF LEFT BLANK, ALL SHARES REGISTERED IN YOUR NAME WILL BE DEEMED TO BE REPRESENTED BY THIS PROXY)

Date ______________________________, 2002.
(IF THE FORM OF PROXY IS NOT DATED IN THE SPACE PROVIDED, IT IS DEEMED TO BEAR THE DATE ON WHICH IT IS MAILED)

TOPPER RESOURCES INC.
(the "Company")

INSTRUMENT OF PROXY
FOR THE ANNUAL GENERAL MEETING

To be Held on December 19, 2002

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY

The undersigned, a registered member of the Company, appoints Jimmy McCarroll or, failing him William E. A. Wishart, directors and/or officers of the Company, or instead of either of the foregoing, ______________________________ (hereinafter called the "Nominee") as proxyholder, with power of substitution, to attend and vote for the undersigned at the Annual General Meeting of members of the Company to be held in Vancouver, British Columbia, on Thursday, **December 19, 2002**, at the hour of **9:00 A.M.** (Vancouver time) and at any adjournment thereof. The undersigned revokes any instrument of proxy heretofore given with respect to the Meeting or any adjournment thereof with respect only to the shares identified below. Without limiting the general powers hereby conferred, the said proxy is directed, in respect of the following matters to give effect to the following choices, as indicated by a check mark "√" or an "**X**":

1. To appoint Davidson & Co., Chartered Accountants, as auditor of the Company for the ensuing year at a remuneration to be fixed by the directors.

   FOR ( )　　　　　　　　WITHHOLD ( )

2. To fix the number of directors of the Company at seven (7), subject to such increase as may be permitted by the Articles of the Company.

   FOR ( )　　　　　　　　AGAINST ( )

3. To elect the following persons as a director of the Company for the ensuing year to hold office in accordance with the Articles of the Company for the ensuing year:

(i)	Jimmy M. McCarroll	FOR ( )	WITHHOLD ( )
(ii)	William E.A. Wishart	FOR ( )	WITHHOLD ( )
(iii)	Murray C. McKinnon	FOR ( )	WITHHOLD ( )
(iv)	Richard A.N. Bonnycastle	FOR ( )	WITHHOLD ( )
(v)	Doug N. Baker	FOR ( )	WITHHOLD ( )
(vi)	Cory Kent	FOR ( )	WITHHOLD ( )
(vii)	Charles Wheeler	FOR ( )	WITHHOLD ( )

WHERE THE UNDERSIGNED HAS NOT SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE FOREGOING MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS IF THE UNDERSIGNED HAS SPECIFIED AN AFFIRMATIVE VOTE WITH RESPECT TO SUCH MATTER(S).

THIS PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MIGHT PROPERLY COME BEFORE THE MEETING.

NOTES:

1. MEMBERS HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THEM AT THE ANNUAL GENERAL MEETING OF MEMBERS, OTHER THAN THE MANAGEMENT NOMINEES. If you desire to designate as proxyholder a person other than the management nominees, you should either strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper form of proxy.

2. A proxy, to be valid, must be dated and signed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized and appointed officer, attorney or representative of the Company. If the proxy is executed by an attorney for an individual shareholder or by an officer, attorney or representative of a corporate shareholder, the instrument so empowering the officer, attorney or representative, as the case may be, or a notaries copy thereof, must accompany the proxy instrument.

3. ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 4:00 P.M. ON THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING, BEING DECEMBER 18, 2002, OR ANY ADJOURNMENT THEREOF, WITH THE COMPANY, in care of Suite #4020-8171 Ackroyd Road, Richmond, British Columbia, Canada V6X 3K1, provided that a proxy may be delivered to the Chair of the Meeting on the day of the Meeting or any adjournment prior to the time for voting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Signature ____

Name ____

Please Print

Address ____

Number of Shares Held: ____

(IF LEFT BLANK, ALL SHARES REGISTERED IN YOUR NAME WILL BE DEEMED TO BE REPRESENTED BY THIS PROXY)

Date ____, 2002.

(IF THE FORM OF PROXY IS NOT DATED IN THE SPACE PROVIDED, IT IS DEEMED TO BEAR THE DATE ON WHICH IT IS MAILED)

TOPPER RESOURCES INC.

INFORMATION CIRCULAR

AS AT NOVEMBER 14, 2002

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF **TOPPER RESOURCES INC.**, (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING (THE "MEETING") OF THE MEMBERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) TO BE HELD ON **DECEMBER 19, 2002**, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally, by telephone or by facsimile transmission by directors, officers or employees of the Company. ALL COSTS OF SOLICITATION BY MANAGEMENT WILL BE BORNE BY THE COMPANY.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of the meeting was published in The Vancouver Sun newspaper on October 24, 2002, pursuant to the requirements of Section 111 of the *Company Act* (British Columbia).

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are nominees of the Company's management. MEMBERS DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) AS THEIR REPRESENTATIVE AT THE MEETING MAY DO SO EITHER BY:

(a) STRIKING OUT THE NAMES IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

A proxy will not be valid unless the completed dated and signed form of proxy is received by the Company, in care of Suite 4020-8171 Ackroyd Road, Richmond, B.C., V6X 3K1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the fixed time of the Meeting.

A Member who has given a proxy may revoke it by an instrument in writing executed by the Member or by his attorney authorized in writing or, where the Member is a Company, by a duly authorized officer or attorney of the Company, and delivered to the office of the Company, in care of Suite 4020-8171 Ackroyd Road, Richmond, B.C., V6X 3K1, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof or to the Chairman of the meeting on the day of the meeting or any adjournment thereof, or in any manner provided by law. A Member may also revoke a proxy by attending the meeting and voting in person. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDER

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters, which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the

matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting. In the event that any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their judgment of such business. Common shares represented by proxy are only entitled to be voted on any poll and on any poll or ballot the common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Member as specified in the proxy with respect to any matter to be acted on. IF A CHOICE IS NOT SO SPECIFIED WITH RESPECT TO ANY SUCH MATTER, THE COMMON SHARES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT WILL BE FOR THE RESOLUTIONS REFERRED TO THEREIN AND SPECIFIED IN THE NOTICE OF MEETING AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein or under "Particulars of Other Matters to be Acted Upon", and other than the election of Directors or the appointment of Auditor, no Director or Senior Officer of the Company or any proposed nominee of the management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100,000,000 common shares without par value.

On November 14, 2002, 4,134,957 common shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting. The record date as of which Members are entitled to receive notice of and to vote at the Meeting is November 14, 2002.

Only Members of record at the close of business on **November 14, 2002** (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

Each Member is entitled to one vote for each common share registered in his name on the list of Members, which is available for inspection during normal business hours at Computershare Trust Company of Canada and at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only Members beneficially owning, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company:

Name	Number of Shares	Percentage of Issued Shares
CDS & Co *		

* The foregoing registered Member is a brokerage clearing house. Management of the Company is unaware of the beneficial ownership of the shares registered in the above name although this figure may include shares of management registered in brokerage houses.

The above information was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

ELECTION OF DIRECTORS

The persons named in the following table will be presented for election at the meeting as management's nominees for election as directors of the Company and the person named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the constating documents of the Company, and any statutory provisions.

Management proposes that the number of directors be fixed at five for the ensuing year, subject to such increase as may be permitted by the constating documents of the Company and any statutory provisions.

Name, Position, Address and Municipality of Residence(1)	*Principal Occupation*	*Director Since*	*Shares(2) Beneficially Owned or Controlled*
Jimmy M. McCarroll(3) Houston, Texas, U.S.A. President and Director	President of McCarroll Energy, an oil and gas exploration company, in Houston, Texas, U.S.A. since 1986. President of Century Natural Gas, a private Texas Corp. that participates in oil and gas ventures.	August 10, 2001	537,593
William E.A. Wishart N. Vancouver, B.C., Canada Director and Secretary	President and Chief Executive Officer of First Star Innovation from June 2000 to present	July 7, 2000	371,974
Murray C. McKinnon (3) Houston, Texas, U.S.A. Director	President of American Energy Capital, an oil and gas exploration and investment company, in Houston, Texas, USA since 1987.	August 10, 2001	150,000
Richard A.N. Bonnycastle Calgary, Alberta, Canada Director	Chairman and President, of Cavendish Investing Ltd., a private investment company since 1958.	June 20, 2002	125,000
Doug N. Baker(3) Calgary, Alberta, Canada Director	President and Chief Financial Officer of Forte Oil Corporation from 1997 to present.	September 9, 2002	75,000

NOTES:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) Denotes member of the Company's Audit Committee.

The Company does not have an executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

I. *Summary Compensation Table*

For purposes of this circular, "Executive Officer" of the Company means an individual who at any time during the year was the Chairman or a Vice-Chairman of the Board of Directors of the Company, where such a person performed the functions of such office on a full-time basis, the President, any Vice-President in charge of a principal business unit, division or function such as sales, finance or production, or any officer of the Company or of a subsidiary who performed a policy-making function in respect of the Company, whether or not such officer is also a director of the Company or the subsidiary.

During the fiscal year ended August 31, 2001 the Company had two executive officers, namely:

(i) William E. A. Wishart, former President of the Company, who resigned effective November 29, 2001; and

(ii) Jimmy M. McCarroll, who became President on November 29,2001.

The current executive officer of the Company is Jimmy M. McCarroll, President.

The following table sets forth all compensation paid in respect of the individual who was, at the financial year ended August 31, 2002, the Chief Executive Officer of the Company. There were no executive officers of the Company whose total salary and bonus exceeded $100,000 during the financial year ended August 31, 2002.

SUMMARY COMPENSATION TABLE (Quoted in Cdn $)								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary And Commis-sion ($)	Bonus (%)	Other Annual Compen-sation ($)	Securities Under Options/ SAR's Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Jimmy M. McCarroll President	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	27,500(1) Nil Nil	60,000(3) Nil Nil	300,000(4) Nil Nil	Nil Nil Nil	Nil Nil Nil
William E.A. Wishart President (former)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	31,500(2) 48,000(2) 8,230(2)	45,000(3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NOTES:

(1) This compensation relates to fees accrued for management services to Mr. McCarroll.
(2) This compensation relates to fees paid or accrued for management services to Sunquest Investment Corporation, a private company controlled by William E.A. Wishart, a former President of the Company.
(3) These options were granted on January 30, 2002 at a price of $0.17 per share, exercisable on or before January 30, 2007.

(4) Each unit consisted of one common share of the Company and one non-transferable share purchase warrant (the "Warrant"). The Warrant entitles Mr. McCarroll to acquire one additional common share of the Company on or before September 25, 2003 at a price of $0.30 per share. The Warrant has not been exercised in whole or in part

II. *Stock Options*

The following table sets forth all options granted to the Named Executive Officers during the financial period ended August 31, 2002.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in the Financial Year	Exercise Or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jimmy M. McCarroll	60,000	18.7%	$0.17	$10,200	Jan. 30, 2007
William E.A. Wishart	45,000	14.1%	$0.17	$7,650	Jan. 30, 2007

No options were exercised by the Named Executive Officers during the financial period ended August 31, 2002.

There are no defined benefit or actuarial plans in place.

There is no pension, or other plan pursuant to which cash or non-cash compensation was paid or distributed to the Executive Officers of the Company during the financial year ended August 31, 2002.

The Company has adopted a share option plan (the "Plan") for senior officers, directors, employees and key consultants of the Company and any subsidiary, which permits the granting of options to purchase up to a maximum of 10% of the outstanding Topper Common Shares. The number of options and the exercise price of all options is set by the board of directors of the Company, or a committee thereof, at the time of grant, provided that the exercise price shall not be less than the market price of the Topper Common Shares on the stock exchange on which such shares are traded less the discounts permitted by the rules.

III. *Composition of the Compensation Committee*

The Company does not have a Compensation Committee and accordingly the entire Board of Directors is responsible for the following report on executive compensation.

IV. *Report on Executive Compensation*

The policy of the Board of Directors is to compensate the directors for services they render to the Company in their professional capacity that would otherwise have to be paid to third parties in the ordinary course of business. The fees paid are consistent with the fees normally charged in each of the respective professional disciplines including geological consulting, legal, accounting and management services. The rates upon which these fees have been determined are equal to, or less than those charged by the respective directors or officers to unrelated third parties for similar work.

The Board of Directors also grants options to purchase securities of the Company in order to provide each option holder an interest in preserving and maximizing Member value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Board of Directors has sole discretion to determine the key individuals to whom grants can be made and to determine the terms and conditions of the options forming part of such grants. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the portion to the Company.

IV. *Compensation Paid to Directors*

During the financial year ended August 31, 2002 there was no compensation paid to directors of the Company, except as otherwise disclosed herein. There are no standard arrangements under which directors are compensated by the Company and its subsidiaries for their services in their capacity as directors. However, directors are reimbursed for out-of-pocket expenses.

(a) Management and Administration Services Paid to Directors

During the year ended August 31, 2002 the aggregate sum of $59,000 was paid to the following directors and officers of the Company in payment of management and administration services to the Company:

Name of Directors	Amount Paid	Services Rendered
Jimmy M. McCarroll	$27,500	Management fees
Sunquest Investment Corporation (1)	$31,500	Management fees

(1) Sunquest Investment Corporation, a company controlled by William E.A. Wishart, Director and Corporate Secretary of the Company and a former President of the Company.

(b) *Stock Options*

The following table sets forth all options granted to the Directors and Senior Officer during the financial period ended August 31, 2001.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in the Financial Year	Exercise Or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jimmy M. McCarroll	60,000*(3)*	18.7%	$0.17	$10,200	Jan. 30, 2007
William E.A. Wishart	45,000*(3)*	14.1%	$0,17	$7,650	Jan. 30, 2007
Murray C. McKinnon	60,000*(3)*	18.7%	$0.17	$10,200	Jan. 30, 2007
Ken Thompson*(1)*	45,000*(3)*	14.1%	$0.17	$7,650	Jan. 30, 2007
Don Nicholson*(2)*	45,000*(3)*	14.1%	$0.17	$7,650	Jan. 30, 2007

NOTES:

(1) Don Nicholson resigned on May 15, 2002.
(2) Ken Thompson resigned on August 15, 2002.
(3) These options were granted on January 30, 2002 at a price of $0.17 per share, exercisable on or before January 30, 2007.

During the financial year ended August 31, 2002, an aggregate of 45,000 common shares of the Company were exercised by directors of the Company. Particulars of the exercise of such options are as follows:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES TO DIRECTORS AND OFFICERS				
Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Option/SARs at FY-end ($) Exercisable/ Unexercisable (c)
Don Nicholson	45,000	$7,650	Nil	Nil

Other than as disclosed elsewhere herein, the Company has not granted any other compensation benefits whatsoever.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than routine indebtedness, no director, senior officer or proposed nominee for election as a director of the Company, or associate or affiliate of such director, senior officer or proposed nominee was indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, no insider of the Company, proposed nominee for election as a director of the Company, or any associate or affiliate of such insider or proposed nominee has been materially interested in any transaction of the Company, nor is any such person interested in any proposed transaction which has materially affected or would materially affect the Company (or any of its subsidiaries) except as set out herein or as disclosed under "Particulars of Other Matters to be Acted Upon".

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company proposes to nominate Davidson & Co., Chartered Accountants, as auditors of the Company to hold office until the next Annual General Meeting of members, at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

None other than as previously set forth.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

I. Financial Statements

The audited financial statement prepared to the Company's year end of August 31, 2002, together with the report thereon of the auditor of the Corporation are being mailed along with the Notice of Meeting, Management Proxy Circular, and Form of Proxy. At the Annual Meeting, the shareholders will be asked to consider the Report of the Directors and the audited financial statements of the Corporation.

OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company at a meeting.

BY ORDER OF THE BOARD

Per: *"Jimmy M. McCarroll"*

JIMMY M. MCCARROLL
President and Director

FORM 20 CHECKLIST FOR DEFICIENCIES AND DATA ENTRY

DEFICIENCIES YES / (NO) IF YES, SEE PAGE ____ File No: X-009015-2

Late Filing: YES / (NO) Date Filed: NOV. 8/00

Item 1 Name of Issuer: CONSOLIDATED TOPPER GOLD CORPORATION

Item 2 Exchange Issuer: (YES) / NO

Item 3 Total number and description of security: 541,200 CM/541,200 WT

Item 4 Date of distribution of the security: NOVEMBER 7, 2000

Item 5 Section of the Act : ____ the Rules : 128(h) BOR# : ____

OM Rec'd for distribution under section 128(a),(b),(c) or (h) or 74(2)(4): YES / (NO)

Item 6(a)	Name & Jurisdiction of Purchaser (s) :	Number of Securities	Total Purchase Price (Cdn$)
	6 PURCHASERS/BC	79,200 CM 79,200 WT	$23,760

Item 6(b) More than 50 Purchasers / ____ (Country or N/A) ____ $____
(if list of purchasers provided see Item 6(a)) ____ $____

Item 7 Total proceeds derived in British Columbia: $162,360

Filing fee – Greater of ($100.00) or 0.01% or 0.03% Rec'd: $100.00 or s/b $____

Balance Owing or Refund: $____

Item 8 Name & Jurisdiction of Agent(s): N/A

Compensation paid: Cash $____ and/or Number and type of securities ____

Separate Form 20 to be filed for distribution of securities: YES (NO)

Item 9 Number of different purchasers exceeded 50: YES (NO)

Item 10(a) Number of different purchasers exceeded 24: YES / (NO)

Item 10(b) Total Dollar Value exceeded $250,000: YES / (NO)

Item 11 Certificate Signed: (YES) NO

DEFIENCIES RESOLVED: YES / NO

DATE ENTERED: FEB 07 2001 [initials] FILINGS OFFICER: [signature]

FRM20.ckl

FORM 20 CHECKLIST FOR DEFICIENCIES AND DATA ENTRY

DEFICIENCIES YES / NO (circled) IF YES, SEE PAGE ____

File No: X-009015-2

Late Filing: YES / NO (circled)

Date Filed: NOV. 8/00

Item 1 Name of Issuer: CONSOLIDATED TOPPER GOLD CORPORATION

Item 2 Exchange Issuer: YES (circled) / NO

Item 3 Total number and description of security: 541,200 CM / 541,200 WT

Item 4 Date of distribution of the security: NOVEMBER 7, 2000

Item 5 Section of the Act: 74(2)(9) the Rules: ____ BOR#: ____

OM Rec'd for distribution under section 128(a),(b),(c) or (h) or 74(2)(4): YES / NO

Item 6(a)

Name & Jurisdiction of Purchaser (s):	Number of Securities	Total Purchase Price (Cdn$)
DONALD NICHOLSON/BC	85,000 CM 85,000 WT	$25,500
IB MOLLER/BC	170,000 CM 170,000 WT	$51,000
KEN THOMPSON/BC	207,000 CM 207,000 WT	$62,100

Item 6(b) More than 50 Purchasers / ____ (Country or N/A) ____ $____
(if list of purchasers provided see Item 6(a)) ____ $____

Item 7 Total proceeds derived in British Columbia: $ SEE PAGE 1

Filing fee – Greater of $100.00 or 0.01% or 0.03% Rec'd: $ " or s/b $____

Balance Owing or Refund: $ "

Item 8 Name & Jurisdiction of Agent(s): N/A

Compensation paid: Cash $____ and/or Number and type of securities ____

Separate Form 20 to be filed for distribution of securities: YES / NO (circled)

Item 9 Number of different purchasers exceeded 50: YES / NO (circled)

Item 10(a) Number of different purchasers exceeded 24: YES / NO (circled)

Item 10(b) Total Dollar Value exceeded $250,000: YES / NO (circled)

Item 11 Certificate Signed: YES (circled) / NO

DEFIENCIES RESOLVED: YES / NO

DATE ENTERED: FEB 07 2001

FILINGS OFFICER: [signature]

FRM20.ckl

FORM 20

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

Consolidated Topper Gold Corporation
#210-1118 Homer St.
Vancouver, B.C.
V6B 6L5

(604) 609-0555

2. State whether the issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchanges or trading or quotation system in Canada):

The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

541,200 units at $0.30 per unit for total proceeds of $162,360, where each unit consists of 1 common share of the Company and 1 share purchase warrant expiring on August 29, 2002 for the purchase of 1 further common share of the Company at the exercise price of $0.40 per share.

4. Date of the distribution(s) of the security: November 7, 2000

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

Please see attached schedule.

6. If the distribution was to 50 or fewer persons, complete clause (a) of this item. If the distribution was to more than 50 persons, circle clause (b) of this item.

(a) Please see attached schedule.

(b) The Issuer has prepared and certified a list comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

Exemption Used	Number of Placees	Number of Units	Total Proceeds
Rule 74(2)(9)	3	462,000	$138,600
Rule 128(h)	6	79,200	$23,760
Total	9	541,200	$162,360

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchase(s) in respect of which the compensation was paid or is to be paid.

   N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   N/A

10. If the distribution was under section 128(h) of the Rules, state

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

    N/A × s/b 6 different purchasers

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including distribution of this security), during the 12 month period preceding the distribution of this security.

    N/A × s/b $27,900 (previous) + $23,760 (current) = $51,660.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED this 7th day of Nov, 2000

Consolidated Topper Gold Corporation

Per: William Wishart
Signature of authorized signatory

WILLIAM WISHART,
DIRECTOR.
Name and Office of authorized signatory

Full Name & Residential Address of Purchaser	Investment Amount	Number of Units	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date	Insider Y/N	Hold Period
Donald Nicholson Suite 104 - 1525 Bellevue Avenue, West Vancouver, BC V7V 1A6	$25,500	85,000	R. 74(2)(9)	Nil	10/11/00	Y	03/03/01
Ib Moller 201 - 10185 199B St. Langley, B.C. V1M 3W9	$51,000	170,000	R. 74(2)(9)	Nil	10/11/00	Y	03/03/01
Pacific International Securities RRSP Account No. 2945095 ITF Lea Obroucka 3287 West 27th Ave., Vancouver, B.C., V6C 3N1	$3,000	10,000	[illegible]	10,000	10/11/00	N	11/03/01
Ken Thompson 100 - 184th Street RR #6 Surrey, B.C. V4P 1M7	$62,100	207,000	R. 74(2)(9)	Nil	10/11/00	Y	03/03/01
Helen Maros 3 Arrow-Wood Close Port Moody, B.C., V3H 4G1	$1,500	5,000	[illegible]	Nil	10/11/00	N	11/03/01
Pamela Labonte 1205 - 1095 Pender Street Vancouver, B.C., V6E 2M6	$1,500	5,000	[illegible]	Nil	10/11/00	N	11/03/01
Yorkton Securities RRSP Account No. 6158786 ITF Tracy Evans 10th Fl. 1055 Dunsmuir Street Box 49333, Vancouver, B.C., V7X 1L4	$13,500	45,000	[illegible]	Nil	10/11/00	N	11/03/01

7

527,000

Roy Locke 82 Glover Avenue New Westminster, B.C., V3L 2A3	$1,500	5,000	R. [illegible]	Nil	10/11/00	N	11/03/01
Jason Maros 3 Arrow-Wood Close, Port Moody, B.C., V3H 4G1	$2,760	9,200	R. 128(h)	Nil	10/11/00	N	11/03/01

5/9

14,200

541,200

■ MARTIN & ASSOCIATES ■

barristers & solicitors

2100 - 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Tel: (604) 687-8080 Fax: (604) 687-8[illegible]

John T. Martin
Craig K. Iwata
Ralph H. Yetman
Paul M. Fang
Peter W. Hammond*

X009015-2
S-69922
AXS.

November 7, 2000

SENT VIA LEGAL ALTERNATIVE

British Columbia Securities Commission
200 - 865 Hornby Street
Vancouver, BC
V6Z 2H4

Attention: Statutory Filings

Dear Sirs:

Re: Consolidated Topper Gold Corporation

We file herewith a Company's Form 20.

Please contact the writer should you have any questions or comments regarding the foregoing.

Yours truly,

MARTIN AND ASSOCIATES
per:

Paul M. Fang
Direct: 646-7020
/ae

Enclosures

BC FORM 45-902F CHECKLIST FOR DEFICIENCIES AND DATA ENTRY

DEFICIENCIES YES / (NO) IF YES, SEE PAGE ____

File No: X-009015-2

Late Filing: (YES) / NO

Date Filed: NOV 29/01

Item 1 Name of Issuer: CONSOLIDATED TOPPER GOLD CORPORATION

Item 2 Exchange Issuer: (YES) / NO

Item 3 Total number and description of security: 1,232,500 UT

Item 4 Date of distribution of the security: NOVEMBER 18 2001

Item 5 Section of the Act: ____ the Rules: 128(h) BOR# / BCI#: ____

OM Rec'd for distribution under section 128(a), (b), (c) or (h) or 74(2)(4): YES / (NO)

Item 6(a) Name & Jurisdiction of Purchaser (s):	Number of Securities	Total Purchase Price (CdnS)
DOUG JOHNSON/BC	125,000 UT	$25,000

Item 6(b) More than 50 Purchasers / ____ (Country or N/A) ____ $____
(if list of purchasers provided see Item 6(a)) ____ $____

Item 7 Total proceeds derived in British Columbia: $ 25,000

Filing fee - Greater of ($100.00) or 0.01% or 0.03% Rec'd: $ 100.00 or s/b $____

Balance Owing or Refund: $____

Item 8 Name & Jurisdiction of Agent(s): N/A

Compensation Paid: Cash $____ and/or Number and type of securities ____

Separate Form 20 to be filed for distribution of securities: YES / (NO)

Item 9 Number of different purchasers exceeded 50: YES / (NO)

Item 10(a) Number of different purchasers exceeded 24: YES / (NO)

Item 10(b) Total Dollar Value exceeded $250,000: YES / (NO)

Item 11 Certificate Signed: (YES) / NO

DEFICIENCIES RESOLVED: YES / NO

DATE ENTERED: DEC 03 2001

FILINGS ADMINISTRATOR: [signature]

FRM45-902F.ckl

BC FORM 45-902F CHECKLIST FOR DEFICIENCIES AND DATA ENTRY

DEFICIENCIES YES / (NO) IF YES, SEE PAGE ____ File No: X 009015-2

Late Filing: (YES) / NO Date Filed: NOV 29/01

Item 1 Name of Issuer: CONSOLIDATED TOPPER GOLD CORPORATION

Item 2 Exchange Issuer: (YES) / NO

Item 3 Total number and description of security: 1,232,500 UT

Item 4 Date of distribution of the security: NOVEMBER 18 2001

Item 5 Section of the Act: ____ the Rules: ____ BOR# / (BCI#) 72-503

OM Rec'd for distribution under section 128(a), (b), (c) or (h) or 74(2)(4): YES / NO

Item 6(a)

Name & Jurisdiction of Purchaser (s):	Number of Securities	Total Purchase Price (Cdn$)
2 PURCHASERS/AB	200,000 UT	$40,000
6 PURCHASERS/TX-USA	457,500 UT	$91,500

Item 6(b) More than 50 Purchasers / ________ (Country or N/A) ________ $________
(if list of purchasers provided see Item 6(a)) ________ $________

Item 7 Total proceeds derived in British Columbia: $ SEE PAGE 1

Filing fee - Greater of $100.00 or 0.01% or 0.03% Rec'd: $ " or s/b $____

Balance Owing or Refund: $ "

Item 8 Name & Jurisdiction of Agent(s): N/A

Compensation Paid: Cash $____ and/or Number and type of securities____

Separate Form 20 to be filed for distribution of securities: YES / (NO)

Item 9 Number of different purchasers exceeded 50: YES / (NO)

Item 10(a) Number of different purchasers exceeded 24: YES / (NO)

Item 10(b) Total Dollar Value exceeded $250,000: YES / (NO)

Item 11 Certificate Signed: (YES) / NO

DEFICIENCIES RESOLVED: YES / NO

DATE ENTERED: DEC 03 2001 FILINGS ADMINISTRATOR: ____

FRM45-902F.ckl

BC FORM 45-902F CHECKLIST FOR DEFICIENCIES AND DATA ENTRY

DEFICIENCIES YES / (NO) IF YES, SEE PAGE ____ File No: X 009015-2

Late Filing: (YES) / NO Date Filed: NOV 29/01

Item 1 Name of Issuer: CONSOLIDATED TOPPER GOLD CORPORATION

Item 2 Exchange Issuer: (YES) / NO

Item 3 Total number and description of security: 1,232,500 UT

Item 4 Date of distribution of the security: NOVEMBER 18, 2001

Item 5 Section of the Act: 74(2)(9) the Rules: ____ BOR# / BCI#: ____

OM Rec'd for distribution under section 128(a), (b), (c) or (h) or 74(2)(4): YES / NO

Item 6(a) Name & Jurisdiction of Purchaser (s):	Number of Securities	Total Purchase Price (Cdn$)
JIMMY M. McCARROLL/TX	300,000 UT	$60,000
MURRAY McKINNON/TX	150,000 UT	$30,000

Item 6(b) More than 50 Purchasers / ________ (Country or N/A) ________ $________
(if list of purchasers provided see Item 6(a)) ________ $________

Item 7 Total proceeds derived in British Columbia: $ SEE PAGE 1

Filing fee - Greater of $100.00 or 0.01% or 0.03% Rec'd: $ " or s/b $________

Balance Owing or Refund: $ "

Item 8 Name & Jurisdiction of Agent(s): N/A

Compensation Paid: Cash $________ and/or Number and type of securities________

Separate Form 20 to be filed for distribution of securities: YES / (NO)

Item 9 Number of different purchasers exceeded 50: YES / (NO)

Item 10(a) Number of different purchasers exceeded 24: YES / (NO)

Item 10(b) Total Dollar Value exceeded $250,000: YES / (NO)

Item 11 Certificate Signed: (YES) / NO

DEFICIENCIES RESOLVED: YES / NO

DATE ENTERED: DEC 03 2001 FILINGS ADMINISTRATOR: [signature]

FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

Consolidated Topper Gold Corporation
#214 - 1118 Homer Street
Vancouver, B.C.
V6B 6L5

(604) 609-0555

2. State whether the issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchanges or trading or quotation system in Canada).

The Issuer is an exchange issuer. yes

3. Describe the type of security and the aggregate number distributed.

1,232,500 units at $0.20 per unit for total proceeds of $246,500, where each unit consists of 1 common share of the Company and 1 share purchase warrant expiring on September 25, 2003 for the purchase of 1 further common share of the Company at the exercise price of $0.30 per share.

4. Date of the distribution(s) of the security: NOV 18, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

Please see attached schedule.

6. If the distribution was to 50 or fewer persons, complete clause (a) of this item. If the distribution was to more than 50 persons, circle clause (b) of this item.

(a) Please see attached schedule.

(b) The Issuer has prepared and certified a list comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

Exemption Used	Number of Placees	Number of Units	Total Proceeds
Rule 128(h)	1	25,000 S/B	$125,000

S/B 125,000 UT x $.20 = S/B $25,000 (BC)

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchase(s) in respect of which the compensation was paid or is to be paid.

N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including distribution of this security), during the 12 month period preceding the distribution of this security.

25,000

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED this 28 day of NOV., 2001

Consolidated Topper Gold Corporation

Per: William Wishart
Signature of authorized signatory

WILLIAM WISHART.
PRESIDENT & DIRECTOR.
Name and Office of authorized signatory

Full Name & Residential Address of Purchaser	Number of Units	Investment Amount	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Hold Period Expiry Date	Insider Y/N
Jimmy M. McCarroll 815 Walker St., Ste 940 Houston, Texas 77002	300,000	60,000	s. 74(2)(9)	N/A	3/6/02	Y
Murray McKinnon P. O. Box 130867 Houston, 77219	150,000	30,000	S. 74(2)(9)	N/A	3/6/02	Y
Nicholas E. Rockecharlie Post Oak Tower 5051 Westheimer, Suite 300 Houston, 77056	75,000	15,000	BCI 72-503	N/A	11/6/02	N
Douglas N. Baker Suite 2450, 500-4th Ave. S. W. Calgary, Alberta T2P 2V6	75,000	15,000	BCI 72-503	N/A	11/6/02	N
Norman P. Faist 815 Walker St., Suite 948 Houston, 77002	100,000	20,000	BCI 72-503	N/A	11/6/02	N
Jon E. Riseden P. O. Box 56733 Houston, 77256-6733	75,000	15,000	BCI 72-503	N/A	11/6/02	N
Steve H. Hill 623 Hallie Houston, 77024	50,000	10,000	BCI 72-503	N/A	11/6/02	N
Charles B. Wheeler 3734 Chevy Chase Drive Houston, 77019-3011	150,000	30,000	BCI 72-503	N/A	11/6/02	N

975,000

Cavendish Investing Ltd. Suite 4615 Canterra Tower 400 Third Ave. S. W. Calgary, Alberta T2P 4H2	125,000	25,000	BCI 72-503	N/A	11/6/02	N
Bruce F. Fein 6363 Woodway Drive Suite 965 Houston, 77057	7,500	1,500	BCI 72-503	N/A	11/6/02	N
Doug Johnson 1440 Creekside Drive Unit 508 Vancouver, B. C. V6J 5B6	125,000 257,500	25,000	s. 128(h)	N/A	11/6/02	N
Total	1,232,500	246,500				

$0.20/per share

A X009015 - 2
S 69922

AV

■ MARTIN & ASSOCIATES ■

barristers & solicitors

2100 - 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Tel: (604) 687-8080 Fax: (604) 687-8218
email. pmf@lawma.com

John T. Martin
Craig K. Iwata
Ralph H. Yetman
Paul M. Fang
Bryce W. Cox
Peter W Hammond*

Our File: 8101

November 28, 2001

B.C. Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

Re: Consolidated Topper Gold Corporation

Please find enclosed the following for the above noted company:

1. Form 45-902F – Report of Exempt Distribution; and
2. A cheque in the amount of $100 representing the fees.

If you have any questions, please do not hesitate to contact the writer.

Yours truly,

MARTIN & ASSOCIATES

Per:

Paul M. Fang
PMF/tl
Encl.

A X009015 - 2
S 69922

AU

■ MARTIN & ASSOCIATES ■

barristers & solicitors

2100 - 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Tel: (604) 687-8080 Fax: (604) 687-8218
email. pmf@lawma.com

John T. Martin
Craig K. Iwata
Ralph H. Yeuman
Paul M. Fang
Bryce W. Cox
Peter W Hammond*

Our File: 8101

November 28, 2001

B.C. Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

Re: Consolidated Topper Gold Corporation

Please find enclosed the following for the above noted company:

1. Form 45-902F – Report of Exempt Distribution; and
2. A cheque in the amount of $100 representing the fees.

If you have any questions, please do not hesitate to contact the writer.

Yours truly,

MARTIN & ASSOCIATES

Per:

Paul M. Fang
PMF/tl
Encl.

BC FORM 45-902F CHECKLIST FOR DEFICIENCIES AND DATA ENTRY

DEFICIENCIES YES / (NO) IF YES, SEE PAGE ____

File No: X009015 - 2

Late Filing: YES (NO)

Date Filed: DEC 17/01

Item 1 Name of Issuer: CONSOLIDATED TOPPER GOLD CORPORATION

Item 2 Exchange Issuer: (YES) / NO

Item 3 Total number and description of security: 73,529 CM

Item 4 Date of distribution of the security: DECEMBER 12, 2001

Item 5 Section of the Act: 74(2)(9) the Rules: ____ BOR# / BCI#: ____

OM Rec'd for distribution under section 128(a), (b), (c) or (h) or 74(2)(4): YES / NO

Item 6(a) Name & Jurisdiction of Purchaser (s):	Number of Securities	Total Purchase Price (CdnS)
SUNQUEST INVESTMENT CORP. / BC	73,529 CM	$12,500

Item 6(b) More than 50 Purchasers / ____ (Country or N/A) ____ $____
(if list of purchasers provided see Item 6(a)) ____ $____

Item 7 Total proceeds derived in British Columbia: $12,500

Filing fee - Greater of ($100.00) or 0.01% or 0.03% Rec'd: $100.00 or s/b $____

Balance Owing or Refund: $____

Item 8 Name & Jurisdiction of Agent(s): N/A

Compensation Paid: Cash $____ and/or Number and type of securities ____

Separate Form 20 to be filed for distribution of securities: YES / (NO) see Dec 20, 2001 letter

Item 9 Number of different purchasers exceeded 50: YES / (NO)

Item 10(a) Number of different purchasers exceeded 24: YES / (NO)

Item 10(b) Total Dollar Value exceeded $250,000: YES / (NO)

Item 11 Certificate Signed: (YES) / NO

DEFICIENCIES RESOLVED: YES / NO

DATE ENTERED: DEC 28 2001

FILINGS ADMINISTRATOR: ____

FORM 45-902E

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (25) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 19 /97 or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer").

   Consolidated Topper Gold Corporation
   214 - 1118 Homer St.
   Vancouver, B.C.
   V6B 6L5

   (604) 609-0555

2. State whether the Issuer is an exchange issuer (ie. listed on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   Yes.

3. Describe the type of security (the "Security") and the aggregate number distributed.

   73,529 common shares at a deemed price of $0.17 per share.

4. Date of the distribution(s) of the Security.

   Canadian Venture Exchange acceptance: December 12, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

   s. 74(2)(9) of the Rules.

6. If the distribution was to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

   (a) Please see attached schedule.

   (b) The Issuer has prepared and certified a list comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

   The total value of the shares for debt settlement was $12,500

8. State the name and address of any person acting as agent in connection with the distribution(s) of the Security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

   N/A

9. If the distribution is under section 128(a) of the Rules, state the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution.

   N/A

10. If the distribution was under section 128(h) of the Rules, state

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

        N/A

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including distribution of this security), during the 12 month period preceding the distribution of this security

        N/A

The undersigned hereby certifies that the statements made in this report and true and correct.

DATED this 12th day of Dec., 2001.

Consolidated Topper Gold Corporation

Per: [signature]

Signature of authorized signatory

Don Nicholson

Name and Office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THE SECURITIES RULES, THAT AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Full name and address of Purchaser(s)	Number of securities purchased	Purchase Price
Sunquest Investment Corp. 214 - 1118 Homer St., Vancouver, B.C. V6B 6L5	73,529	$12,500

FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer").

   Consolidated Topper Gold Corporation
   214 - 1118 Homer St.
   Vancouver, B.C.
   V6B 6L5

   (604) 609-0555

2. State whether the Issuer is an exchange issuer (ie. listed on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   Yes. Yes

3. Describe the type of security (the "Security") and the aggregate number distributed.

   73,529 common shares at a deemed price of $0.17 per share.

4. Date of the distribution(s) of the Security.

   Canadian Venture Exchange acceptance: Dec. 12, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

   128(e) of the Rules.

6. If the distribution was to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

   (a) Please see attached schedule.

   (b) The Issuer has prepared and certified a list comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

■ MARTIN & ASSOCIATES ■
barristers & solicitors

2100 - 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Tel: (604) 687-8080 Fax: (604) 687-8218

John T. Martin
Craig K. Iwata
Ralph H. Yetman
Paul M. Fang
Bryce Cox
Peter W. Hammond

FAX TRANSMISSION

TO: BC Securities Commission FAX NUMBER: 899-6506

ATTN: Exemptions & Orders

FROM: Teresa Le

TX#__________
HR:__________

OUR FILE: 81)1

DATE: December 21, 2001

NUMBER OF PAGES TRANSMITTED (INCLUDING THIS PAGE): 3

ORIGINAL ( ) WILL (X) WILL NOT FOLLOW ( ) IN THE MAIL ( ) BY COURIER.

RE: Consolidated Topper Gold Corporation (the "Company")

Please see attached......


RECEIVED
DEC 24 2001
BC SECURITIES
COMMISSION
COMPLIANCE DIVISION

MARTIN & ASSOCIATES

barristers & solicitors

2100 - 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Tel: (604) 687-8080 Fax: (604) 687-8218

John T. Martin
Craig K. Irons
Ralph H. Yeoman
Paul M. Fang
Bryce Cox

December 20, 2001

British Columbia Securities Commission
5th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Exemptions & Orders

Dear Sirs:

RE: Consolidated Topper Gold Corporation (the "Company")
Form 45-902F Report of Exempt Distribution

On behalf of the Company, we enclose:

1. a revised first page of form 45-902F report of exempt distribution in which item 5 has been corrected to read "s. 74(2)(9)".

We trust you will find the foregoing to be in order however should you have any questions or require anything further, please do not hesitate to contact the writer. Thank you.

Yours truly,

MARTIN & ASSOCIATES

Per:

Paul M. Fang

X 09015-2
S 69922

MARTIN & ASSOCIATES

A.V.

barristers & solicitors

2100 - 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Tel: (604) 687-8080 Fax: (604) 687-8218

John T. Martin
Craig K. Iwata
Ralph H Yetman
Paul M Fang
Bryce Cox

December 17, 2001

British Columbia Securities Commission
5th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Exemptions & Orders

Dear Sirs:

RE: Consolidated Topper Gold Corporation (the "Company")
Form 45-902F Report of Exempt Distribution

On behalf of the Company, we enclose:

1. form 45-902F report of exempt distribution for filing in connection with the distribution of 73,529 shares of the Company on December 12, 2001;
2. complete fee checklist; and
3. the Company's cheque for $100.00 in payment of the required filing fee.

We trust you will find the foregoing to be in order however should you have any questions or require anything further, please do not hesitate to contact the writer. Thank you.

Yours truly,

MARTIN & ASSOCIATES

Per:

Paul M. Fang
PMF/tl
Encls.

BC FORM 45-902F CHECKLIST FOR DEFICIENCIES AND DATA ENTRY

DEFICIENCIES YES / (NO) IF YES, SEE PAGE ____ File No: X009015-2t

Late Filing: YES / (NO) Date Filed: FEB.15/02

Item 1	Name of Issuer:	TOPPER RESOURCES INC
Item 2	Exchange Issuer:	(YES) / NO
Item 3	Total number and description of security:	320,000 OP
Item 4	Date of distribution of the security:	FEBRUARY 7, 2002
Item 5	Section of the Act : ______ the Rules : ______	BCI#: 45-507
	OM Rec'd for distribution under section 128(a), (b), (c) or (h) or 74(2)(4):	YES / NO

Item 6(a) Name & Jurisdiction of Purchaser (s):	Number of Securities	Total Purchase Price (Cdn$)
3 OPTIONEES / BC	135,000 OP	—
3 OPTIONEES / TX-USA	185,000 OP	—

Item 6(b) More than 50 Purchasers / ______ (Country or N/A) ______ $______
(if list of purchasers provided see Item 6(a)) ______ $______

Item 7 Total proceeds derived in British Columbia: $ NIL

Filing fee - Greater of ($100.00) or 0.01% Rec'd: $ 100.00 or s/b $______

Balance Owing or Refund: $______

Item 8 Name & Jurisdiction of Agent(s): N/A

Compensation Paid: Cash $______ and/or Number and type of securities______

Separate Form 20 to be filed for distribution of securities: YES / (NO)

Item 9 Number of different purchasers exceeded 50: YES / (NO)

Item 10(a) Number of different purchasers exceeded 24: YES / (NO)

Item 10(b) Total Dollar Value exceeded $250,000: YES / (NO)

Item 11 Certificate Signed: (YES) / NO

DEFICIENCIES RESOLVED: YES / NO

DATE ENTERED: FEB 27 2002 dw FILINGS ADMINISTRATOR: [signature]

FRM45-902F ckl

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. **Name, address and telephone number of the issuer of the security distributed.**

   Topper Resources Inc..
   Name of Issuer

   Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
   Address

   (604) 609-0555
   Telephone Number

2. **State whether the issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The Issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   320,000 incentive stock options at a price of $0.17 per option.

4. **Date of the distribution(s) of the security.**

   Granted on January 30, 2002 and approved by the Canadian Venture Exchange on February 7, 2002.

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.**

   Section 2.1 of BCI 45-507

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

   (a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Special Warrant (Canadian $)	otal Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Jimmy McCarroll Suite 940, 815 Walker Street Houston, TX 77002	60,000	$0.17	Nil	Section 2.1 BCI 45-507
Murray McKinnon Suite 940, 815 Walker Street Houston, TX 77002	60,000	$0.17	Nil	Section 2.1 BCI 45-507
William Wishart 1658 Orkney Place N. Vancouver, BC V7H 2Z1	45,000	$0.17	Nil	Section 2.1 BCI 45-507
Donald Nicholson 104 – 1525 Bellevue Avenue W. Vancouver, BC V7V 1A6	45,000	$0.17	Nil	Section 2.1 BCI 45-507
Ken Thompson 100 – 184th Street, RR#6 Surrey, BC V3S 9R9	45,000	$0.17	Nil	Section 2.1 BCI 45-507
Lester Paine Apt. 1714, 5701 South Mopac Austin, TX 78749	65,000	$0.17	Nil	Section 2.1 BCI 45-507

320 000

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

Not Applicable

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser
NOT APPLICABLE			

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

N/A

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 11th day of February, 2002.

TOPPER RESOURCES INC.
Name of issuer *(please print)*

[signature]
Signature of authorized signatory

William Wishart – Secretary & Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the *"British Columbia Securities Commission"*.

ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Cory Kent
E-MAIL: ckent@askdlaw.com

S. 69922
19015 -2 CJ2

B.C. Securities Commission
2002 FEB 15 PM 2:10
RECEIVED

OUR FILE NUMBER: JS/7593

February 15, 2002

VIA: COURIER

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

Attention: Statutory Filings

Dear Sirs/Mesdames:

**Re: Topper Resources Inc. (the "Company")
BC Form 45-902F**

Enclosed herewith please find the Company's BC Form 45-902F with respect to the distribution of stock options to various individuals. Also enclosed please find our trust cheque for $100.00, being the requisite filing fee for this filing.

We trust you will find the foregoing in order.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Cory Kent

CK/jb
enclosure

BC FORM 45-902F (Formerly Form 20)
Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   Topper Resources Inc.
   Suite 214, 1118 Homer Street
   Vancouver, British Columbia
   V6B 6L5 Tel: (604) 609-0555

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange under the symbol TOP.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   The Issuer issued 191,667 common shares at a price of $0.27 per share. These shares were issued pursuant to a shares for debt settlement.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Sunquest Investment Corp. Vancouver, BC	99,074	September 16, 2002	$0.27	MI 45-103 Section 3.1	4 months
Jimmy McCarroll Houston , TX	92,593	September 16, 2002	$0.27	MI 45-103 Section 3.1	4 months & a US legend

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule.			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $26,749.98

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services. If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
Not Applicable		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 25th day of September, 2002.

TOPPER RESOURCES INC.
Name of issuer (please print)

[signature]
Signature of authorized signatory

William Wishart – Director and Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

AMENDED BC FORM 45-902F (Formerly Form 20)
Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   Topper Resources Inc.
   Suite 214, 1118 Homer Street
   Vancouver, British Columbia
   V6B 6L5 Tel: (604) 609-0555

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange under the symbol TOP.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   The Issuer issued 827,868 common shares at a price of $0.19 per share. These shares were issued pursuant to a private placement.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Jimmy McCarroll Houston, TX	380,058	Dec 19, 2002	$0.19	MI 45-103 Section 3.1	4 months
Murray C. McKinnon Denver, CO	147,810	Dec 19, 2002	$0.19	MI 45-103 Section 3.1	4 months
Sunquest Investment Corp. Vancouver, BC	100,000	Dec 19, 2002	$0.19	MI 45-103 Section 3.1	4 months
Ken Thompson Surrey, BC	100,000	Dec 19, 2002	$0.19	MI 45-103 Section 3.1	4 months
Ib Moller Langley, BC	100,000	Dec 19, 2002	$0.19	MI 45-103 Section 3.1	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule.			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$57,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services. If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
Not Applicable		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 27th day of December, 2002.

TOPPER RESOURCES INC.
Name of issuer (please print)

William Wishart
Signature of authorized signatory

William Wishart – Director & Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia

Topper Resources Inc.

Dec. 19/2002

X009015 - 2

SCHEDULE TO FORM 45-902F

Disclosure required by item 6 of the Form 45-902F.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Jimmy McCarroll 1030 Townplace Houston, TX 77057-1942	(713) 658-0161 jimmymccarroll@sbcglobal.net	380,058 common shares	MI 45-103 Section 3.1
Murray C. McKinnon 3025 E. Bates Avenue Denver, CO 80210	(303) 758-7022 No email address	147,810 common shares	MI 45-103 Section 3.1
Sunquest Investment Corp. Suite 214, 1118 Homer Street Vancouver, BC V6B 6L5	(604) 609-0555 fcc@telus.net	100,000 common shares	MI 45-103 Section 3.1
Ken Thompson 100 – 184th Street Surrey, BC V3S 9R9	(604) 541-7344 No email address	100,000 common shares	MI 45-103 Section 3.1
Ib Moller 201 – 10185 199B Street Langley, BC V1M 3W9	(604) 513-1804 No email address	100,000 common shares	MI 45-103 Section 3.1

F1

Quarterly Report FORM 51-901F - Schedule A

03 APR 22 7:21

ISSUER DETAILS

For Quarter Ended:	November 30, 2000
Date of Report:	January 5, 2001
Name of Issuer:	Consolidated Topper Gold Corporation (formerly Topper Gold Corporation)
Issuers Address:	#210 – 1118 Homer Street, Vancouver, BC, V6B 6L5
Issuers Fax Number:	604-609-0565
Issuers Phone Number:	604-609-0555
Contact Person:	William Wishart
Contact Position:	Director
Contact Phone Number:	604-609-0555
Contact E-mail Address:	fcc@telus.net
Web Site Address:	n/a

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests its.

Directors Name:	"William Wishart"	Date Signed:	January 7, 2001
Directors Name:	"Ib Mollar"	Date Signed:	January 7, 2001

CONSOLIDATED TOPPER GOLD CORPORATION

(Formerly known as Topper Gold Corporation)

FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED

NOVEMBER 30, 2000

CONSOLIDATED TOPPER GOLD CORPORATION
(Formerly known as Topper Gold Corporation)
BALANCE SHEETS
(Unaudited – Prepared by Management)
AS AT NOVEMBER 30

	2000	1999
ASSETS		
Current		
Cash	$ 96,156	$ 1,860
Accounts receivable	1,865	9,130
Prepaid expenses	1,000	2,065
Marketable securities	-	3,500
	99,021	16,555
Due from related party (Note 3)	3,800	62,601
Capital assets (Note 4)	2,969	-
Deferred exploration costs (Note 5)	234,168	220,873
	$ 339,958	$ 300,029
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 40,326	$ 74,359
Due to related parties (Note 6)	54,798	117,222
Shareholders' equity		
Capital stock (Note 7)	4,263,232	3,979,123
Contributed surplus (Note 7)	37,278	37,278
Deficit	(4,055,676)	(3,907,953)
	244,834	108,448
	$ 339,958	$ 300,029

Nature and continuance of operations (Note 1)

Contingencies (Note 10)

Subsequent events (Note 12)

On behalf of the Board:

"William Wishart" Director   " Ib Mollar" Director

CONSOLIDATED TOPPER GOLD CORPORATION
(Formerly known as Topper Gold Corporation)
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)
THREE MONTH PERIOD ENDED NOVEMBER 30

	2000	1999
EXPENSES		
Investor relations	$ -	$ 1,725
Management fees	12,000	15,000
Office and miscellaneous	933	2,379
Professional fees	5,666	5,886
Regulatory fees	1,250	531
Rent	1,440	1,100
Salaries and benefits	-	160
Secretarial services	4,500	1,342
Shareholders information	402	-
Telephone	512	1,535
Transfer agent	585	-
Travel and promotion	323	193
Net loss for the period	27,611	29,851
Deficit, beginning of period	4,028,065	3,878,102
Deficit, end of period	$ 4,055,676	$ 3,907,953
Loss per share	$ (0.02)	$ (0.01)

CONSOLIDATED TOPPER GOLD CORPORATION
(Formerly known as Topper Gold Corporation)
STATEMENT OF CHANGES IN CASH FLOW
(Unaudited – Prepared by Management)
THREE MONTH PERIOD ENDED NOVEMBER 30

		2000		1999
FUNDS PROVIDED (USED BY):				
OPERATING ACTIVITIES				
Loss for the period	$	(27,611)	$	(29,851)
Net change in non-cash working capital items:				
(Increase) decrease in accounts receivable		325		(387)
Increase in prepaid expenses		-		-
Increase (decrease) in accounts payable and accrued liabilities		(17,526)		6,854
		(44,812)		(23,384)
FINANCING ACTIVITIES				
Issuance of capital stock		162,360		-
Due from related party		-		6,042
Due to related parties		(42,424)		29,367
		119,936		35,409
INVESTING ACTIVITIES				
Capital assets		(2,969)		-
Deferred exploration costs		-		-
		(2,969)		-
Change in cash position during the period		72,155		12,025
Cash position, beginning of period		24,001		(10,165)
Cash position, end of period	$	96,156	$	1,860
Supplemental disclosure for non-cash operating, financing and investing activities	$	-	$	-

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2000	1999
Deficit	$ (4,055,676)	$ (3,907,953)
Working capital (deficiency)	58,695	(57,804)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities

The Company records marketable securities at the lower of cost and market.

Mineral properties

The Company capitalizes the cost of acquisition of mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production on the basis of units produced in relation to the estimated reserves. Costs related to abandoned properties are written-off to operations in the year such properties are abandoned. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd.....)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to proven reserves available on the related property following commencement of production or written-off to operations in the year related properties are abandoned.

Values

The amounts shown for mineral property costs represent accumulated or nominal costs and do not necessarily represent present or future values. The recoverability of these amounts is dependant upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land rehabilitation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Financial instruments

The Company's financial instruments consist of cash, receivables, amounts due from related company, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Stock based compensation

The Company periodically grants stock options to executive officers and directors, employees and consultants pursuant to the policies of the Canadian Venture Exchange as described in Note 5. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

Capital assets

Capital assets are recorded at cost. Amortization is provided over the estimated useful life using the following methods:

Computer equipment	3 years straight-line
Furniture and fixtures	5 years straight-line

CONSOLIDATED TOPPER GOLD CORPORATION

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Income taxes

Future income tax assets and liabilities are established where the accounting net book value of assets and liabilities differs from the corresponding tax basis. The benefit of future income tax assets is only recognized where their realization is judged more likely than not.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period.

Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. DUE FROM RELATED PARTY

Amounts due from related party are unsecured, non-interest bearing with no terms of repayment

4. CAPITAL ASSETS

			Net Book Value	
	Cost	Accumulated Amortization	2000	1999
Computer equipment	$ 2,199	$ -	$ 2,199	$ -
Furniture and fixtures	770	-	770	-
	2,969	-	2,969	-

5. MINERAL PROPERTY COSTS

Laredo/Puma claims, Osoyoos, British Columbia

An option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia by incurring $250,000 in exploration costs. The option has been granted by a company related by common directors.

5. MINERAL PROPERTY COSTS (cont'd...)

The following exploration costs were incurred:

	Laredo/Puma Claims	1999
Balance, beginning of year	$ 234,169	$ 220,873
Deferred exploration costs for the period	-	-
Balance, end of period	$ 234,169	$ 220,873

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

6. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, with no stated terms of repayment.

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
As at November 30, 1999	10,285,613	$ 3,979,123
Consolidation 10:1	(9,257,052)	-
For cash	250,000	77,500
Settlement of debts	147,500	44,250
As at August 31, 2000	1,426,061	4,100,873
For cash	541,200	162,360
As at November 30, 2000	1,967,261	$ 4,263,233

7. CAPITAL STOCK (cont'd...)

Included in issued and outstanding capital stock at November 30, 2000 are 35,744 shares that are escrowed shares and may not be traded until approval is received from regulatory authorities.

The Company previously cancelled 372,783 shares which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

Stock options

The Company follows the policies of the Canadian Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

	2000		1999	
	Number Of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	32,500	$ 1.95	825,000	$ 0.21
Exercised	-	-	-	-
Granted	-	-	-	-
Expired/cancelled	(22,500)	2.50	(200,000)	0.25
Outstanding, end of period	10,000	1.60	625,000	0.20
Options exercisable, end of period	10,000	$ 1.60	625,000	$ 0.20

The following incentive stock options were outstanding at November 30, 2000:

Number of Shares	Exercise Price	Expiry Date
10,000	$ 1.60	March 12, 2001

7. CAPITAL STOCK (cont'd...)

Warrants

The following share purchase warrants were outstanding at November 30, 2000:

Number of Shares	Exercise Price	Expiry Date
5,000	$ 2.00	June 10, 2001
10,000	2.00	March 2, 2001
10,000	2.00	January 28, 2001
250,000	0.41	April 28, 2002
541,200	0.40	August 29, 2002

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $12,000 (1999 - $7,500) to company controlled by a director and $Nil (1999 - $7,500) was paid or accrued as administration services to a director.

b) Paid or accrued telephone costs of $450 (1999 - $Nil) to a company controlled by a director.

c) Paid or accrued rent of $1,500 (1999 - $Nil) to a company controlled by a director.

9. SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES

	2000	1999
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ -	$ -

Significant non-cash transactions for the period ended November 30, 2000: Nil

Significant non-cash transactions for the period ended November 30, 1999: Nil

10. CONTINGENCIES

The Company and a director have been named as co-defendants in an action commenced by a former consultant claiming damages of $39,000 for breach of an employment contract. Management is of the opinion that the claim is without merit and will defend it vigorously.

The Company, current and former directors and Consolidated Grand National Resources Inc., a company related by common directors, commenced legal action against Stockhouse Media Corporation alleging that their internet users publish "defamatory material" damaging to the reputations of the above parties. The amount of damages and the outcome of the lawsuit cannot be determined at this time.

No provision for gains or losses arising from these legal claims have been made in these financial statements. Any gains or losses arising from these claims will be recorded in the period they are determined.

11. INCOME TAXES

As at November 30, 2000, the Company has non-capital losses carried forward of approximately $1,200,000 for income tax purposes. The losses may be utilized to reduce future year's taxable income and if unutilized expire through 2007.

12. SUBSEQUENT EVENTS

The are no subsequent events to report.

F2

Quarterly Report FORM 51-901F (formerly Form 61) - Schedule A

ISSUER DETAILS

For Quarter Ended:	February 28, 2001
Date of Report:	April 20, 2001
Name of Issuer:	Consolidated Topper Gold Corporation (formerly Topper Gold Corp.)
Issuers Address:	214 – 1118 Homer Street, Vancouver, BC, V6B 6L5
Issuers Fax Number:	604-609-0565
Issuers Phone Number:	604-609-0555
Contact Person:	Bill Wishart
Contact Position:	Director
Contact Phone Number:	604-609-0555
Contact Email Address:	c/o fcc@telus.net
Contact Web Site Address:	N/A

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests its.

Directors Name:	"William Wishart"	Date Signed:	April 20, 2001
Directors Name:	"Donald Nicholson"	Date Signed:	April 26, 2001

CONSOLIDATED TOPPER GOLD CORPORATION
(formerly Topper Gold Corporation)

FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

SIX MONTH PERIOD ENDED
FEBRUARY 28, 2001

CONSOLIDATED TOPPER GOLD CORPORATION
(formerly Topper Gold Corporation)
BALANCE SHEETS
(Unaudited – Prepared by Management)

	February 28, 2001	August 31, 2000
ASSETS		
Current		
Cash	$ 41,151	$ 24,001
Accounts receivable	2,597	2,190
Prepaid expenses	1,000	1,000
Due from related party	3,800	3,800
	48,548	30,991
Capital assets, net	2,698	-
Deferred exploration costs	234,169	234,169
	$ 285,415	$ 265,160
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 10,829	$ 57,851
Due to related parties	54,298	97,223
	65,127	155,074
Shareholders' equity		
Capital stock	4,263,233	4,100,873
Contributed surplus	37,278	37,278
Deficit	(4,080,223)	(4,028,065)
	220,288	110,086
	$ 285,415	$ 265,160

On behalf of the Board:

"William Wishart" Director "Donald Nicholson" Director

CONSOLIDATED TOPPER GOLD CORPORATION
(formerly Topper Gold Corporation)
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended February 28, 2001	Three Month Period Ended February 29, 2000	Six Month Period Ended February 28, 2001	Six Month Period Ended February 29, 2000
EXPENSES				
Amortization	$ 271	$ -	$ 271	$ -
Interest	811	-	981	-
Investor relations	-	150	-	1,875
Management fees	12,000	15,000	24,000	30,000
Office and miscellaneous	414	881	1,117	1,944
Professional fees	5,558	5,989	11,224	11,875
Regulatory fees	3,398	899	4,648	1,430
Rent	1,500	1,650	3,000	2,750
Salaries and benefits	-	1,309	-	1,469
Secretarial services	4,500	3,552	9,000	4,894
Shareholders information	3,326	300	3,728	1,616
Telephone	650	674	1,162	2,209
Transfer agent	1,344	3,360	1,929	3,360
Travel and promotion	1,042	50	1,365	243
	(34,814)	(33,814)	(62,425)	(63,665)
OTHER				
Interest income	310	-	310	-
Write-off of accounts payable	9,957	-	9,957	-
	10,267	-	10,267	-
Net loss for the period	(24,547)	(33,814)	(52,158)	(63,665)
Deficit, beginning of period	(4,055,676)	(3,907,953)	(4,028,065)	(3,878,102)
Deficit, end of period	$ (4,080,223)	$ (3,941,767)	$ (4,080,223)	$ (3,941,767)
Loss per share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)

CONSOLIDATED TOPPER GOLD CORPORATION
(formerly Topper Gold Corporation)
STATEMENT OF CHANGES IN CASH FLOW
(Unaudited – Prepared by Management)

	Three Month Period Ended February 28, 2001	Three Month Period Ended February 29, 2000	Six Month Period Ended February 28, 2001	Six Month Period Ended February 29, 2000
FUNDS PROVIDED (USED BY):				
OPERATING ACTIVITIES				
Loss for the period	$ (24,547)	$ (33,814)	$ (52,158)	$ (33,814)
Items not affecting cash:				
Amortization	271	-	271	-
Write-off of accounts payable	(9,957)	-	(9,957)	-
Net change in non-cash working capital items:				
(Increase) decrease in accounts receivable	(732)	(1,132)	(407)	(1,132)
Increase in prepaid expenses	-	(5,000)	-	(5,000)
Increase (decrease) in accounts payable and accrued liabilities	(19,540)	8,538	(37,065)	15,392
	(54,505)	(31,408)	(99,316)	(54,792)
FINANCING ACTIVITIES				
Issuance of capital stock	-	-	162,360	-
Due from related party	-	2,516	-	8,558
Due to related parties	(500)	28,250	(42,925)	57,617
	(500)	30,766	119,435	66,175
INVESTING ACTIVITIES				
Capital assets	-	-	(2,969)	-
Deferred exploration costs	-	-	-	-
	-	-	(2,969)	-
Change in cash position during the period	(55,005)	(642)	17,150	11,383
Cash position, beginning of period	96,156	1,860	24,001	(10,165)
Cash position, end of period	$ 41,151	$ 1,218	$ 41,151	$ 1,218
Supplemental disclosure for non-cash operating, financing and investing activities	$ -	$ -	$ -	$ -

1. BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Consolidated Topper Gold Corporation (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company's only remaining property is the Laredo/Puma claims, located in Osoyoos, British Columbia. On that property, the Company has an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia by incurring $250,000 in exploration costs. The option has been granted by a company related by common directors.

3. INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

4. RELATED PARTY TRANSACTIONS

i) Amounts owing to related parties are unsecured, have no fixed terms of interest or repayment, and are comprised of $54,298 (2000 - $131,722) owing to a company controlled by a director, and $Nil (2000 - $13,750) owing to shareholders.
ii) Amounts due from a related company for $3,800 (2000 - $60,085) are unsecured and have no fixed terms of interest or repayment.
iii) Management fees of $24,000 (2000 - $15,000) were charged by a director's company for management fees and $Nil (2000 - $15,000) charged by a director for administration services, corporate communications and promotion.
iv) Office rent of $3,000 (2000 - $Nil) and telephone costs of $900 (1999 - $Nil) were charged by a company controlled by a director of the Company.

5. SEGMENT INFORMATION

The Company conducts all of its operations in Canada in one business segment.

6. SUBSEQUENT EVENTS

There are no events to report.

Quarterly Report FORM 51-901F (formerly Form 61) - Schedule A

ISSUER DETAILS

For Quarter Ended:	May 31, 2001
Date of Report:	July 6, 2001
Name of Issuer:	Consolidated Topper Gold Corporation (formerly Topper Gold Corp.)
Issuers Address:	214 – 1118 Homer Street, Vancouver, BC, V6B 6L5
Issuers Fax Number:	604-609-0565
Issuers Phone Number:	604-609-0555
Contact Person:	Bill Wishart
Contact Position:	Director
Contact Phone Number:	604-609-0555
Contact Email Address:	c/o fcc@telus.net
Contact Web Site Address:	N/A

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests its.

Directors Name:	"Bill Wishart"	Date Signed:	July 18, 2001
Directors Name:	"Donald Nicholson"	Date Signed:	July 18, 2001

CONSOLIDATED TOPPER GOLD CORPORATION
(formerly Topper Gold Corporation)

FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED
MAY 31, 2001

CONSOLIDATED TOPPER GOLD CORPORATION
(formerly Topper Gold Corporation)
BALANCE SHEETS
(Unaudited – Prepared by Management)

	May 31, 2001	August 31, 2000
ASSETS		
Current		
Cash	$ 16,353	$ 24,001
Accounts receivable	1,318	2,190
Prepaid expenses	2,000	1,000
Due from related party	3,800	3,800
	23,471	30,991
Capital assets, net	2,495	-
Deferred exploration costs	234,169	234,169
	$ 260,135	$ 265,160
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 10,841	$ 57,851
Due to related parties	54,298	97,223
	65,139	155,074
Shareholders' equity		
Capital stock	4,263,233	4,100,873
Contributed surplus	37,278	37,278
Deficit	(4,105,515)	(4,028,065)
	194,996	110,086
	$ 260,135	$ 265,160

On behalf of the Board:

"Bill Wishart" Director "Donald Nicholson" Director

CONSOLIDATED TOPPER GOLD CORPORATION
(formerly Topper Gold Corporation)
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended May 31, 2001	Three Month Period Ended May 31, 2000	Nine Month Period Ended May 31, 2001	Nine Month Period Ended May 31, 2000
EXPENSES				
Amortization	$ 204	$ -	$ 475	$ -
Interest (recovery)	(22)	-	959	-
Investor relations	-	-	-	1,875
Management fees	12,000	15,000	36,000	45,000
Office and miscellaneous	1,473	43	2,590	1,987
Professional fees	1,961	10,558	13,185	22,433
Regulatory fees	-	20	4,648	1,450
Rent	1,500	1,100	4,500	3,850
Salaries and benefits	5,603	64	5,603	1,533
Secretarial services	-	-	9,000	4,894
Shareholders information	71	654	3,799	2,270
Telephone (recovery)	728	(237)	1,890	1,972
Transfer agent	1,377	1,556	3,306	4,916
Travel and promotion	646	503	2,011	746
	(25,541)	(29,261)	(87,966)	(92,926)
OTHER				
Interest income	249	-	559	-
Write-off of accounts payable	-	-	9,957	-
	249	-	10,516	-
Net loss for the period	(25,292)	(29,261)	(77,450)	(92,926)
Deficit, beginning of period	(4,080,223)	(3,941,767)	(4,028,065)	(3,878,102)
Deficit, end of period	$ (4,105,515)	$ (3,971,028)	$ (4,105,515)	$ (3,971,028)
Loss per share	$ (0.01)	$ (0.03)	$ (0.04)	$ (0.09)

CONSOLIDATED TOPPER GOLD CORPORATION
(formerly Topper Gold Corporation)
STATEMENT OF CHANGES IN CASH FLOW
(Unaudited – Prepared by Management)

	Three Month Period Ended May 31, 2001	Three Month Period Ended May 31, 2000	Nine Month Period Ended May 31, 2001	Nine Month Period Ended May 31, 2000
FUNDS PROVIDED (USED BY):				
OPERATING ACTIVITIES				
Loss for the period	$ (25,292)	$ (29,261)	$ (77,450)	$ (92,926)
Items not affecting cash:				
Amortization	204	-	475	-
Write-off of accounts payable	-	-	(9,957)	-
Net change in non-cash working capital items:				
(Increase) decrease in accounts receivable	1,279	(453)	872	(1,972)
(Increase) decrease in prepaid expenses	(1,000)	5,000	(1,000)	-
Increase (decrease) in accounts payable and accrued liabilities	11	3,163	(37,054)	18,555
	(24,798)	(21,551)	(124,114)	(76,343)
FINANCING ACTIVITIES				
Issuance of capital stock	-	-	162,360	-
Due from related party	-	(2,080)	-	6,479
Due to related parties	-	21,000	(42,925)	78,616
	-	18,920	119,435	85,095
INVESTING ACTIVITIES				
Capital assets	-	-	(2,969)	-
Deferred exploration costs	-	-	-	-
	-	-	(2,969)	-
Change in cash position during the period	(24,798)	(2,631)	(7,648)	8,752
Cash position, beginning of period	41,151	1,218	24,001	(10,165)
Cash position, end of period	$ 16,353	$ (1,413)	$ 16,353	$ (1,413)
Supplemental disclosure for non-cash operating, financing and investing activities	$ -	$ -	$ -	$ -

CONSOLIDATED TOPPER GOLD CORPORATION
(formerly Topper Gold Corporation)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
NINE MONTH PERIOD ENDED MAY 31, 2001

1. BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Consolidated Topper Gold Corporation (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company's only remaining property is the Laredo/Puma claims, located in Osoyoos, British Columbia. On that property, the Company has an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia by incurring $250,000 in exploration costs. The option has been granted by a company related by common directors.

3. INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

4. RELATED PARTY TRANSACTIONS

i) Amounts owing to related parties are unsecured, have no fixed terms of interest or repayment, and are comprised of $54,298 (August 31, 2000 - $92,223, May 31, 2000 - $146,722) owing to a director and his company and $Nil (August 31, 2000 - $5,000, May 31, 2000 - $19,750) owing to shareholders and a director.
ii) Amounts due from a related company for $3,800 (August 31, 2000 - $3,800, May 31, 2000 - $62,165) are unsecured and have no fixed terms of interest or repayment.
iii) Management fees of $36,000 (August 31, 2000 - $30,500, May 31, 2000 - $22,500) were charged by a director's company for management fees and $Nil (August 31, 2000 - $22,500, May 31, 2000 - $22,500) charged by a director for administration services, corporate communications and promotion.
iv) Office rent of $4,500 (August 31, 2000 - $1,000, May 31, 2000 - $Nil) and telephone costs of $1,350 (August 31, 2000 - $300, May 31, 2000 - $Nil) were charged by a company controlled by a director of the Company.

5. SEGMENT INFORMATION

The Company conducts all of its operations in Canada in one business segment.

6. SUBSEQUENT EVENTS

Subsequent to the quarter, in July 2001 the Company received $3,800 that was due from a related company.




BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
CONSOLIDATED TOPPER GOLD CORPORATION		01	08	31	01	09	26

ISSUER ADDRESS				
214 – 1118 HOMER STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555
CONTACT PERSON		CONTACT POSITION		CONTACT TELEPHONE NO.
BILL WISHART		DIRECTOR		604-609-0555
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
c/o fcc@telus.net		N / A		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Bill Wishart"	BILL WISHART	01	10	
"Don Nicholson"	DON NICHOLSON	01	10	

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended August 31, 2001.

CONSOLIDATED TOPPER GOLD CORPORATION

FINANCIAL STATEMENTS

AUGUST 31, 2001

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Consolidated Topper Gold Corporation

We have audited the balance sheets of Consolidated Topper Gold Corporation as at August 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

September 26, 2001

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CONSOLIDATED TOPPER GOLD CORPORATION
BALANCE SHEETS
AS AT AUGUST 31

	2001	2000
ASSETS		
Current		
Cash	$ 9,847	$ 24,001
Receivables	1,417	2,190
Prepaid expenses	-	1,000
Due from related company	-	3,800
	11,264	30,991
Capital assets (Note 3)	2,291	-
Mineral property costs (Note 4)	-	234,169
	$ 13,555	$ 265,160
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 17,125	$ 57,851
Due to related parties (Note 5)	71,418	97,223
	88,543	155,074
Shareholders' equity (deficiency)		
Capital stock (Note 6)	4,263,233	4,100,873
Contributed surplus (Note 6)	37,278	37,278
Deficit	(4,375,499)	(4,028,065)
	(74,988)	110,086
	$ 13,555	$ 265,160

Nature and continuance of operations (Note 1)

Subsequent event (Note 10)

On behalf of the Board:

"Bill Wishart" Director "Don Nicholson" Director

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED TOPPER GOLD CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2001	2000
EXPENSES		
Amortization	$ 678	$ -
Consulting fees	877	-
Management fees	48,000	53,000
Office and miscellaneous	3,857	9,153
Professional fees	23,101	35,119
Regulatory and transfer agent fees	8,803	8,920
Rent	6,000	8,115
Salaries and benefits	11,207	10,345
Secretarial services	9,000	-
Shareholder information and investor relations	3,799	1,875
Telephone	2,477	3,863
Travel and promotion	5,423	840
	(123,222)	(131,230)
OTHER		
Write-off of mineral property costs (Note 4)	(234,169)	-
Loss on sale of marketable securities	-	(1,350)
Write-off of accounts payable	-	35,544
Gain (loss) on settlement of debt	9,957	(52,927)
	(224,212)	(18,733)
Loss for the year	(347,434)	(149,963)
Deficit, beginning of year	(4,028,065)	(3,878,102)
Deficit, end of year	$ (4,375,499)	$ (4,028,065)
Basic and diluted loss per share	$ (0.19)	$ (0.14)
Weighted average number of shares		
Basic	1,872,366	1,062,154
Diluted	1,872,366	1,062,154

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED TOPPER GOLD CORPORATION
STATEMENTS OF CASH FLOW
YEAR ENDED AUGUST 31

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (347,434)	$ (149,963)
Items not affecting cash:		
Amortization	678	-
Write-off of mineral property costs	234,169	-
Loss on sale of marketable securities	-	1,350
Write-off of accounts payable	-	(35,544)
(Gain) loss on settlement of debt	(9,957)	52,927
Changes in non-cash working capital items:		
Decrease in receivables	773	6,553
Decrease in prepaid expenses	1,000	1,065
Increase (decrease) in accounts payable and accrued liabilities	(30,769)	25,890
Decrease in due from related company	3,800	11,917
Net cash used in operating activities	(147,740)	(85,805)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock	162,360	77,500
Due to related parties	(25,805)	53,617
Net cash provided by financing activities	136,555	131,117
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral property costs	-	(13,296)
Purchase of capital assets	(2,969)	-
Proceeds on sale of marketable securities	-	2,150
Net cash used in investing activities	(2,969)	(11,146)
Change in cash position during the year	(14,154)	34,166
Cash position, beginning of year	24,001	(10,165)
Cash position, end of year	$ 9,847	$ 24,001

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Effective April 12, 2000, the Company consolidated its capital stock on a 10:1 basis and changed its name from Topper Gold Corporation to Consolidated Topper Gold Corporation. The Company also increased its authorized capital stock to 100,000,000 common shares.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2001	2000
Deficit	$ (4,375,499)	$ (4,028,065)
Working capital (deficiency)	(77,279)	(124,083)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the related property following commencement of production, or written off if the mineral interests are sold or

abandoned.

Values

The amounts shown for mineral property costs represent accumulated or nominal costs and do not necessarily represent present or future values. The recoverability of these amounts is dependant upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land rehabilitation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Capital assets

Capital assets are recorded at cost. Amortization is provided for using the declining balance method at the following rates:

Computer equipment	30%
Office equipment	20%

Stock based compensation

The Company grants stock options pursuant to the policies of the Canadian Venture Exchange ("CDNX") as described in Note 6. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

Income taxes

During the current year, the Company retroactively adopted the asset/liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening deficit. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per share

During the current year, the Company retroactively adopted the new recommendations of the CICA with respect to the computation of basic and diluted earnings (loss) per common share. Under the new

standards, the treasury stock method is used in determining the dilutive effect of options and warrants. Previously, the inputted earnings approach was used. For the years presented, the calculation of diluted earnings (loss) per share proved to be anti-dilutive.

3. CAPITAL ASSETS

					Net Book Value			
		Cost		Accumulated Amortization		2001		2000
Computer equipment	$	2,199	$	550	$	1,649	$	-
Office equipment		770		128		642		-
	$	2,969	$	678	$	2,291	$	-

4. MINERAL PROPERTY COSTS

Laredo/Puma claims, Osoyoos, British Columbia

The Company holds an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia. During the current year, the Company abandoned its interest in the claims and, accordingly, all related costs were written-off to operations.

		2001		2000
Balance, beginning of year	$	234,169	$	220,873
Drilling		-		13,296
		234,169		13,296
Written-off during the year		(234,169)		-
Balance, end of year	$	-	$	234,169

5. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

6. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
Issued			
As at August 31, 1999	10,285,613	$	3,979,123
Consolidation 10:1	(9,257,052)		-
For cash	250,000		77,500
Settlement of debts	147,500		44,250
As at August 31, 2000	1,426,061		4,100,873
For cash	541,200		162,360
As at August 31, 2001	1,967,261	$	4,263,233

Included in issued and outstanding capital stock at August 31, 2001 are 35,744 shares that are escrowed shares and may not be traded until approval is received from regulatory authorities.

The Company previously cancelled 372,783 shares which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

Stock options

The Company follows the policies of the CDNX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding capital stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2001			2000		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Outstanding, beginning of year	32,500	$	1.95	825,000	$	0.21
Consolidation 10:1	-		-	(742,500)		0.21
Expired/cancelled	(32,500)		1.95	(50,000)		2.50
Outstanding, end of year	-	$	-	32,500		1.95
Options exercisable, end of year	-	$	-	32,500	$	1.95

6. CAPITAL STOCK (cont'd...)

Warrants

The following share purchase warrants were outstanding at August 31, 2001:

Number of Shares	Exercise Price	Expiry Date
541,200	$ 0.40	August 29, 2002
250,000	0.41	July 14, 2002

7. **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $Nil (2000 - $22,500) to a director and $48,000 (2000 - $30,500) to companies controlled by directors.

b) Issued Nil (2000 - 50,000) common shares at $Nil (2000 - $0.30) per share to a director for settlement of debt.

c) Issued Nil (2000 - 50,000) common shares at $Nil (2000 - $0.30) per share to a company controlled by a director for settlement of debt.

d) Paid or accrued rent of $6,000 (2000 - $1,000) to a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

	2001	2000
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	$ 754	$ -

There were no significant non-cash transactions for the year ended August 31, 2001.

Significant non-cash transactions for the year ended August 31, 2000 included the Company issuing 147,500 common

shares to settle debts totalling $44,250.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes follows:

		2001		2000
Loss before income taxes	$	(347,434)	$	(149,963)
Income tax recovery at a statutory rate of 44.6% (2000 – 45.62%)	$	154,956	$	68,413
Write-off of mineral property		(104,440)		-
Unrecognized benefits of non-capital losses		(50,516)		(68,413)
Total income taxes	$	-	$	-

Details of future income tax assets are as follows:

		2001		2000
Resource deductions	$	527,271	$	460,856
Capital assets		371		126
Operating losses available for future periods		515,796		547,472
		1,043,438		1,008,454
Less: valuation allowance		(1,043,438)		(1,008,454)
Net future income tax assets	$	-	$	-

The Company has incurred operating losses for Canadian income tax purposes of approximately $1,240,000, which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2008. In addition, the Company has resource deductions of approximately $1,267,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have been recognized in these financial statements as valuation allowance.

10. SUBSEQUENT EVENT

Subsequent to August 31, 2001, the Company entered into a private placement to issue up to 1.25 million units at $0.20 per unit for total proceeds of $250,000. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire a further common share at $0.30 per share by September 25, 2003, subject to regulatory approval.



BCSC ritish Columbia Securities Commission



QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: X **Schedule A**

Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
CONSOLIDATED TOPPER GOLD CORPORATION	**November 30, 2001**	**02/01/16**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
#214 – 1118 Homer Street Vancouver, BC V6B 6L5	**604-609-0565**	**604-609-0555**
Contact Person **WILLIAM E.A. WISHART**	*Contact's Position* **Director**	*Contact's Telephone No.* **604-609-0555**
Contact Email Address	*Web Site Address*	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein have been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	*Print Full Name*	*Date Signed* YY/MM/DD
"William E.A. Wishart"	**William E.A. Wishart Director**	**02/01/16**
Director's Signature	*Print Full Name*	*Date Signed* YY/MM/DD
"Jimmy M. McCarroll"	**Jimmy M. McCarroll Director**	**02/01/16**

CONSOLIDATED TOPPER GOLD CORPORATION

FINANCIAL STATEMENTS

"Schedule A"

NOVEMBER 30, 2001 AND 2000

(Unaudited – see Notice to Reader)

CONSOLIDATED TOPPER GOLD CORPORATION
BALANCE SHEETS
(Unaudited – See Notice to Reader)

		November 30 2001		August 31 2000
ASSETS				
Current Assets				
Cash	$	202,348	$	9,847
Accounts receivable		1,790		1,417
Prepaid expenses		148		-
Share subscriptions (Note 8)		12,000		-
		216,286		11,264
Capital assets		2,088		2,291
	$	218,374	$	13,555
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	16,475	$	17,125
Due to related parties (Note 3)		19,250		71,418
		35,725		88,543
SHAREHOLDERS' EQUITY				
Capital stock (Note 4)		4,522,233		4,263,233
Contributed surplus (Note 4)		37,278		37,278
Deficit		(4,376,862)		(4,375,499)
		182,649		(74,988)
	$	218,374	$	13,555

Approved by the Directors:

"William E.A. Wishart"
William E.A. Wishart, *Director*

"Jimmy M. McCarroll"
Jimmy M. McCarroll, *Director*

CONSOLIDATED TOPPER GOLD CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three Months Period Ended November 30	
	2001	2000
EXPENSES		
Amortization	$ 203	$ -
Management fees	14,000	12,000
Office and miscellaneous	2,149	933
Professional fees	5,181	5,666
Regulatory and transfer agent fees	5,768	1,835
Rent	2,000	1,440
Salaries and benefits	5,604	-
Secretarial services	-	4,500
Shareholder information and investor relations	2,963	402
Telephone	1,061	512
Travel and promotion	-	323
	(38,929)	27,611
OTHER ITEM		
Interest income	175	-
Gain on settlement of debt	37,391	-
	37,566	-
Loss for the period	(1,363)	(27,611)
Deficit - beginning of period	(4,375,499)	(4,028,065)
Deficit - end of period	$ (4,376,862)	$ (4,055,676)
Loss per share	$ (0.00)	$ (0.02)

CONSOLIDATED TOPPER GOLD CORPORATION
STATEMENTS OF CASH FLOWS
(Unaudited – See Notice to Reader)

	Three Months Period Ended November 30	
	2001	2001
CASH PROVIDED BY (USED FOR):		
Operating Activities		
Loss for the period	$ **(1,363)**	$ (27,611)
Item not affecting cash:		
Amortization	**203**	-
Gain in settlement of debt	**(37,391)**	-
Changes in non-cash working capital		
Decrease (increase) in accounts receivable	**(373)**	325
Decrease (increase) in prepaid expenses	**(148)**	-
Increase (decrease) in accounts payable and accrued liabilities	**(650)**	(17,526)
	(39,722)	(44,812)
Financing Activities		
Capital stock issued	**259,000**	162,360
Share subscription receivable	**(12,000)**	-
Due to related parties	**(14,777)**	(42,424)
	232,223	119,936
Investing Activities		
Capital assets	-	(2,969)
	-	(2,969)
Increase (Decrease) in cash during period	**192,501**	72,155
Cash, beginning of period	**9,847**	24,001
Cash, end of period	$ **203,348**	$ 96,156

Supplemental Disclosure of Non-Cash Operating, Financing and Investing activities

During the quarter ended November 30, 2001, the Company settled $52,391(2000 - Nil) of debt owing to a company controlled by a former director in payment of $15,000 and issued 73,529 (2000 - Nil) shares to related parties to settle debt totalling $12,500.

1. NATURE AND CONTINUANCE OF OPERATIONS

Effective April 12, 2000, the Company consolidated its capital stock on a 10:1 basis and changed its name from Topper Gold Corporation to Consolidated Topper Gold Corporation. The Company also increased its authorized capital stock to 100,000,000 common shares. On November 29, 2001, the Company further changed its name to Topper Resources Inc. There was no consolidation of capital.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		2001		2000
Deficit	$	(4,375,499)	$	(4,055,676)
Working capital		180,561		58,695

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Segmented information

The Company conducts substantially all of its operations in Canada in two business segments: mineral and oil and gas resources.

Income (loss) per share

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

3. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

4. CAPITAL STOCK

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# shares	Amount
Balance, November 30, 2000	1,967,261	$ 4,263,233
Private placement	1,232,500	246,500
Settlement of debts	73,529	12,500
Balance, November 30, 2001	3,273,290	$ 4,522,233

Included in issued and outstanding capital stock at November 30, 2001 are 35,744 shares that are escrowed shares and may not be traded until approval is received from regulatory authorities.

The Company previously cancelled 372,783 shares which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	250,000	$0.41	July 14, 2002
Warrants	541,200	$0.40	October 16, 2002
Warrants	1,232,500	$0.30	September 25, 2003
Options	Nil	Nil	Nil

7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $5,000 (2000 - $Nil) to a director and $9,000 (2000 - $12,000) to companies controlled by directors.

b) Paid or accrued telephone costs of $600 (2000 - $450) to a company controlled by a director.

c) Paid or accrued rent of $2,000 (2000 – 1,500) to a company controlled by a director.

c) Issued 73,529 (2000 - Nil) common shares at $0.17 (2000 - $Nil) per share to a company controlled by a director for settlement of debt.

8. SUBSCRIPTION RECEIVABLE

An investor owes the Company $12,000 for 60,000 shares issued in a private placement. Subsequent to November 30, 2001, the Company received the $12,000 in consideration for the share issued.



BCSC British Columbia Securities Commission



QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: X Schedule A

Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
TOPPER RESOURCES INC. (formerly Consolidated Topper Gold Corporation)	**February 28, 2002**	**02/04/25**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
#214 – 1118 Homer Street Vancouver, BC V6B 6L5	**604-609-0565**	**604-609-0555**
Contact Person **WILLIAM E.A. WISHART**	*Contact's Position* **Director**	*Contact's Telephone No.* **604-609-0555**
Contact Email Address	*Web Site Address*	

CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature ***"William E.A. Wishart"***	*Print Full Name* **William E.A. Wishart Director**	*Date Signed* YY/MM/DD **02/04/25**
Director's Signature ***"Jimmy M. McCarroll"***	*Print Full Name* **Jimmy M. McCarroll Director**	*Date Signed* YY/MM/DD **02/04/25**

TOPPER RESOURCES INC.

(formerly Consolidated Topper Gold Corporation)

FINANCIAL STATEMENTS

"Schedule A"

FEBRUARY 28, 2002 AND 2001

(Unaudited-Prepared by Management)

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
BALANCE SHEETS
(Unaudited-Prepared by Management)

		February 28 2002		August 31 2001
ASSETS				
Current Assets				
Cash and short-term deposits	$	176,418	$	9,847
Accounts receivable		1,691		1,417
Prepaid expenses		798		-
		178,907		11,264
Capital assets		1,884		2,291
	$	180,791	$	13,555
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	13,902	$	17,125
Due to related parties (Note 3)		34,775		71,418
		48,677		88,543
SHAREHOLDERS' EQUITY				
Capital stock (Note 4)		4,522,233		4,263,233
Contributed surplus (Note 4)		37,278		37,278
Deficit		(4,427,397)		(4,375,499)
		132,114		(74,988)
	$	180,791	$	13,555

Approved by the Directors:

"William E.A. Wishart"
William E.A. Wishart, *Director*

"Jimmy M. McCarroll"
Jimmy M. McCarroll, *Director*

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited-Prepared by Management)

	Three Months Period Ended February 28		Six Months Period Ended February 28	
	2002	2001	2002	2001
EXPENSES				
Amortization	$ 204	$ 271	$ 407	$ 271
Management fees	15,000	12,000	29,000	24,000
Office and miscellaneous	5,426	1,165	7,575	2,098
Professional fees	12,362	5,558	17,543	11,224
Regulatory and transfer agent fees	7,039	4,742	12,807	6,577
Rent	3,387	1,560	5,387	3,000
Salaries and benefits	4,202	-	9,806	-
Secretarial services	-	4,500	-	9,000
Shareholder information and investor relations	484	3,326	3,447	3,728
Telephone	452	650	1,513	1,162
Travel and promotion	2,163	1,042	2,163	1,365
	(50,719)	(34,814)	(89,648)	(62,425)
OTHER ITEM				
Interest income	184	310	359	310
Write-off of accounts payable	-	9,957	-	9,957
Gain on settlement of debt	-	-	37,391	-
	184	10,267	37,750	10,267
Loss for the period	(50,535)	(24,547)	(51,898)	(52,158)
Deficit - beginning of period	(4,376,862)	(4,055,676)	(4,375,499)	(4,028,065)
Deficit - end of period	(4,427,397)	(4,080,223)	$ (4,427,397)	$ (4,080,223)
Loss per share	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.03)

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
STATEMENTS OF CASH FLOWS
(Unaudited-Prepared by Management)

	Three Months Period Ended February 28		Six Months Period Ended February 28	
	2002	2001	2002	2001
CASH PROVIDED BY (USED FOR):				
Operating Activities				
Loss for the period	$ (50,535)	$ (24,547)	$ (51,898)	$ (52,158)
Item not affecting cash:				
Amortization	204	271	407	271
Write-off of accounts payable	-	(9,957)	-	(9,957)
Gain in settlement of debt	-	-	(37,391)	-
Changes in non-cash working capital				
Decrease (increase) in accounts receivable	99	(732)	(274)	(407)
Decrease (increase) in prepaid expenses	(650)	-	(798)	-
Increase (decrease) in accounts payable and accrued liabilities	(2,573)	(19,539)	(3,223)	(37,065)
	(53,455)	(54,504)	(93,177)	(99,316)
Financing Activities				
Capital stock issued	-	-	259,000	162,360
Share subscription receivable	12,000	-	-	-
Due to related parties	15,525	(501)	748	(42,925)
	27,525	(501)	259,748	119,435
Investing Activities	-	-	-	
Capital assets	-	-	-	(2,969)
	-	-	-	(2,969)
Increase (Decrease) in cash during period	(25,930)	(55,005)	166,571	17,150
Cash, beginning of period	202,348	96,156	9,847	24,001
Cash, end of period	$ 176,418	$ 41,151	$ 176,418	$ 41,151

Supplemental Disclosure of Non-Cash Operating, Financing and Investing activities

During the quarter ended, the Company settled \$52,391 (2000 - Nil) of debt owing to unrelated parties in payment of \$15,000 and issued 73,529 (2000 - Nil) shares to related parties to settle debt totalling \$12,500.

See accompanying notes to consolidated financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

Effective April 12, 2000, the Company consolidated its capital stock on a 10:1 basis and changed its name from Topper Gold Corporation to Consolidated Topper Gold Corporation. The Company also increased its authorized capital stock to 100,000,000 common shares. On November 29, 2001, the Company further changed its name to Topper Resources Inc. There was no consolidation of capital.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		February 28, 2002		August 31, 2001
Deficit	$	(4,427,397)	$	(4,375,499)
Working capital (deficiency)		130,230		(77,279)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

Income (loss) per share

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

3. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

4. CAPITAL STOCK

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# shares	Amount
Balance, February 29, 2001	1,967,261	$ 4,263,233
Private placement	1,232,500	246,500
Settlement of debts	73,529	12,500
Balance, February 28, 2002	3,273,290	$ 4,522,233

Included in issued and outstanding capital stock at February 28, 2002 are 35,744 shares that are escrowed shares and may not be traded until approval is received from regulatory authorities.

The Company previously cancelled 372,783 shares which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	250,000	$0.41	April 28, 2002
Warrants	541,200	$0.40	August 29, 2002
Warrants	1,232,500	$0.30	September 25, 2003
Options	320,000	$0.17	January 30,2007

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $12,500 (2000 - $Nil) to a director and $16,500 (2000 - $24,000) to company controlled by director.

b) Paid or accrued telephone costs of $613 (2000-Nil) to a director and $900 (2000 - $900) to a company controlled by a director.

c) Paid or accrued rent of $2,387 (2000-Nil) to a director and $3,000 (2000 – 3,000) to a company controlled by a director.

c) Issued 73,529 (2000 - Nil) common shares at $0.17 (2000 - $Nil) per share to a company controlled by a director for settlement of debt.


BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: X **Schedule A**

Schedule B and C

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
TOPPER RESOURCES INC. (formerly Consolidated Topper Gold Corporation)	MAY 31, 2002	02	07	22

ISSUER ADDRESS

#214-1118 HOMER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
WILLIAM E.A. WISHART	DIRECTOR	604-609-0555

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
fcc@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"WILLIAM E. A. WISHART"	WILLIAM E.A. WISHART	02	07	22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JIMMY M. MCCARROLL"	JIMMY M. MCCARROLL	02	07	22

TOPPER RESOURCES INC.

(formerly Consolidated Topper Gold Corporation)

FINANCIAL STATEMENTS

"Schedule A"

MAY 31, 2002 AND 2001

(Unaudited-Prepared by Management)

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
BALANCE SHEETS
(Unaudited-Prepared by Management)

	May 31 2002	August 31 2001
ASSETS		
Current Assets		
Cash and short-term deposits	$ 193,960	$ 9,847
Accounts receivable	1,737	1,417
Prepaid expenses	798	-
	196,495	11,264
Capital assets	1,681	2,291
	$ 198,176	$ 13,555
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 28,396	$ 17,125
Due to related parties (Note 3)	52,187	71,418
	80,583	88,543
SHAREHOLDERS' EQUITY		
Capital stock (Note 4)	4,593,983	4,263,233
Contributed surplus (Note 4)	37,278	37,278
Deficit	(4,513,668)	(4,375,499)
	117,593	(74,988)
	$ 198,176	$ 13,555

Approved by the Directors:

"William E.A. Wishart" *"Jimmy M. McCarroll"*

William E.A. Wishart, *Director* Jimmy M. McCarroll, *Director*

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.

(formerly Consolidated Topper Gold Corporation)

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited-Prepared by Management)

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2002	2001	**2002**	**2001**
EXPENSES				
Amortization	$ **203**	$ 204	$ **610**	$ 475
Management fees	**15,000**	12,000	**44,000**	36,000
Office and miscellaneous	**4,419**	1,451	**11,994**	3,549
Professional fees	**39,171**	1,961	**56,714**	13,185
Regulatory and transfer agent fees	**2,498**	1,377	**15,305**	7,954
Rent	**5,397**	1,500	**10,784**	4,500
Salaries and benefits	**6,887**	5,603	**16,693**	5,603
Secretarial services	-	-	-	9,000
Shareholder information and investor relations	**5,183**	71	**8,630**	3,799
Telephone	**2,259**	728	**3,772**	1,890
Travel and promotion	**5,597**	646	**7,760**	2,011
	(86,614)	(25,541)	**(176,262)**	(87,966)
OTHER ITEM				
Interest income	**343**	249	**702**	559
Write-off of accounts payable	-	-	-	9,957
Gain on settlement of debt	-	-	**37,391**	-
	343	249	**38,093**	10,516
Loss for the period	**(86,271)**	(25,292)	**(138,169)**	(77,450)
Deficit - beginning of period	**(4,427,397)**	(4,080,223)	**(4,375,499)**	(4,028,065)
Deficit - end of period	$ **(4,513,668)**	$ (4,105,515)	$ **(4,513,668)**	$ (4,105,515)
Loss per share	$ **(0.03)**	$ (0.01)	$ **(0.05)**	$ (0.04)

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.

(formerly Consolidated Topper Gold Corporation)

STATEMENTS OF CASH FLOWS

(Unaudited-Prepared by Management)

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2002	2001	**2002**	**2001**
CASH PROVIDED BY (USED FOR):				
Operating Activities				
Loss for the period	$ **(86,271)**	(25,292)	$ **(138,169)**	$ (77,450)
Item not affecting cash:				
Amortization	**203**	204	**610**	475
Write-off of accounts payable		-	-	(9,957)
Gain in settlement of debt	**37,391**	-	-	-
Changes in non-cash working capital				
Decrease (increase) in accounts receivable	**(46)**	1,279	**(320)**	872
Decrease (increase) in prepaid expenses		(1,000)	**(798)**	(1,000)
Increase (decrease) in accounts payable and accrued liabilities	**14,494**	11	**11,271**	(37,054)
	(34,229)	(24,798)	**(127,406)**	(124,114)
Financing Activities				
Capital stock issued	**71,750**	-	**330,750**	162,360
Due to related parties	**(19,979)**	-	**(19,231)**	(42,925)
	51,771	-	**311,519**	119,435
Investing Activities				
Capital assets	-	-	-	(2,969)
	-	-	-	(2,969)
Increase (Decrease) in cash during period	**17,542**	(24,798)	**184,113**	(7,648)
Cash, beginning of period	**176,418**	41,151	**9,847**	24,001
Cash, end of period	$ **193,960**	$ 16,353	$ **193,960**	$ 16,353

Supplemental Disclosure of Non-Cash Operating, Financing and Investing activities

During the nine months ended May 41, 2002, the Company settled $52,391(2001 - Nil) of debt owing to unrelated parties in payment of $15,000 and issued 73,529 (2001 - Nil) shares to related parties to settle debt totalling $12,500.

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
NOTES TO THE FINANCIAL STATEMENT
MAY 31, 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

Effective April 12, 2000, the Company consolidated its capital stock on a 10:1 basis and changed its name from Topper Gold Corporation to Consolidated Topper Gold Corporation. The Company also increased its authorized capital stock to 100,000,000 common shares. On November 29, 2001, the Company further changed its name to Topper Resources Inc. There was no consolidation of capital.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		May 31, 2002		August 31, 2001
Deficit	$	(4,513,668)	$	(4,375,499)
Working capital (deficiency)		115,912		(77,279)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

Income (loss) per share

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

3. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable, as they have no fixed repayment terms.

4. CAPITAL STOCK

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# shares	Amount
Balance, May 31, 2001	1,967,261	$ 4,263,233
Private placement	1,232,500	246,500
Settlement of debts	73,529	12,500
Exercised of warrants	175,000	71,750
Balance, May 31, 2002	**3,448,290**	**$ 4,593,983**

Included in issued and outstanding capital stock at May 31, 2002 are 35,744 shares that are escrowed shares and may not be traded until approval is received from regulatory authorities.

The Company previously cancelled 372,783 shares, which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	541,200	$0.40	August 29, 2002
Warrants	1,232,500	$0.30	September 25, 2003
Options	320,000	$0.17	January 30,2007





BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: X Schedule A

X Schedule B and C

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
TOPPER RESOURCES INC. (formerly Consolidated Topper Gold Corporation)	AUGUST 31, 2002	02	11	21

ISSUER ADDRESS

#214-1118 HOMER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
WILLIAM E.A. WISHART	DIRECTOR	604-609-0555

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
fcc@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"WILLIAM E. A. WISHART"	WILLIAM E.A. WISHART	02	11	21
"JIMMY M. MCCARROLL"	JIMMY M. MCCARROLL	02	11	21

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Topper Resources Inc.
(formerly Consolidated Topper Gold Corporation)

We have audited the consolidated balance sheets of Topper Resources Inc. (formerly Consolidated Topper Gold Corporation) as at August 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

September 25, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2002	2001
ASSETS		
Current		
Cash and equivalents	$ 239,562	$ 9,847
Receivables	1,704	1,417
Prepaid expenses	750	-
	242,016	11,264
Capital assets (Note 3)	1,477	2,291
Oil and gas property (Note 4)	83,703	-
	$ 327,196	$ 13,555
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 15,340	$ 17,125
Due to related parties (Note 6)	66,603	71,418
	81,943	88,543
Shareholders' equity (deficiency)		
Capital stock (Note 7)	4,781,633	4,263,233
Contributed surplus (Note 7)	37,278	37,278
Deficit	(4,573,658)	(4,375,499)
	245,253	(74,988)
	$ 327,196	$ 13,555

Nature and continuance of operations (Note 1)

Subsequent event (Note 13)

On behalf of the Board:

"William E. A. Wishart" Director

"Jimmy M. McCarroll" Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2002	2001
EXPENSES		
Amortization	$ 814	$ 678
Consulting fees	42,131	877
Management fees	59,000	48,000
Office and miscellaneous	12,969	3,857
Professional fees	27,184	23,101
Regulatory and transfer agent fees	16,256	8,803
Rent	14,630	6,000
Salaries and benefits	21,573	11,207
Secretarial services	-	9,000
Shareholder information and investor relations	21,771	3,799
Telephone	4,939	2,477
Travel and promotion	14,283	5,423
	(235,550)	(123,222)
OTHER ITEMS		
Write-off of mineral property costs (Note 5)	-	(234,169)
Gain on settlement of debt (Note 8)	37,391	9,957
	37,391	(224,212)
Loss for the year	(198,159)	(347,434)
Deficit, beginning of year	(4,375,499)	(4,028,065)
Deficit, end of year	$ (4,573,658)	$ (4,375,499)
Basic and diluted loss per share	$ (0.07)	$ (0.19)
Weighted average number of common shares outstanding		
Basic	3,034,705	1,872,366
Diluted	3,034,705	1,872,366

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOW
YEAR ENDED AUGUST 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (198,159)	$ (347,434)
Items not affecting cash:		
Amortization	814	678
Write-off of mineral property costs	-	234,169
Gain on settlement of debt	(37,391)	(9,957)
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(287)	773
(Increase) decrease in prepaid expenses	(750)	1,000
Decrease in accounts payable and accrued liabilities	(1,785)	(30,769)
Decrease in due from related company	-	3,800
Net cash used in operating activities	(237,558)	(147,740)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock	505,900	162,360
Due to related parties	45,076	(25,805)
Net cash provided by financing activities	550,976	136,555
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas property costs	(83,703)	-
Purchase of capital assets	-	(2,969)
Net cash used in investing activities	(83,703)	(2,969)
Change in cash and equivalents during the year	229,715	(14,154)
Cash and equivalents, beginning of year	9,847	24,001
Cash and equivalents, end of year	$ 239,562	$ 9,847

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

During the current year, the Company changed its name from Consolidated Topper Gold Corporation to Topper Resources Inc.

The Company is in the process of exploring and developing its oil and gas property and has not yet determined whether the property contain reserves that are economically recoverable. The recoverability of the amounts shown for oil and gas property and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2002	2001
Working capital (deficiency)	$ 160,073	$ (77,279)
Deficit	(4,573,658)	(4,375,499)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Topper Resources, U.S.A., Inc. Significant inter-company transactions have been eliminated upon consolidation.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and gas properties (cont'd...)

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management determines there has been an impairment. These costs will be amortized over the estimated useful life of the related property following commencement of production, or written off if the mineral interests are sold or abandoned.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land rehabilitation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for using the straight-line method at the following rates:

Computer equipment	30%
Office equipment	20%

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock based compensation

The Company grants stock options pursuant to the policies of the TSX Venture Exchange ("TSX") as described in Note 7. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Income taxes

The Company follows the asset/liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Foreign currency translation

The Company's activities denominated in foreign currencies are translated as integrated operations using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Exchange gains or losses arising on translation of foreign currency items are included in operating results.

3. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 2,199	$ 1,209	$ 990	$ 2,199	$ 550	$ 1,649
Office equipment	770	283	487	770	128	642
	$ 2,969	$ 1,492	$ 1,477	$ 2,969	$ 678	$ 2,291

4. OIL AND GAS PROPERTY

Title to oil and gas properties involves certain inherent risks due to the difficulties of determining the validity of certain oil and gas properties as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many oil and gas properties.

The Company has investigated title to all of its oil and gas properties and, to the best of its knowledge, title to all of its properties are in good standing. Properties which the Company has committed to earn an interest are located in the United States. The Company is therefore relying on title opinions by legal counsel on certain oil and gas leases who are basing such opinions on the laws of the United States.

Hillister Prospect, Tyler County, Texas USA

The Company acquired a 25% working interest in certain oil and gas leases in the State of Texas for $83,703 (USD $54,000). The Company is required to participate in the cost of drilling and completion of an exploratory well at an anticipated cost to the Company of approximately USD $250,000. The oil and gas leases are subject to a 25% royalty in favour of the lessor.

Total costs incurred are summarized as follows:

	2002	2001
Balance, beginning of year	$ -	$ -
Acquisition costs	83,703	-
Balance, end of year	$ 83,703	$ -

5. MINERAL PROPERTY

Laredo/Puma claims, Osoyoos, British Columbia

The Company previously held an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia. During the year ended August 31, 2001, the Company abandoned its interest in the claims and, accordingly, all related costs were written-off to operations.

	2002	2001
Balance, beginning of year	$ -	$ 234,169
Written-off during the year	-	(234,169)
Balance, end of year	$ -	$ -

6. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms. Subsequent to August 31, 2002, the Company issued common shares to settle amounts due to related parties (Note 13).

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
As at August 31, 2000	1,426,061	$ 4,100,873
For cash	541,200	162,360
As at August 31, 2001	1,967,261	4,263,233
Private placement	1,232,500	246,500
Settlement of debt	73,529	12,500
Exercise of warrants	625,000	251,750
Exercise of options	45,000	7,650
As at August 31, 2002	3,943,290	$ 4,781,633

Escrow shares

Included in issued and outstanding capital stock at August 31, 2002 are 35,744 common shares of the Company being held in escrow which may not be traded until approval is received from regulatory authorities.

Contributed surplus

The Company previously cancelled 372,783 shares which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

Stock options

The Company follows the policies of the TSX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding capital stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $59,000 (2001 - $48,000) to a director and to a company controlled by a director.

b) Paid or accrued rent of $14,630 (2001 - $6,000) to a director and to a company controlled by a director.

c) Issued 73,529 common shares of the Company at $0.17 per share to a company controlled by a director for the settlement of debt of $12,500.

d) Paid $15,000 to a company controlled by a former director for the settlement of debt of $52,391, resulting in a gain of $37,391.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2002	2001
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	$ 143	$ 754

Significant non-cash transactions for the year ended August 31, 2002:

The Company issued 73,529 common shares at an agreed value of $12,500 to settle debt of $12,500.

There were no significant non-cash transactions for the year ended August 31, 2001.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes follows:

	2002	2001
Loss before income taxes	$ (198,159)	$ (347,434)
Income tax recovery at a statutory rate of 39.6% (2001 – 44.6%)	$ 78,470	$ 154,956
Non-deductible expenses	(1,649)	-
Write-off of mineral property	-	(104,440)
Unrecognized benefits of non-capital losses	(76,821)	(50,516)
Total income taxes	$ -	$ -

Details of future income tax assets are as follows:

	2002	2001
Resource deductions	$ 535,068	$ 527,271
Capital assets	703	371
Non-capital losses available for future periods	567,819	515,796
Gross future income tax assets	1,103,590	1,043,438
Less: valuation allowance	(1,103,590)	(1,043,438)
Net future income tax assets	$ -	$ -

The Company has incurred operating losses for Canadian income tax purposes of approximately $1,430,000, which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2009. In addition, the Company has resource deductions of approximately $1,350,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

12. SEGMENTED INFORMATION

The Company's identifiable assets are located in the following locations:

	2002	2001
Canada	$ 242,617	$ 13,555
United States	84,579	-
	$ 327,196	$ 13,555

The Company's loss for the year was incurred in the following locations:

	2002	2001
Canada	$ (197,964)	$ (347,434)
United States	(195)	-
	$ (198,159)	$ (347,434)

13. SUBSEQUENT EVENT

Subsequent to August 31, 2002, the Company issued 191,667 common shares to a director and a company controlled by a director for the settlement of amounts due to related parties of $51,750.

Shares for debt

The Company settled in full $52,391 of debt owing to a company controlled by a former director in payment of $15,000.

The Company issued 73,529 shares at $0.17 per share to a company controlled by a director for settlement of debt of $12,500. April 12, 2002 hold expiry period applies.

Subsequent to August 31, the Company issued 191,667 common shares to a director and a company controlled by a director for the settlement of amount due to related parties of $51,750.

Private placement

The non-brokered private placement originally announced on September 25, 2001 for 1,232,500 shares at $0.20 per share received regulatory approval on November 14, 2001. The hold periods apply. as follow:

450,000 shares March 6, 2002
782,500 shares November 6, 2002

Use of Funds

The Company reported a net loss of $198,159 or $0.09 per share for the period ended August 31, 2002 compared to loss of $347,343 or $0.19 per share for the same period of 2001.

Expenses for the year ended August 31, 2002 were $235,550 (2001-$123,222). The expenses have increased in 2002 because of increased business activity. In particular, consulting fees have increased by $41,254 due to the process of performing due diligence in the USA on several projects, including the new acquisition in Hillister Field in Tyler County, Texas, USA

Regulatory and transfer agent fees were $16,256 (2001-$8,803), a $7,453 increase, due to more shares being issued from treasury, the filing of the Company's Annual Information Form and private placement fees. Shareholder information and investor relations increased by $17,972 due to the hiring of a private company for investor relations for the Company. Office and miscellaneous expenses for $12,969 (2001-$3,857) and rent expenses for $14,630 (2001-$6,000), increased by $17,742 due to the two expenses incurred by two offices, one in Vancouver and one in Houston, Texas, USA. The Company paid $27,500 (2001-Nil) to the President, $31,500 (2001-$48,000) to company controlled by a director.

During the year ended August 31, 2002, the Company also incurred professional fees of $27,184 (2001-$23,101), which consisted of legal fees of $19,086, accounting of $4,496 and professional fees of $3,602, travel and promotion of $14,283 (2001-$5,423) and telephone expenses of $4,939 (2001-$2,477).

There was a gain on settlement of debt of $37,566.

Related party transactions

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $59,000 (2001 - $48,000) to a director and to a company controlled by a director.

b) Paid or accrued rent of $14,630 (2001-$6,000) to a director and to a company controlled by a director.

c) Issued 73,529 common shares of the Company at $0.17 per share to a company controlled by a director for the settlement of debt of $12,500.

d) Paid $15,000 to a company controlled by a former director for the settlement of debt of $52,391, resulting in a gain of $37,391.

Investor relations

Subsequent to August 31, 2002, The company announced that it has engaged Island Investor Relations ("Island") to provide investor relations services to the Company. These services will include the communication to existing shareholders and responding to shareholder inquiries, and general liaison, communication with, and the preparation of presentations to, the investment community. Island will provide the services for a period of not less than 3 months. Thereafter, the services may be terminated by either party on 30 days notice. In consideration for the services, Island will be paid a fee of $5,000 per month. In addition, certain insiders of the Company have agreed to grant an option to purchase up to 200,000 shares of the Company from such insiders, as follows:

1. Up to 50,000 shares at a price of $0.40 per share at any time on or before December 31, 2002;

2. Up to a further 50,000 shares at a price of $0.60 per share at any time on or before June 30, 2003; and

3. Up to a further 100,000 shares at a price of $0.80 per share at any time on or before December 31, 2003.

The option will expire upon termination of the engagement.

Financings, Principal Purposes and Milestones

During the year ended August 31, 2002, the Company has received $246,500 from the private placement for 1,232,500 shares at $0.20.

During the year ended, the Company collected $ $259,400 through the issuance of shares upon the exercise of warrants and stock options.

Liquidity and Solvency

These financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		August 31, 2002		August 31, 2001
Deficit	$	(4,573,658)	$	(4,375,499)
Working capital (deficiency)		160,073		(77,279)

7. CAPITAL STOCK (cont'd…)

At August 31, 2002, options were outstanding enabling optionees to acquire the following number of common shares:

Number of Shares	Exercise Price	Expiry Date
275,000	$ 0.17	January 30, 2007

Stock option transactions and outstanding stock options are summarized as follows:

	2002			2001		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding, beginning of year	-	$	-	32,500	$	1.95
Granted	320,000		0.17	-		-
Expired/cancelled	-		-	(32,500)		1.95
Exercised	(45,000)		0.17	-		-
Outstanding, end of year	275,000	$	0.17	-	$	-
Options exercisable, end of year	275,000	$	0.17	-	$	-

Warrants

At August 31, 2002, warrants were outstanding enabling the holders to acquire the following number of common shares:

Number of Shares	Exercise Price	Expiry Date
1,232,500	$ 0.30	September 25, 2003



BCSC British Columbia Securities Commission

03 APR 22 [illegible]

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: X Schedule A

Schedule B and C

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
TOPPER RESOURCES INC.	NOVEMBER 30, 2002	03	01	27

ISSUER ADDRESS

#214-1118 HOMER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
WILLIAM E.A. WISHART	DIRECTOR	604-609-0555

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
fcc@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"WILLIAM E. A. WISHART"	WILLIAM E.A. WISHART	03	01	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JIMMY M. MCCARROLL"	JIMMY M. MCCARROLL	03	01	27

TOPPER RESOURCES INC.

FINANCIAL STATEMENTS

"Schedule A"

NOVEMBER 30, 2002 AND 2001

(Unaudited-Prepared by Management)

TOPPER RESOURCES INC.
BALANCE SHEETS
(Unaudited)

		November 30 2002		August 31 2002
ASSETS				
Current Assets				
Cash and short-term deposits	$	7,548	$	239,562
Accounts receivable		2,830		1,704
Prepaid expenses		2,249		750
		12,627		242,016
Capital Assets		1,274		1,477
Oil and Gas Property (Note 3)		270,645		83,703
	$	284,546	$	327,196
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	25,839	$	15,340
Due to related parties (Note 4)		30,378		66,603
		56,217		81,943
SHAREHOLDERS' EQUITY				
Capital stock (Note 5)		4,833,383		4,781,633
Contributed surplus (Note 5)		37,278		37,278
Deficit		(4,642,332)		(4,573,658)
		228,329		(245,253)
	$	284,546	$	327,196

Approved by the Directors:

"William E.A. Wishart" — William E.A. Wishart, *Director*

"Jimmy M. McCarroll" — Jimmy M. McCarroll, *Director*

TOPPER RESOURCES INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Months Period Ended November 30	
	2002	2001
EXPENSES		
Amortization	$ **203**	$ 203
Consulting fees	**4,024**	-
Management fees	**15,000**	14,000
Office and miscellaneous	**3,635**	2,149
Professional fees	**13,583**	5,181
Regulatory and transfer agent fees	**2,394**	5,768
Rent	**4,641**	2,000
Salaries and benefits	**5,620**	5,604
Shareholder infomation and investor relations	**13,607**	2,963
Telephone	**1,936**	1,061
Travel and promotion	**4,935**	-
	(69,578)	(38,929)
OTHER ITEM		
Interest income	**904**	175
Gain on settlement of debt	-	37,391
	904	37,566
LOSS FOR THE PERIOD	**(68,674)**	(1,363)
DEFICIT – BEGINNING OF PERIOD	**(4,573,658)**	(4,375,499)
DEFICIT – END OF PERIOD	$ **(4,642,332)**	$ (4,376,862)
BASIC AND DILUTED LOSS PER SHARES	$ **(0.02)**	$ (0.00)

TOPPER RESOURCES INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Period Ended November 30 2002	2001
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Loss for the period	$ **(68,674)**	$ (1,363)
Item not affecting cash:		
Amortization	**203**	203
Gain in settlement of debt	**-**	(37,391)
Changes in non-cash working capital		
Increase in accounts receivable	**(1,126)**	(373)
Increase in prepaid expenses	**(1,499)**	(148)
Increase (decrease) in accounts payable & accrued liabilities	**10,499**	(650)
	(60,597)	(39,722)
FINANCING ACTIVITIES		
Capital stock issued	**51,750**	259,000
Share subscription receivable	**-**	(12,000)
Due to related parties	**(36,225)**	(14,777)
	15,525	232,223
INVESTING ACTIVITIES		
Oil and gas property costs	**(186,942)**	-
	(186,942)	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	**(232,014)**	192,501
CASH, BEGINNING OF PERIOD	**239,562**	9,847
CASH, END OF PERIOD	$ **7,548**	$ 202,348

Supplemental Disclosure of Non-Cash Operating, Financing and Investing activities

During the period ended November 30, 2002, the Company issued 191,667 (2001-73,529) shares to related parties to settle debt totaling $51,750.

1. NATURE AND CONTINUANCE OF OPERATIONS

During the previous year, the Company changed its name from Consolidated Topper Gold Corporation to Topper Resources Inc.

The Company is in the process of exploring and developing its oil and gas property and has not yet determined whether the property contain reserves that are economically recoverable. The recoverability of the amounts shown for oil and gas property and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		November 30 2002		August 31 2001
Deficit	$	(4,642,332)	$	(4,573,658)
Working capital (deficiency)		(43,530)		160,073

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary; Topper Resources, U.S.A., Inc. Significant inter-company transactions have been eliminated upon consolidation.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Oil and gas properties *(continued)*

Costs relating to properties which management considers being unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Foreign currency translation

The Company's activities denominated in foreign currencies are translated as integrated operations using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Exchange gains or losses arising on translation of foreign currency items are included in operating results.

3. OIL AND GAS PROPERTY

Title to oil and gas properties involves certain inherent risks due to the difficulties of determining the validity of certain oil and gas properties as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many oil and gas properties.

The Company has investigated title to all of its oil and gas properties and, to the best of its knowledge, title to all of its properties are in good standing. Properties, which the Company has committed to earn an interest, are located in the United States. The Company is therefore relying on title opinions by legal counsel on certain oil and gas leases who are basing such opinions on the laws of the United States.

3. OIL AND GAS PROPERTY (continued)

Hillister Prospect, Tyler County, Texas USA

The Company acquired a 25% working interest in certain oil and gas leases in the State of Texas for $83,703 (USD $54,000). The Company is required to participate in the cost of drilling and completion of an exploratory well at an anticipated cost to the Company of approximately USD $250,000. The oil and gas leases are subject to a 25% royalty in favor of the lessor.

Balance, November 30, 2001	$	-
Acquisition costs		83,703
Deferred development costs		186,942
Balance, November 30, 2002	$	270,645

4. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable, as they have no fixed repayment terms.

5. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
Balance, August 31, 2002	3,943,290	$	4,781,633
Issued for cash			
Settlement of debts	191,667		51,750
Balance, November 30, 2002	4,134,957	$	4,833,383

Included in issued and outstanding capital stock at August 31, 2001 are 35,744 shares that are escrowed shares and may not be traded until approval is received from regulatory authorities.

The Company previously cancelled 372,783 shares, which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

Stock options

The Company follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding capital stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

Type	Number Outstanding	Exercise Price	Expiry Date
Options	275,000	$0.17	January 30,2007

5. **CAPITAL STOCK (continued)**

Warrants

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003

6. **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Accrued management fees of $7,500 (2001 - $5,000) to a company controlled by the President of the company and $7,500 (2001 - $9,000) to company controlled by director.

b) Paid telephone costs of $1,486 (2001-Nil) to a company controlled by the President of the company and $450 (2001 - $600) to a company controlled by a director.

c) Paid rent of $3,141 (2000-Nil) to a company controlled by the President of the company and $1,500 (2001 – $2,000) to a company controlled by a director.

d) Issued 92,593 (2001 – Nil) common shares at $0.27 per share to a company controlled by the President for settlement of debt totaling $$25,000.

e) Issued 99,074 (2001 – 73,529) common shares at $0.27 per share to a company controlled by a director for settlement of debt totaling $26,750.

7. **SUBSEQUENT EVENT**

Subsequent to November 31, 2002, the Company received approval from the TSX Venture Exchange and has since closed its private placement previously announced on November 26, 2002. The Company sold 827,868 common shares, on a non-brokered private placement basis, at a price of $0.19 per share for proceeds of $157,294.92. The proceeds from the private placement were allocated for completion costs of the initial well on the Hillister Prospect in Tyler County, Texas, and for general working capital. All securities will be subject to a four month hold period.

Quarterly Report FORM 51-901F - Schedule B and C

ISSUER DETAILS

For Quarter Ended: November 30, 2000

Date of Report: January 5, 2001

Name of Issuer: Consolidated Topper Gold Corporation (formerly Topper Gold Corporation)

Issuers Address: #210 – 1118 Homer Street, Vancouver, BC, V6B 6L5

Issuers Fax Number: 604-609-0565

Issuers Phone Number: 604-609-0555

Contact Person: William Wishart

Contact Position: Director

Contact Phone Number: 604-609-0555

Contact E-mail Address: fcc@telus.net

Web Site Address: n/a

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests its.

Directors Name: "William Wishart" Date Signed: January 7, 2001

Directors Name: "Ib Mollar" Date Signed: January 7, 2001

CONSOLIDATED TOPPER GOLD CORPORATION
(Formerly known as Topper Gold Corporation)
QUARTERLY REPORT - FORM 51
NOVEMBER 30, 2000

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements for the period ended November 30, 2000.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the three month period ended November 30, 2000

Deferred Exploration Costs

	Laredo/Puma Claims (Osoyoos, BC)
Balance, beginning of period	$ 234,169
Deferred exploration costs for the period	-
Balance, end of period	234,169

2. Related Party Transactions

i) Amounts owing to related parties are unsecured, have no fixed terms of interest or repayment, and are comprised of $54,298 (1999 - $116,722) owing to a director and his company, and $500 (1999 - $500) owing to shareholders.
ii) Amounts due from a related company for $3,800 (1999 - $62,601) are unsecured and have no fixed terms of interest or repayment.
iii) Management fees of $12,000 (1999 - $7,500) were charged by a director's company for management fees and $Nil (1999 - $7,500) charged by a director for administration services, corporate communications and promotion.
iv) Office rent of $1,500 (1999 - $Nil) and telephone costs of $450 (1999 - $Nil) were charged by a company controlled by a director of the Company.

3. For the quarter ended November 30, 2000:

a) Summary of securities issued during the quarter:

- 541,200 shares at $0.30 for proceeds of $162,360 from a non-brokered private placement (no commissions).

b) Summary of stock options granted during the quarter: None

4. As at November 30, 2000:

a) Authorized capital: 100,000,000 common shares without par value
b) Issued and outstanding: 1,967,261 common shares without par value
Share capital: $4,263,232

CONSOLIDATED TOPPER GOLD CORPORATION
(Formerly known as Topper Gold Corporation)
QUARTERLY REPORT - FORM 51

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd.....)

c) Summary of outstanding options, warrants and other (cont'd...):

- 10,000 stock options exercisable at $1.60 until March 12, 2001
- 10,000 share purchase warrants exercisable at $2.00 until January 28, 2001
- 10,000 share purchase warrants exercisable at $2.00 until March 2, 2001
- 5,000 share purchase warrants exercisable at $2.00 until June 10, 2001.
- 250,000 share purchase warrants exercisable at $0.41 until April 28, 2002
- 541,200 share purchase warrants exercisable at $0.40 until August 29, 2002

d) Shares held in escrow: 35,744

5. List of directors: William Wishart, Andrew W. Kallquist, Ib Mollar, Henry R. Hollett, Donald Nicholson, Kenneth Thompson, Peter J.G. Wishart, Peter F. Wishart

List of officers: William Wishart - President
Kenneth Thompson – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of business

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company's only remaining property is the Laredo/Puma claims, located in Osoyoos, British Columbia. On that property, the Company has an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia by incurring $250,000 in exploration costs. The option has been granted by a company related by common directors.

Discussion of Operations and Financial Condition

Annual General Meeting

The Company announced that its AGM will take place on February 16, 2001 in Vancouver, British Columbia, Canada.

Share for debt

The shares for debt originally announced on August 2, 2000 for 147,500 shares to be issued at a deemed price of $0.30 per share received regulatory approval on September 8, 2000. The following hold period expiry dates apply.

27,500 shares February 5, 2001
20,000 shares April 3, 2001
100,000 shares June 30, 2001

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd.....)

Private placement

The non-brokered private placement originally announced on August 29, 2000 for 541,200 shares at $0.30 per share received regulatory approval on October 16, 2000. The following hold period expiry dates apply.

79,200 shares	November 3, 2001
462,000 shares	March 3, 2001

Use of Funds

During the first quarter, the Company incurred a net loss of $27,611 (1999 - $29,851). This loss consisted primarily of management and administration fees of $12,000 (1999 - $15,000), professional fees (consisting of accounting, audit and legal fees) of $5,666 (1999 - $5,886), transfer agent fees of $585 (1999 - $Nil), regulatory fees of $1,250 (1999 - $531) and secretarial services of $4,500 (1999 - $1,342).

Related party transactions

Management fees of $12,000 (1999 - $7,500) were paid or accrued to a director's company for management fees and $Nil (1999 - $7,500) was paid or accrued by a director for administration services, corporate communications and promotion. Office rent of $1,500 (1999 - $Nil) and telephone costs of $450 (1999 - $Nil) were paid or accrued to a company controlled by a director.

Investor relations

Management of the Company continues to provide investor relations, however there are no investor relations contracts.

Legal proceedings

The Company and a director have been named as co-defendants in an action commenced by a former consultant claiming damages of $39,000 for breach of an employment contract. Management is of the opinion that the claim is without merit and will defend it vigorously. This legal action was originated in 1997.

On September 19, 2000, the Company, current and former directors and First Star Innovations Inc.(formerly known as Consolidated Grand National Resources Inc.), a company related by common directors, commenced legal action against Stockhouse Media Corporation alleging that their internet users publish "defamatory material" damaging to the reputations of the above parties. The amount of damages and the outcome of the lawsuit cannot be determined at this time.

Subsequent Events

There are no events to report.

Financings, Principal Purposes and Milestones

The Company completed a private placement for 541,200 shares at $0.30 per share for gross proceeds of $162,360. The proceeds will be used as working capital.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2000	1999
Deficit	$ (4,055,676)	$ (3,907,953)
Working capital (deficiency)	58,695	(57,804)

HEAD OFFICE

Suite 210-1118 Homer Street
Vancouver, BC V6B 6L5

REGISTERED OFFICE & SOLICITORS

Martin and Associates
Suite 2100 – 1066 West Hastings Street
Vancouver, BC V6E 3X2

DIRECTORS

William Wishart
Peter F. Wishart
Peter J.G. Wishart
Donald Nicholson
Henry Hollett
Ib Mollar
Kenneth Thompson
Andrew Kallquist

REGISTRAR AND TRANSFER AGENT

Computer Share Investor Services Inc.
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
Chartered Accountants
Suite 1200 - 609 Granville Street
P.O. Box 10372, Pacific Centre
Vancouver, BC V7Y 1G6

SHARES ISSUED

Canadian Venture Exchange
Trading Symbol: CSC

INVESTOR CONTACT

Bill Wishart
Telephone: (604) 609-0555

PREPARED BY:


ASI
ACCOUNTING SERVICES INC.

ACCOUNTING SERVICES INC.
Telephone (604) 685-7450 • Fax (604) 685-7485

G2





British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
CONSOLIDATED TOPPER GOLD CORPORATION (formerly Topper Gold Corporation)	01	02	28	01	04	20

ISSUER ADDRESS				
214 – 1118 HOMER STREET				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555
CONTACT PERSON		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
BILL WISHART		DIRECTOR		604-609-0555
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
c/o fcc@telus.net		N / A		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Bill Wishart"	BILL WISHART	01	04	20
"Donald Nicholson"	DONALD NICHOLSON	01	04	26

CONSOLIDATED TOPPER GOLD CORPORATION
(Formerly known as Topper Gold Corporation)
QUARTERLY REPORT - FORM 51
FEBRUARY 28, 2001

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements for the six month period ended February 28, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the six month period ended February 28, 2001

Deferred Exploration Costs

	Laredo/Puma Claims (Osoyoos, BC)
Balance, beginning of period	$ 234,169
Deferred exploration costs for the period	-
Balance, end of period	234,169

2. Related Party Transactions

i) Amounts owing to related parties are unsecured, have no fixed terms of interest or repayment, and are comprised of $54,298 (2000 - $131,722) owing to a company controlled by a director, and $Nil (2000 - $13,750) owing to shareholders.
ii) Amounts due from a related company for $3,800 (2000 - $60,085) are unsecured and have no fixed terms of interest or repayment.
iii) Management fees of $24,000 (2000 - $15,000) were charged by a director's company for management fees and $Nil (2000 - $15,000) charged by a director for administration services, corporate communications and promotion.
iv) Office rent of $3,000 (2000 - $Nil) and telephone costs of $900 (1999 - $Nil) were charged by a company controlled by a director of the Company.

3. For the quarter ended February 28, 2001:

a) Summary of securities issued during the quarter: None

b) Summary of stock options granted during the quarter: None

4. As at February 28, 2001:

a) Authorized capital: 100,000,000 common shares without par value
b) Issued and outstanding: 1,967,261 common shares without par value
Share capital: $4,263,232

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd.....)

c) Summary of outstanding options, warrants and other (cont'd...):

- 10,000 stock options exercisable at $1.60 until March 12, 2001
- 10,000 share purchase warrants exercisable at $2.00 until March 2, 2001
- 5,000 share purchase warrants exercisable at $2.00 until June 10, 2001.
- 250,000 share purchase warrants exercisable at $0.41 until April 28, 2002
- 541,200 share purchase warrants exercisable at $0.40 until August 29, 2002

d) Shares held in escrow: 35,744

5. List of directors: William Wishart, Kenneth Thompson, Ib Moller, Donald Nicholson

List of officers: William Wishart - President
Kenneth Thompson – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of business

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company's only remaining property is the Laredo/Puma claims, located in Osoyoos, British Columbia. On that property, the Company has an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia by incurring $250,000 in exploration costs. The option has been granted by a company related by common directors.

For the three month period ended November 30, 2000:

Discussion of Operations and Financial Condition

Annual General Meeting

The Company announced that its AGM will take place on February 16, 2001 in Vancouver, British Columbia, Canada.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd.....)

Shares for debt

The shares for debt originally announced on August 2, 2000 for 147,500 shares to be issued at a deemed price of $0.30 per share received regulatory approval on September 8, 2000. The following hold period expiry dates apply.

27,500 shares	February 5, 2001
20,000 shares	April 3, 2001
100,000 shares	June 30, 2001

Private placement

The non-brokered private placement originally announced on August 29, 2000 for 541,200 shares at $0.30 per share received regulatory approval on October 16, 2000. The following hold period expiry dates apply.

79,200 shares	November 3, 2001
462,000 shares	March 3, 2001

Use of Funds

During the first quarter, the Company incurred a net loss of $27,611 (1999 - $29,851). This loss consisted primarily of management and administration fees of $12,000 (1999 - $15,000), professional fees (consisting of accounting, audit and legal fees) of $5,666 (1999 - $5,886), transfer agent fees of $585 (1999 - $Nil), regulatory fees of $1,250 (1999 - $531) and secretarial services of $4,500 (1999 - $1,342).

Related party transactions

Management fees of $12,000 (1999 - $7,500) were paid or accrued to a director's company for management fees and $Nil (1999 - $7,500) was paid or accrued by a director for administration services, corporate communications and promotion. Office rent of $1,500 (1999 - $Nil) and telephone costs of $450 (1999 - $Nil) were paid or accrued to a company controlled by a director.

Investor relations

Management of the Company continues to provide investor relations, however there are no investor relations contracts.

Legal proceedings

The Company and a director have been named as co-defendants in an action commenced by a former consultant claiming damages of $39,000 for breach of an employment contract. Management is of the opinion that the claim is without merit and will defend it vigorously. This legal action was originated in 1997.

On September 19, 2000, the Company, current and former directors and First Star Innovations Inc.(formerly known as Consolidated Grand National Resources Inc.), a company related by common directors, commenced legal action against Stockhouse Media Corporation alleging that their internet users publish "defamatory material" damaging to the reputations of the above parties. The amount of damages and the outcome of the lawsuit cannot be determined at this time.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd.....)

Financings, Principal Purposes and Milestones

The Company completed a private placement for 541,200 shares at $0.30 per share for gross proceeds of $162,360. The proceeds will be used as working capital.

For the six month period ended February 28, 2001:

Discussion of Operations and Financial Condition

Annual General Meeting

The Company's Annual General Meeting was held on February 16, 2001 in Vancouver, British Columbia, Canada. All proposed resolutions were passed.

Directors Elected

The following directors were re-elected at the Company's Annual General Meeting on February 16, 2001:

William Wishart, Donald Nicholson, Ib Moller, and Kenneth Thompson.

The following individuals who were directors up to February 16, 2001 were not re-elected:

Peter F. Wishart, Peter J.G. Wishart, Henry Hollett, and Andrew Kallquist.

Use of Funds

During the six month period, the Company incurred a net loss of $52,158 (2000 - $63,665). This loss consisted primarily of management and administration fees of $24,000 (2000 - $30,000), professional fees (consisting of accounting, audit, legal fees and consulting) of $11,224 (2000 - $11,875), transfer agent fees of $1,929 (2000 - $3,360), regulatory fees of $4,648 (2000 - $1,430), secretarial services of $9,000 (2000 - $4,894), shareholder related costs of $3,728 (2000 - $1,616).

Related party transactions

Management fees of $24,000 (2000 - $15,000) were paid or accrued to a director's company for management fees and $Nil (2000 - $15,000) was paid or accrued by a director for administration services, corporate communications and promotion. Office rent of $3,000 (2000 - $Nil) and telephone costs of $900 (2000 - $Nil) were paid or accrued to a company controlled by a director.

Investor relations

Management of the Company continues to provide investor relations, however there are no investor relations contracts.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd.....)

Subsequent Events

There are no events to report.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	February 28, 2001	August 31, 2000
Deficit	$ (4,080,223)	$ (4,028,065)
Working capital (deficiency)	(16,579)	(124,083)

CONSOLIDATED TOPPER GOLD CORPORATION
(Formerly known as Topper Gold Corporation)
QUARTERLY REPORT - FORM 51
FEBRUARY 28, 2001

HEAD OFFICE

Suite 214-1118 Homer Street
Vancouver, BC V6B 6L5

REGISTERED OFFICE & SOLICITORS

Martin and Associates
Suite 2100 – 1066 West Hastings Street
Vancouver, BC V6E 3X2

DIRECTORS

William Wishart
Donald Nicholson
Ib Moller
Kenneth Thompson

REGISTRAR AND TRANSFER AGENT

Computer Share Investor Services Inc.
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
Chartered Accountants
Suite 1200 - 609 Granville Street
P.O. Box 10372, Pacific Centre
Vancouver, BC V7Y 1G6

SHARES ISSUED

Canadian Venture Exchange
Trading Symbol: CSC

INVESTOR CONTACT

Bill Wishart
Telephone: (604) 609-0555

PREPARED BY:


ASI
ACCOUNTING SERVICES INC.

ACCOUNTING SERVICES INC.
Telephone (604) 685-7450 • Fax (604) 685-7485

G3





British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
CONSOLIDATED TOPPER GOLD CORPORATION (formerly Topper Gold Corporation)	01	05	31	01	07	06

ISSUER ADDRESS				
214 – 1118 HOMER STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
BILL WISHART	DIRECTOR	604-609-0555
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS	
c/o fcc@telus.net	N / A	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Bill Wishart"	BILL WISHART	01	07	18
"Donald Nicholson"	DONALD NICHOLSON	01	07	18

FIN51-901F Rev.2000/12/19

CONSOLIDATED TOPPER GOLD CORPORATION
(Formerly known as Topper Gold Corporation)
QUARTERLY REPORT - FORM 51
MAY 31, 2001

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements for the nine month period ended May 31, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the nine month period ended May 31, 2001

Deferred Exploration Costs

	Laredo/Puma Claims (Osoyoos, BC)
Balance, beginning of period	$ 234,169
Deferred exploration costs for the period	-
Balance, end of period	234,169

2. Related Party Transactions

i) Amounts owing to related parties are unsecured, have no fixed terms of interest or repayment, and are comprised of $54,298 (August 31, 2000 - $92,223, May 31, 2000 - $146,722) owing to a director and his company and $Nil (August 31, 2000 - $5,000, May 31, 2000 - $19,750) owing to shareholders and a director.
ii) Amounts due from a related company for $3,800 (August 31, 2000 - $3,800, May 31, 2000 - $62,165) are unsecured and have no fixed terms of interest or repayment.
iii) Management fees of $36,000 (August 31, 2000 - $30,500, May 31, 2000 - $22,500) were charged by a director's company for management fees and $Nil (August 31, 2000 - $22,500, May 31, 2000 - $22,500) charged by a director for administration services, corporate communications and promotion.
iv) Office rent of $4,500 (August 31, 2000 - $1,000, May 31, 2000 - $Nil) and telephone costs of $1,350 (August 31, 2000 - $300, May 31, 2000 - $Nil) were charged by a company controlled by a director of the Company.

3. For the quarter ended May 31, 2001:

a) Summary of securities issued during the quarter: None

b) Summary of stock options granted during the quarter: None

4. As at May 31, 2001:

a) Authorized capital: 100,000,000 common shares without par value
b) Issued and outstanding: 1,967,261 common shares without par value
Share capital: $4,263,232

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd.....)

c) Summary of outstanding options, warrants and other (cont'd...):

- 5,000 share purchase warrants exercisable at $2.00 until June 10, 2001.
- 250,000 share purchase warrants exercisable at $0.41 until April 28, 2002
- 541,200 share purchase warrants exercisable at $0.40 until August 29, 2002

d) Shares held in escrow: 35,744

5. List of directors: William Wishart, Kenneth Thompson, Ib Moller, Donald Nicholson

List of officers: William Wishart - President
Kenneth Thompson – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of business

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company's only remaining property is the Laredo/Puma claims, located in Osoyoos, British Columbia. On that property, the Company has an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia by incurring $250,000 in exploration costs. The option has been granted by a company related by common directors.

Management of the Company are continuing to look at natural resource opportunities and have investigated several properties.

For the three month period ended November 30, 2000:

Discussion of Operations and Financial Condition

Annual General Meeting

The Company announced that its AGM will take place on February 16, 2001 in Vancouver, British Columbia, Canada.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd.....)

Shares for debt

The shares for debt originally announced on August 2, 2000 for 147,500 shares to be issued at a deemed price of $0.30 per share received regulatory approval on September 8, 2000. The following hold period expiry dates apply.

27,500 shares February 5, 2001
20,000 shares April 3, 2001
100,000 shares June 30, 2001

Private placement

The non-brokered private placement originally announced on August 29, 2000 for 541,200 shares at $0.30 per share received regulatory approval on October 16, 2000. The following hold period expiry dates apply.

79,200 shares November 3, 2001
462,000 shares March 3, 2001

Use of Funds

During the first quarter, the Company incurred a net loss of $27,611 (1999 - $29,851). This loss consisted primarily of management and administration fees of $12,000 (1999 - $15,000), professional fees (consisting of accounting, audit and legal fees) of $5,666 (1999 - $5,886), transfer agent fees of $585 (1999 - $Nil), regulatory fees of $1,250 (1999 - $531) and secretarial services of $4,500 (1999 - $1,342).

Related party transactions

Management fees of $12,000 (1999 - $7,500) were paid or accrued to a director's company for management fees and $Nil (1999 - $7,500) was paid or accrued by a director for administration services, corporate communications and promotion. Office rent of $1,500 (1999 - $Nil) and telephone costs of $450 (1999 - $Nil) were paid or accrued to a company controlled by a director.

Investor relations

Management of the Company continues to provide investor relations, however there are no investor relations contracts.

Legal proceedings

The Company and a director have been named as co-defendants in an action commenced by a former consultant claiming damages of $39,000 for breach of an employment contract. Management is of the opinion that the claim is without merit and will defend it vigorously. This legal action was originated in 1997.

On September 19, 2000, the Company, current and former directors and First Star Innovations Inc.(formerly known as Consolidated Grand National Resources Inc.), a company related by common directors, commenced legal action against Stockhouse Media Corporation alleging that their internet users publish "defamatory material" damaging to the reputations of the above parties. The amount of damages and the outcome of the lawsuit cannot be determined at this time.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd.....)

Financings, Principal Purposes and Milestones

The Company completed a private placement for 541,200 shares at $0.30 per share for gross proceeds of $162,360. The proceeds will be used as working capital.

For the six month period ended February 28, 2001:

Discussion of Operations and Financial Condition

Annual General Meeting

The Company's Annual General Meeting was held on February 16, 2001 in Vancouver, British Columbia, Canada. All proposed resolutions were passed.

Directors Elected

The following directors were re-elected at the Company's Annual General Meeting on February 16, 2001:

William Wishart, Donald Nicholson, Ib Moller, and Kenneth Thompson.

The following individuals who were directors up to February 16, 2001 were not re-elected:

Peter F. Wishart, Peter J.G. Wishart, Henry Hollett, and Andrew Kallquist.

Use of Funds

During the six month period, the Company incurred a net loss of $52,158 (2000 - $63,665). This loss consisted primarily of management and administration fees of $24,000 (2000 - $30,000), professional fees (consisting of accounting, audit, legal fees and consulting) of $11,224 (2000 - $11,875), transfer agent fees of $1,929 (2000 - $3,360), regulatory fees of $4,648 (2000 - $1,430), secretarial services of $9,000 (2000 - $4,894), shareholder related costs of $3,728 (2000 - $1,616).

Related party transactions

Management fees of $24,000 (2000 - $15,000) were paid or accrued to a director's company for management fees and $Nil (2000 - $15,000) was paid or accrued by a director for administration services, corporate communications and promotion. Office rent of $3,000 (2000 - $Nil) and telephone costs of $900 (2000 - $Nil) were paid or accrued to a company controlled by a director.

Investor relations

Management of the Company continues to provide investor relations, however there are no investor relations contracts.

Financings, Principal Purposes and Milestones

There were no financings during the period.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd.....)

For the nine month period ended May 31, 2001:

Discussion of Operations and Financial Condition

Use of Funds

During the nine month period, the Company incurred a net loss of $77,450 (2000 - $92,926). This loss consisted primarily of management and administration fees of $36,000 (2000 - $45,000), professional fees (consisting of accounting, audit, legal fees and consulting) of $13,185 (2000 - $22,433), transfer agent fees of $3,306 (2000 - $4,916), regulatory fees of $4,648 (2000 - $1,450), secretarial services of $9,000 (2000 - $4,894), salaries and benefits of $5,603 (2000 - $1,533), office rent of $4,500 (2000 - $3,850), shareholder related costs of $3,799 (2000 - $2,270) and travel and promotion of $2,011 (2000 - $746).

Related party transactions

Amounts owing to related parties are unsecured, have no fixed terms of interest or repayment, and are comprised of $54,298 (August 31, 2000 - $92,223, May 31, 2000 - $146,722) owing to a director and his company and $Nil (August 31, 2000 - $5,000, May 31, 2000 - $19,750) owing to shareholders and a director. Amounts due from a related company for $3,800 (August 31, 2000 - $3,800, May 31, 2000 - $62,165) are unsecured and have no fixed terms of interest or repayment. Management fees of $36,000 (August 31, 2000 - $30,500, May 31, 2000 - $22,500) were charged by a director's company for management fees and $Nil (August 31, 2000 - $22,500, May 31, 2000 - $22,500) charged by a director for administration services, corporate communications and promotion. Office rent of $4,500 (August 31, 2000 - $1,000, May 31, 2000 - $Nil) and telephone costs of $1,350 (August 31, 2000 - $300, May 31, 2000 - $Nil) were charged by a company controlled by a director of the Company.

Investor relations

Management of the Company continues to provide investor relations, however there are no investor relations contracts.

Subsequent Events

Subsequent to the quarter, in July 2001 the Company received $3,800 that was due from a related company.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	May 31, 2001	August 31, 2000
Deficit	$ (4,105,515)	$ (4,028,065)
Working capital (deficiency)	(41,668)	(124,083)

HEAD OFFICE

Suite 214-1118 Homer Street
Vancouver, BC V6B 6L5

REGISTERED OFFICE & SOLICITORS

Martin and Associates
Suite 2100 – 1066 West Hastings Street
Vancouver, BC V6E 3X2

DIRECTORS

William Wishart
Donald Nicholson
Ib Moller
Kenneth Thompson

REGISTRAR AND TRANSFER AGENT

Computer Share Investor Services Inc.
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
Chartered Accountants
Suite 1200 - 609 Granville Street
P.O. Box 10372, Pacific Centre
Vancouver, BC V7Y 1G6

SHARES ISSUED

Canadian Venture Exchange
Trading Symbol: CSC

INVESTOR CONTACT

Bill Wishart
Telephone: (604) 609-0555

PREPARED BY:


ASI
ACCOUNTING SERVICES INC.

ACCOUNTING SERVICES INC.
Telephone (604) 685-7450 • Fax (604) 685-7485

G4





British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
CONSOLIDATED TOPPER GOLD CORPORATION	01	08	31	01	09	26

ISSUER ADDRESS				
214 – 1118 HOMER STREET				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555
CONTACT PERSON		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
BILL WISHART		DIRECTOR		604-609-0555
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
c/o fcc@telus.net		N / A		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Bill Wishart"	BILL WISHART	01	10	
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y**	**M**	**D**
"Don Nicholson"	DON NICHOLSON	01	10	

FIN51-901F Rev.2000/12/19

SCHEDULE B: SUPPLEMENTARY INFORMATION

See Schedule A and:

5. List of directors: William Wishart, Donald Nicholson, Kenneth Thompson, Jimmy McCarroll, Murray McKinnon

List of officers: William Wishart - President
Kenneth Thompson – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of business

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company's only remaining property is the Laredo/Puma claims, located in Osoyoos, British Columbia. On that property, the Company has an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia. During the current year, the Company abandoned its interest in the claims and, accordingly, all related costs were written-off to operations.

Management of the Company are continuing to look at other business opportunities in the resource industry and have investigated properties in Nevada and Mexico. However, no properties investigated to date are considered appropriate for the Company.

Discussion of Operations and Financial Condition

Annual General Meeting

The Company will hold its current Annual General Meeting on November 29, 2001 in Vancouver, British Columbia.

The Company's Annual General Meeting for the previous fiscal year was held on February 16, 2001 in Vancouver, British Columbia, Canada. All resolutions proposed were passed.

Directors Elected and Appointed

The following directors were re-elected at the Company's Annual General Meeting on February 16, 2001:

William Wishart, Donald Nicholson, Ib Moller, and Kenneth Thompson.

The following individuals who were directors up to February 16, 2001 were not re-elected:

Peter F. Wishart, Peter J.G. Wishart, Henry Hollett, and Andrew Kallquist.

The following individuals became directors effective August 10, 2001:

Jimmy McCarroll and Murray McKinnon.

Shares for debt

The shares for debt originally announced on August 2, 2000 for 147,500 shares to be issued at a deemed price of $0.30 per share received regulatory approval on September 8, 2000. The following hold period expiry dates apply.

27,500 shares	February 5, 2001
20,000 shares	April 3, 2001
100,000 shares	June 30, 2001

Private placement

The non-brokered private placement originally announced on August 29, 2000 for 541,200 shares at $0.30 per share received regulatory approval on October 16, 2000. The following hold period expiry dates apply.

79,200 shares	November 3, 2001
462,000 shares	March 3, 2001

Use of Funds

During the year, the Company incurred a net loss of $347,434 (2000 - $149,963). This loss consisted primarily of management and administration fees of $48,000 (2000 - $53,000), professional fees (consisting of accounting, audit and legal fees) of $23,101 (2000 - $35,119), regulatory and transfer agent fees of $8,803 (2000 - $8,920), secretarial services of $9,000 (2000 - $Nil), salaries and benefits of $11,207 (2000 - $10,345), office rent of $6,000 (2000 - $8,115), shareholder related costs of $3,799 (2000 - $1,875) and travel and promotion of $5,423 (2000 - $840).

There was a write-off of mineral property costs of $234,169 (2000 - $Nil), a gain (loss) on settlement of debt of $9,957 (2000 – ($52,927)), loss on sale of marketable securities of $Nil (2000 - $1,350) and a write-off of accounts payable of $Nil (2000 - $35,544).

Related party transactions

Amounts owing to related parties are unsecured, have no fixed terms of interest or repayment, and are comprised of $17,120 (2000 - $Nil) owing to a company controlled by a director, $Nil (2000 - $54,298) owing to a company controlled by a former director and $Nil (2000 - $42,925) owing to shareholders and a former director. Management fees of $48,000 (2000 - $30,500) were charged by a director's company for management fees and $Nil (2000 - $22,500) charged by a director for administration services, corporate communications and promotion. Office rent of $6,000 (2000 - $1,000) and telephone costs of $1,800 (2000 - $300) were charged by a company controlled by a director of the Company. Issued Nil (2000 – 50,000) common shares at $Nil (2000 - $0.30) per share to a director for settlement of debt. Issued Nil (2000 – 50,000) shares at $Nil (2000 - $0.30) per share to a company controlled by a director for settlement of debt.

In July 2001, the Company received $3,800 that was due from a related company.

Investor relations

Management of the Company continues to provide investor relations, however there are no investor relations contracts.

Legal proceedings

The Company and a director have been named as co-defendants in an action commenced by a former consultant claiming damages of $39,000 for breach of an employment contract. Management is of the opinion that the claim is without merit and will defend it vigorously. This legal action was originated in 1997.

On September 19, 2000, the Company, current and former directors and First Star Innovations Inc.(formerly known as Consolidated Grand National Resources Inc.), a company related by common directors, commenced legal action against Stockhouse Media Corporation alleging that their internet users publish "defamatory material" damaging to the reputations of the above parties. The amount of damages and the outcome of the lawsuit cannot be determined at this time.

Subsequent Events

The Company announced on September 25, 2001 that it entered into a private placement for the sale of 1,250,000 units at $0.20 per unit for a total proceeds of $250,000. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire a further common share at $0.30 per share by September 25, 2003, subject to regulatory approval.

Financings, Principal Purposes and Milestones

In November 2000, the Company completed a private placement for 541,200 shares at $0.30 per share for gross proceeds of $162,360. The proceeds were used as working capital.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	August 31, 2001	August 31, 2000
Deficit	$ (4,375,499	$ (4,028,065)
Working capital (deficiency)	(77,279)	(124,083)



BCSC ritish Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: ___ **Schedule A**

X **Schedule B and C**

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
CONSOLIDATED TOPPER GOLD CORPORATION	**November 30, 2001**	**02/01/16**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
#214 – 1118 Homer Street Vancouver, BC V6B 6L5	**604-609-0565**	**604-609-0555**
Contact Person **WILLIAM E.A. WISHART**	*Contact's Position* **Director**	*Contact's Telephone No.* **604-609-0555**
Contact Email Address	*Web Site Address*	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein have been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	*Print Full Name*	*Date Signed* YY/MM/DD
"William E.A. Wishart"	**William E.A. Wishart Director**	**02/01/16**
Director's Signature	*Print Full Name*	*Date Signed* YY/MM/DD
"Jimmy M. McCarroll"	**Jimmy M. McCarroll Director**	**02/01/16**

Schedule B

CONSOLIDATED TOPPER GOLD CORPORATION
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED NOVEMBER 30, 2001

1. There were no deferred costs, or exploration and development expenses or material deferred costs other than set out in Schedule A herein. Administrative costs are detailed in the "Statement of Operations and Deficit".

2. **Related Party Transactions**

   The Company entered into the following transactions with related parties:

   a) Paid or accrued management fees of $5,000 (2000 - $Nil) to a director and $9,000 (2000 - $12,000) to companies controlled by directors.

   b) Paid or accrued telephone costs of $600 (2000 - $450) to a company controlled by a director.

   c) Paid or accrued rent of $2,000 (2000 – 1,500) to a company controlled by a director.

   c) Issued 73,529 (2000 - Nil) common shares at $0.17 (2000 - $Nil per share to a company controlled by a director for settlement of debt.

3 (a) **Summary of securities issued during the quarter:**

Units	Type	Price/Unit		Amount
1,232,5000	Private Placement	$0.20	$	246,500
73,529	Debt Settlement	$0.17	$	12,500

(b) Summary of options granted during the quarter: Nil

4. **Summary of securities as at the end of the quarter:**

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Issued and outstanding shares:

	# Shares	Amount
Balance, November 30, 2000	1,967,261	$ 4,263,233
Private placement	1,232,500	246,500
Settlement of debts	73,529	12,500
Balance, November 30, 2001	3,273,290	$ 4,522,233

   c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	250,000	$0.41	July 14, 2002
Warrants	541,200	$0.40	October 16, 2002
Warrants	1,232,500	$0.30	September 25, 2003
Options	Nil	Nil	Nil

CONSOLIDATED TOPPER GOLD CORPORATION
SUPPLEMENTARY INFORMATION, continued
FOR THE QUARTER ENDED NOVEMBER 30, 2001

4. **Summary of securities as at the end of the quarter:**

   d) Escrow: 35,744 shares

   e) List of directors:

      Jimmy M. McCarroll
      William E.A.Wishart
      Don Nicholson
      Ken Thompson
      Murray McKinnon

   List of officers:

Jimmy M. McCarroll	*President*
William E.A.Wishart	*Corporate Secretary*
Murray McKinnon	*Chairman of the Board*

Schedule C

CONSOLIDATED TOPPER GOLD CORPORATION
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED NOVEMBER 30, 2001

Description of Business

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

Management of the Company are continuing to look at other business opportunities in the resource industry and have investigated properties in Nevada and Mexico. However, no properties investigated to date are considered appropriate for the Company. The Company is also using the contacts of its new board members to seek exploration opportunities in the oil and gas resource sector.

Discussion of Operations and Financial Condition

Name Change

During the period, the Company held its Annual General Meeting on November 29, 2001 and the shareholders approved a name change of the Company's name from Consolidated Topper Gold Corporation to Topper Resources Inc. There was no consolidation of capital.

Directors Elected and Appointed

The following directors were re-elected at the Company's Annual Meeting on November 29, 2001:

Jimmy M. McCarroll, Murray McKinnon, Don Nicholson, William E.A. Wishart and Ken Thomson. Mr. McCarroll and Mr. McKinnon brings to the Corporation significant experience in gas and oil sectors in United State, Canada and the international sphere.

On August 16, 2001, Ib Moller has resigned as a Director of the Company.

Shares for debt

The Company settled in full $52,391of debt owing to a company controlled by a former director in payment of $15,000.

The Company issued 73,529 shares at $0.17 per share to a company controlled by a director for settlement of debt of $12,500. April 12, 2002 hold expiry period applies.

Private placement

The non-brokered private placement originally announced on September 25, 2001 for 1,232,500 shares at $0.20 per share received regulatory approval on November 14, 2001. The following hold period expiry dates apply.

450,000 shares March 6, 2002
782,500 shares November 6, 2002

Use of Funds

During the period year, the Company incurred a net loss of $1,363 (2000 - $27,611). This loss consisted primarily of management and administration fees of $14,000 (2000 - $12,000), professional fees (consisting of accounting, audit

CONSOLIDATED TOPPER GOLD CORPORATION
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED NOVEMBER 30, 2001

Use of Funds; continued

and legal fees) of $5,181 (2000 - $5,666), regulatory and transfer agent fees of $5,768 (2000 - $1,835), office and miscellaneous of $2,149 (2000 - $933), salaries and benefits of $5,604 (2000 - $Nil), office rent of $2,000 (2000 - $1,440), shareholder related costs of $2,963 (2000 - $402) and telephone of $1,061 (2000 - $512).

There was a gain on settlement of debt of $37,566 ($Nil). The amount of $175 bank interest was reported as interest income.

Related party transactions

Amounts owing to related parties are unsecured, have no fixed terms of interest or repayment, and are comprised as followed:

a) Paid or accrued management fees of $5,000 (2000 - $Nil) to a director and $9,000 (2000 - $12,000) to companies controlled by directors.

b) Paid or accrued telephone costs of $600 (2000 - $450) to a company controlled by a director.

c) Paid or accrued rent of $2,000 (2000 – 1,500) to a company controlled by a director.

c) Issued 73,529 (2000 - Nil) common shares at $0.17 (2000 - $Nil per share to a company controlled by a director for settlement of debt.

Investor relations

Management of the Company continues to provide investor relations, however there are no investor relations contracts.

Subsequent Event

The are no subsequent events to report.

Financings, Principal Purposes and Milestones

During the period, the Company completed a private placement for 1,232,500 shares at $0.20 per share for gross proceeds of $246,500. The proceeds were used as working capital, including the acquisition of new exploration projects in the USA.

Liquidity and Solvency

These financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		2001		2000
Deficit	$	(4,375,499)	$	(4,055,676)
Working capital		180,561		58,695

G6




03 22 7:21

BCSC ritish Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: ___ Schedule A

X Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
TOPPER RESOURCES INC. (formerly Consolidated Topper Gold Corporation)	**February 28, 2002**	**02/04/25**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
#214 – 1118 Homer Street Vancouver, BC V6B 6L5	**604-609-0565**	**604-609-0555**
Contact Person **WILLIAM E.A. WISHART**	*Contact's Position* **Director**	*Contact's Telephone No.* **604-609-0555**
Contact Email Address	*Web Site Address*	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	*Print Full Name*	*Date Signed* YY/MM/DD
"William E.A. Wishart"	**William E.A. Wishart Director**	**02/04/25**
Director's Signature	*Print Full Name*	*Date Signed* YY/MM/DD
"Jimmy M. McCarroll"	**Jimmy M. McCarroll Director**	**02/04/25**

Schedule B

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED FEBRUARY 28, 2002

1. There were no deferred costs, or exploration and development expenses or material deferred costs other than set out in Schedule A herein. Administration costs amounted to $89,648 and are detailed in the "Statements of Operations and Deficit".

Professional Fee

Legal	$ 7,391
Consulting Fee	7,123
Professional Fees	3,029
	$ 17,543

2. **Related Party Transactions**

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $12,500 (2000 - $Nil) to a director and $16,500 (2000 - $24,000) to company controlled by director.

b) Paid or accrued telephone costs of $613 (2000-Nil) to a director and $900 (2000 - $900) to a company controlled by a director.

c) Paid or accrued rent of $2,387 (2000-Nil) to a director and $3,000 (2000 – 3,000) to a company controlled by a director.

c) Issued 73,529 (2000 - Nil) common shares at $0.17 (2000 - $Nil) per share to a company controlled by a director for settlement of debt.

3 (a) Summary of securities issued during the quarter:

Units	Type	Price/Unit		Amount
1,232,5000	Private Placement	$0.20	$	246,500
73,529	Debt Settlement	$0.17	$	12,500

(b) Summary of options granted during the quarter:

Date of Grant	Number	Name	Exercise Price	Expiry Date
January 20, 2002	320,000	Directors/Employee	$0.17	January 30, 2007

Schedule B

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
SUPPLEMENTARY INFORMATION ***,continued***
FOR THE QUARTER ENDED FEBRUARY 28, 2002

4. Summary of securities as at the end of the quarter:

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# shares	Amount
Balance, February 29, 2001	1,967,261	$ 4,263,233
Private placement	1,232,500	246,500
Settlement of debts	73,529	12,500
Balance, February 28, 2002	3,273,290	$ 4,522,233

c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	250,000	$0.41	April 28, 2002
Warrants	541,200	$0.40	August 29, 2002
Warrants	1,232,500	$0.30	September 25, 2003
Options	320,000	$0.17	January 30,2007

d) Number of shares in escrow: 35,744 common shares

e) List of Directors:

Jimmy M. McCarroll
Willian E.A. Wishart
Don Nicholson
Ken Thompson
Murray McKinnon

List of Officers:

Jimmy M. McCarroll	*President*
Willian E.A. Wishart	*Corporate Secretary*
Murray McKinnon	*Chairman of the Board*

Schedule C

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED FEBRUARY 28, 2002

Description of Business

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

Management of the Company are continuing to look at other business opportunities in the resource industry and have investigated properties in Nevada and Mexico. However, no properties investigated to date are considered appropriate for the Company. The Company is also using the contacts of its new board members to seek exploration opportunities in the oil and gas resource sector.

Discussion of Operations and Financial Condition

Name Change

On November 29, 2001, the Company changed it's name from Consolidated Topper Gold Corporation to Topper Resources Inc. There was no consolidation of capital. The new trading symbol of the Company on the Canadian Venture Exchange is "TOP".

Directors Elected and Appointed

The following directors were re-elected at the Company's Annual Meeting on November 29, 2001:

Jimmy M. McCarroll, Murray McKinnon, Don Nicholson, William E.A. Wishart and Ken Thomson. Mr. McCarroll and Mr. McKinnon brings to the Corporation significant experience in gas and oil sectors in United State, Canada and the international sphere.

Shares for debt

The Company settled in full $52,391 of debt owing to a company controlled by a former director in payment of $15,000.

The Company issued 73,529 shares at $0.17 per share to a company controlled by a director for settlement of debt of $12,500. April 12, 2002 hold expiry period applies.

Private placement

The non-brokered private placement originally announced on September 25, 2001 for 1,232,500 shares at $0.20 per share received regulatory approval on November 14, 2001. The following hold period expiry dated apply.

450,000 shares March 6, 2002
782,500 shares November 6, 2002

Schedule C

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED FEBRUARY 28, 2002

Use of Funds

The Company reported a net loss of $51,898 or $0.02 per share for the period ended February 28, 2002 compared to loss of $52,158 or $0.02 per share for the same period of 2001.

Expenses for the period ended February 28, 2002 increased by 43% from $62,425 to $89,648. The increase is largely attributed to the increase in management and office expenses for offices in Vancouver and Houston, Texas USA. During the period, management of the Company evaluated and performed due diligence on a project in the USA. The management traveled to evaluate potential acquisitions and explorations of oil and gas properties during this period.

This loss consisted primarily of management and administration fees of $29,000 (2000 - $24,000), a $5,000 increase due to the additional management staff from the USA. Office and miscellaneous for $7,575 (2000-$2,098), increased by $5,477 due to the two expenses incurred by two offices in Vancouver and Houston, Texas, USA. Professional fees of $17,543 (2000-$11,224), increased by $6,319 due to the process of acquiring and exploring new acquisitions of gas and oil properties in the USA, professional fees consisted of legal fees of $7,391, consulting fees of $7,123 and professional fees of $3,029. During the period, the Company also incurred regulatory and transfer agent fees of $12,807 (2000 - $6,577), salaries and benefits of $9,806 (2000 - $Nil), office rent of $5,387 (2000 - $3,000), shareholder related costs of $3,447 (2000 - $3,728) and telephone of $1,513 (2000 - $1,162) and travel and promotion for $2,163 (2000-$1,365).

There was a gain on settlement of debt of $37,566 ($Nil). The amount of $359 bank interest was reported as interest income.

Related party transactions

Amounts owing to related parties are unsecured, have no fixed terms of interest or repayment, and are comprised as followed:

a) Paid or accrued management fees of $12,500 (2000 - $Nil) to a director and $16,500 (2000 - $24,000) to company controlled by director.

b) Paid or accrued telephone costs of $613 (2000-Nil) to a director and $900 (2000 - $900) to a company controlled by a director.

c) Paid or accrued rent of $2,387 (2000-Nil) to a director and $3,000 (2000 – 3,000) to a company controlled by a director.

c) Issued 73,529 (2000 - Nil) common shares at $0.17 (2000 - $Nil) per share to a company controlled by a director for settlement of debt.

Investor relations

On February 13, 2002, the Company announced that it had entered into an agreement with Lester Paine, of Austin, Texas, to act as the Company's investor relations representative. The duties Mr. Paine will perform for the Company include:

1. assisting with the preparation and dissemination of news releases, news articles, financial information and other corporate information;
2. arranging meetings with brokers, money managers and institutional investors;
3. communicating the Company's business plan to qualified audiences;
4. assisting with shareholder communications and regulatory matters; and

5. responding to shareholder and investor enquiries concerning the Company.

Mr. Paine will be paid a salary of (CAD)$1,000 per month, be reimbursed for his reasonable expenses, and has been granted options to purchase 65,000 shares at a price of $0.17 per share. The options are exercisable for five years from the date of grant subject to earlier termination in the event of the termination of Mr. Paine's employment with the Company. The Employment Agreement with Mr. Paine is subject to the approval of the Canadian Venture Exchange.

Subsequent Event

The are no subsequent events to report.

Financings, Principal Purposes and Milestones

During the period, the Company completed a private placement for 1,232,500 shares at $0.20 per share for gross proceeds of $246,500. The proceeds were used as working capital, including the acquisition of new exploration projects in the USA.

Liquidity and Solvency

These financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		February 28, 2002		August 31, 2001
Deficit	$	(4,427,397)	$	(4,375,499)
Working capital (deficiency)		130,230		(77,279)

G7




British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: ___ **Schedule A**

X **Schedule B and C**

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
TOPPER RESOURCES INC. (formerly Consolidated Topper Gold Corporation)	MAY 31, 2002	02	07	22

ISSUER ADDRESS

#214-1118 HOMER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
WILLIAM E.A. WISHART	DIRECTOR	604-609-0555

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
fcc@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"WILLIAM E. A. WISHART"	WILLIAM E.A. WISHART	02	07	22
"JIMMY M. MCCARROLL"	JIMMY M. MCCARROLL	02	07	22

Schedule B

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED MAY 31, 2002

1. There were no deferred costs, or exploration and development expenses or material deferred costs other than set out in Schedule A herein. Administration costs amounted to $176,262 and are detailed in the "Statements of Operations and Deficit".

Professional Fee

Legal	$	14,662
Accounting and audit		2,446
Consulting Fee		36,246
Professional Fees		3,360
	$	**56,714**

2. **Related Party Transactions**

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $20,000 (2001 - $Nil) to a director and $24,000 (2001 - $36,000) to company controlled by director.

b) Paid or accrued telephone costs of $2,423 (2000-Nil) to a director and $1,350 (2001 - $1,350) to a company controlled by a director.

c) Paid or accrued rent of $6,284 (2000-Nil) to a director and $4,500 (2001 – $4,500) to a company controlled by a director.

c) Issued 73,529 (2001 - Nil) common shares at $0.17 per share to a company controlled by a director for settlement of debt.

3 (a) Summary of securities issued during the quarter:

Units	Type	Price/Unit		Amount
1,232,5000	Private Placement	$0.20	$	246,500
73,529	Debt Settlement	$0.17	$	12,500
175,000	Warrants	$0.41	$	71,750

(b) Summary of options granted during the quarter:

Date of Grant	Number	Name	Exercise Price	Expiry Date
January 20, 2002	320,000	Directors/Employee	$0.17	January 30, 2007

Schedule B

TOPPER RESOURCES INC.

(formerly Consolidated Topper Gold Corporation)

SUPPLEMENTARY INFORMATION *,continued*

FOR THE QUARTER ENDED MAY 31, 2002

4. **Summary of securities as at the end of the quarter:**

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# shares	Amount
Balance, May 31, 2001	1,967,261	$ 4,263,233
Private placement	1,232,500	246,500
Settlement of debts	73,529	12,500
Exercised of warrants	175,000	71,750
Balance, May 31, 2002	3,448,290	$ 4,593,983

The Company previously cancelled 372,783 shares, which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	541,200	$0.40	August 29, 2002
Warrants	1,232,500	$0.30	September 25, 2003
Options	320,000	$0.17	January 30,2007

d) Number of shares in escrow: 35,744 common shares

e) List of Directors:

Jimmy M. McCarroll
William E.A. Wishart
Ken Thompson
Murray McKinnon

List of Officers:

Jimmy M. McCarroll	*President*
William E.A. Wishart	*Corporate Secretary*
Murray McKinnon	*Chairman of the Board*

Schedule C

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED MAY 31, 2002

Description of Business

The Company is in the process of exploring and developing is mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

Subsequent to May 31, 2002, the Company announced a two well exploration program to attempt an extension of the Hillister Field in Tyler County, Texas. The Hillister Field was discovered by Exxon and has produced in excess of 6 million barrels of oil and 5 billion cubic feet of natural gas from 29 wells. Production has been obtained from the Yeugua and Wilcox sands, which are prolific producers on the upper Texas Gulf Coast. The Hillister Field Prospect is comprised of 888 acres and is located approximately 134 km north east of Houston. The Company acquired a 25% interest in the Hillister Prospect from Pringle Resources Inc. for (US)$54,000. TSX approved the acquisition on July 8, 2002. The Company recently filed an Annual Information Form with the British Columbia Securities Commission. In addition the Company has filed a National Policy 2B Engineering Report on the Hillister Prospect prepared by Sproule Associates, Inc.

Discussion of Operations and Financial Condition

Name Change

On November 29, 2001, the Company changed its name from Consolidated Topper Gold Corporation to Topper Resources Inc. There was no consolidation of capital. The new trading symbol of the Company on the Canadian Venture Exchange is "TOP".

Directors Elected and Appointed

The following directors were re-elected at the Company's Annual Meeting on November 29, 2001:

Jimmy M. McCarroll, Murray McKinnon, Don Nicholson, William E.A. Wishart and Ken Thomson. Mr. McCarroll and Mr. McKinnon bring to the Corporation significant experience in gas and oil sectors in United States, Canada and the international sphere.

On May 15, 2002 Don Nicholson resigned as a director of the Company. Subsequent to the quarter, on June 20, 2002, Richard Bonnycastle was appointed as director of the Company.

Shares for debt

The Company settled in full $52,391 of debt owing to a company controlled by a former director in payment of $15,000.

The Company issued 73,529 shares at $0.17 per share to a company controlled by a director for settlement of debt of $12,500. April 12, 2002 hold expiry period applies.

Schedule C

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED MAY 31, 2002

Private placement

The non-brokered private placement originally announced on September 25, 2001 for 1,232,500 shares at $0.20 per share received regulatory approval on November 14, 2001. The hold periods apply.as follow:

450,000 shares March 6, 2002
782,500 shares November 6, 2002

Use of Funds

The Company reported a net loss of $138,169 or $0.05 per share for the period ended May 31, 2002 compared to loss of $77,450 or $0.04 per share for the same period of 2001.

Expenses for the period ended May 31, 2002 were $176,262 (2001-$87,966). The increase is largely attributed to the increase in management and office expenses for the office in Houston, Texas USA. During the nine months period, management of the Company evaluated and performed due diligence on several project in the USA.

This loss consisted primarily of management and administration fees of $44,000 (2001 - $36,000), a $8,000 increase due to the additional management staff from the USA. Office and miscellaneous for $11,994 (2001-$3,549), increased by $8,445 due to the two expenses incurred by two offices in Vancouver and Houston, Texas, USA. Professional fees of $56,714 (2001-$13,185), increased by $43,529 due to the process of performing due diligence in USA on several projects including the new acquisition in Hillister Field in Tyler County, Texas USA. Professional fees consisted of legal fees of $14,662, accounting and audit of $2,446, consulting fee of $36,246 and professional fees of $3,360. During the period, the Company also incurred regulatory and transfer agent fees of $15,305 (2001 - $7,954), salaries and benefits of $16,693 (2001 - $Nil), office rent of $10,784 (2001 - $4,500), shareholder related costs of $8,630 (2001 - $3,799) and telephone of $3,772 (2001 - $1,890) and travel and promotion for $7,760 (2001-$2,011).

During the nine months period there was a gain on settlement of debt of $37,566 ($Nil). The amount of $702 bank interest was reported as interest income.

Related party transactions

Amounts owing to related parties are unsecured, have no fixed terms of interest or repayment, and are comprised as followed:

a) Paid or accrued management fees of $20,000 (2001 - $Nil) to a director and $24,000 (2001 - $36,000) to company controlled by director.

b) Paid or accrued telephone costs of $2,423 (2000-Nil) to a director and $1,350 (2001 - $1,350) to a company controlled by a director.

c) Paid or accrued rent of $6,284 (2000-Nil) to a director and $4,500 (2001 – $4,500) to a company controlled by a director.

d) Issued 73,529 (2001 - Nil) common shares at $0.17 per share to a company controlled by a director for settlement of debt.

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED MAY 31, 2002

Investor relations

On February 13, 2002, the Company announced that it had entered into an agreement with Lester Paine, of Austin, Texas, to act as the Company's investor relations representative. The duties Mr. Paine will perform for the Company include:

1. assisting with the preparation and dissemination of news releases, news articles, financial information and other corporate information;
2. arranging meetings with brokers, money managers and institutional investors;
3. communicating the Company's business plan to qualified audiences;
4. assisting with shareholder communications and regulatory matters; and
5. responding to shareholder and investor enquiries concerning the Company.

Mr. Paine will be paid a salary of (CAD)$1,000 per month, be reimbursed for his reasonable expenses, and has been granted options to purchase 65,000 shares at a price of $0.17 per share. The options are exercisable for five years from the date of grant, and will be subject to earlier termination in the event of the termination of Mr. Paine's employment with the Company. The Employment Agreement with Mr. Paine is subject to the approval of the Canadian Venture Exchange.

Financings, Principal Purposes and Milestones

During the nine months ended May 31, 2002, the Company has received $246,500 from the private placement for 1,232,500 shares at $0.20.

During the period the Company issued 175,000 common shares upon the exercise of 175,000 warrants at $0.41 per share for proceeds of $71,750.

The proceeds were used as working capital, including the acquisition of new exploration projects in the Hillister Field in Tyler County, Texas USA.

Liquidity and Solvency

These financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		May 31, 2002		August 31, 2001
Deficit	$	(4,513,668)	$	(4,375,499)
Working capital (deficiency)		115,912		(77,279)



BCSC **British Columbia Securities Commission**

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: ____ **Schedule A**

X **Schedule B and C**

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
TOPPER RESOURCES INC. (formerly Consolidated Topper Gold Corporation)	AUGUST 31, 2002	02	11	21

ISSUER ADDRESS

#214-1118 HOMER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
WILLIAM E.A. WISHART	DIRECTOR	604-609-0555

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
fcc@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"WILLIAM E. A. WISHART"	WILLIAM E.A. WISHART	02	11	21
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JIMMY M. MCCARROLL"	JIMMY M. MCCARROLL	02	11	21

Schedule B

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED AUGUST 31, 2002

1. **Analysis of expenses and deferred costs**

Refer to Statement of Loss and Deficit and Notes to Financial Statements.

2. **Related Party Transactions**

Refer to Notes to Financial Statements

3. (a) Summary of securities issued during the quarter:

Units	Type	Price/Unit		Amount
1,232,5000	Private Placement	$0.20	$	246,500
73,529	Debt Settlement	$0.17	$	12,500
175,000	Warrants	$0.41	$	71,750
450,000	Warrants	$0.40	$	180,000
45,000	Options	$0.17	$	7,650

(b) Summary of options granted during the quarter:

Date of Grant	Number	Name	Exercise Price	Expiry Date
January 20, 2002	320,000	Directors/Employee	$0.17	January 30, 2007

4. **Summary of securities as at the end of the quarter:**

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# shares	Amount
Balance, August 31, 2001	1,967,261	$ 4,263,233
Private placement	1,232,500	246,500
Settlement of debts	73,529	12,500
Exercised of warrants	625,000	251,750
Exercised of options	45,000	7,650
Balance, August 31, 2002	3,943,290	$ 4,781,633

The Company previously cancelled 372,783 shares, which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
SUPPLEMENTARY INFORMATION ***,continued***
FOR THE QUARTER ENDED AUGUST 31, 2002

4. Summary of securities as at the end of the quarter: continued,

c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003
Options	275,000	$0.17	January 30,2007

d) Number of shares in escrow: 35,744 common shares

e) List of Directors:

Jimmy M. McCarroll
William E.A. Wishart
Murray McKinnon
Richard Bonnycastle
Doug Baker

List of Officers:

Jimmy M. McCarroll	*President*
William E.A. Wishart	*Corporate Secretary*
Murray McKinnon	*Chairman of the Board*

Schedule C

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED AUGUST 31, 2002

Description of Business

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

Discussion of Operations and Financial Condition

Name Change

On November 29, 2001, the Company changed its name from Consolidated Topper Gold Corporation to Topper Resources Inc. There was no consolidation of capital. The new trading symbol of the Company on the Canadian Venture Exchange is "TOP".

Subsidiary

The Company has one subsidiary, Topper Resources, U.S.A., Inc., which is wholly owned, and was incorporated on June 5, 2002 in the State of Texas, USA. Topper, U.S.A. has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

Hillister Prospect, Tyler County, Texas USA

The Company acquired a 25% interest in the Hillister Prospect from Pringle Resources Inc. for USD $54,000. The Hillister Field was discovered by Exxon and has produced in excess of 6 million barrels of oil and 5 billion cubic feet of natural gas from 29 wells. Production has been obtained from the Yeugua and Wilcox sands, which are prolific producers on the upper Texas Gulf Coast. The Hillister Field Prospect is comprised of 888 acres and is located approximately 134 km north east of Houston.

The Company announced a two well exploration program to attempt an extension of the Hillister Field in Tyler County, Texas. The Hillister Field was discovered by Exxon and has produced in excess of 6 million barrels of oil and 5 billion cubic feet of natural gas from 29 wells. Production has been obtained from the Yeugua and Wilcox sands, which are prolific producers on the upper Texas Gulf Coast.

Directors Elected and Appointed

The following directors were re-elected at the Company's Annual Meeting on November 29, 2001:

Jimmy M. McCarroll, Murray McKinnon, Don Nicholson, William E.A. Wishart and Ken Thomson. Mr. McCarroll and Mr. McKinnon brings to the Corporation significant experience in the gas and oil sectors in the United States, Canada and the international sphere.

On May 15, 2002 Don Nicholson resigned as a director of the Company.
On June 20, 2002, Richard Bonnycastle was appointed as a director of the Company.

Subsequent to the quarter, on September 9, 2002, Ken Thompson resigned as director and Doug Baker was appointed as a director of the Company.



03 [illegible] 7:21

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART:

___	**Schedule A**
X	**Schedule B and C**

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
TOPPER RESOURCES INC.	NOVEMBER 30, 2002	03	01	27

ISSUER ADDRESS

#214-1118 HOMER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
WILLIAM E.A. WISHART	DIRECTOR	604-609-0555

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
fcc@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"WILLIAM E. A. WISHART"	WILLIAM E.A. WISHART	03	01	27
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y**	**M**	**D**
"JIMMY M. MCCARROLL"	JIMMY M. MCCARROLL	03	01	27

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED NOVEMBER 30, 2002

1. **Analysis of expenses and deferred costs**

Refer to Statement of Loss and Deficit and Notes to Financial Statements.

Professional Fees		
Accounting	$	4,411
Legal		9,172
	$	13,583
Shareholder Information and Investor Relations		
Entertainment	$	3,398
Parking		432
Shareholder Costs		1,277
Investor Relations		8,500
	$	13,607

2. **Related Party Transactions**

Refer to Notes to Financial Statements

3 (a) Summary of securities issued during the quarter:

Units	Type	Price/Unit		Amount
191,667	Debt Settlement	$0.27	$	51,750

(b) Summary of options granted during the quarter: Nil

4. **Summary of securities as at the end of the quarter:**

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# Shares	Amount
Balance, August 31, 2002	3,943,290	$ 4,781,633
Settlement of debts	191,667	51,750
Balance, November 30, 2002	4,134,957	$ 4,833,383

The Company previously cancelled 372,783 shares, which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION, continued
FOR THE QUARTER ENDED NOVEMBER 30, 2002

4. **Summary of securities as at the end of the quarter: continued**

c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003
Options	275,000	$0.17	January 30,2007

d) Number of shares in escrow: 35,744 common shares

e) List of directors:

Jimmy M. McCarroll
William E.A. Wishart
Murray McKinnon
Richard Bonnycastle
Doug Baker
Charles Wheeler
Cory Kent

List of officers:

Jimmy M. McCarroll	*President*
William E.A.Wishart	*Corporate Secretary*
Murray McKinnon	*Chairman of the Board*

Schedule C

TOPPER RESOURCES INC.
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED NOVEMBER 30, 2002

Description of Business

Topper Resources Inc. is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the Southwestern United States

Discussion of Operations and Financial Condition

Subsidiary

The Company has one subsidiary, Topper Resources, U.S.A., Inc., which is wholly owned, and was incorporated on June 5, 2002 in the State of Texas, USA. Topper, U.S.A. has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

Hillister Prospect, Tyler County, Texas USA

The Company acquired a 25% working interest in certain oil and gas leases in the State of Texas for $83,703 (USD $54,000). The Company is required to participate in the cost of drilling and completion of an exploratory well at an anticipated cost to the Company of approximately USD $250,000. The oil and gas leases are subject to a 25% royalty in favor of the lessor.

Subsequent to November 30, 2002, the Company announced that its initial exploration well, Brammer Rice University #1, on the Hillister Prospect in Tyler County, Texas spudded in on January 3, 2003. The initial well of a two well drilling program to test the Wilcox and Yegua Sands adjacent to the Hillister Field reached a total depth of 10,000 feet. The logging program indicated eight feet of hydrocarbon bearing sand in the Wilcox 9400-foot sand, which is oil bearing in the Hillister Field. Due to lower porosity relative to the Hillister Field (18% versus 24%) and lower permeability, the well does not appear to be commercial and Topper elected not to attempt a completion. The Yegua Sands were dry and do not warrant further drilling.

Topper has scheduled the drilling of the second well on the Hillister Prospect for the spring of this year. Prior to that drilling, a seismic program will be conducted on the northern portion of Topper's acreage position of 880 acres. A sizable four-way closed structure has been identified in the Wilcox using existing subsurface and seismic control. These data show that the upper Wilcox sands can be tested at a much more advantageous position structurally than in the initial well. The seismic program will serve to define the structure more precisely and to indicate the best location for the next well.

The Hillister Field Prospect has 888 acres of land and directly offsets the Hillister Oil Field. This oil field has produced over 6 million barrels of oil and 4 billion cubic feet of natural gas from 29 wells, primarily from five Yegua sands. Production histories show many of the Hillister wells having cumulative production of over 300,000 barrels of oil per well with initial production rates of 150 barrels of oil per day. Seismic has defined an extension to the Hillister Field in the Yegua sands over the prospect lands. If the test well is successful, up to three development wells could be drilled on the land. In the Wilcox sand, which is the secondary objective in this first well, seismic has also defined good four-way closure for the deeper four Wilcox sands. Two of the deeper Wilcox sands (Wilcox 8200' sand and Wilcox-A sand) encountered oil and gas shows from two wells on either side of the four-way closure structure. To the east approximately 2 miles away, a new discovery in the Wilcox-A sand has flowed oil with no water and no decline since January 2000. It has produced over 87,000 barrels of oil and 69 million cubic feet of natural gas.

The Hillister Prospect offers relatively low risk close-in exploration potential in four Wilcox sand reservoirs. The Yegua sands offer low risk exploration step-out potential. If any of these exploration targets are successful, multiple development opportunities exist on the prospect lands.

Directors Elected and Appointed

The following directors were re-elected at the Company's Annual Meeting on November 29, 2002:
Jimmy M. McCarroll, Murray McKinnon, William E.A. Wishart, Doug Baker, and Richard Bonnycatle.

Mr. Cory Kent and Mr. Charles Wheeler were appointed to the Board of Directors.

Shares for debt

The Company issued 191,667 common shares to a director and a company controlled by a director for the settlement of amount due to related parties of $51,750.

Use of Funds

The Company incurred a loss of $68,674 (2001 - $1,363). The operating expenses are higher in the three months ended November 30, 2002 compared to the three months ended November 30, 2001. Shareholder information and investor relations and professional fees have had the greatest increase compared to 2001. Management of the Company hired a private company to promote the Company.

The Company accrued management fees of $7,500 (2001-$5,000) to a company controlled by the President, and $7,500 (2001-$9,000) to a company controlled by a director.

During the period ended November 30, 2002, the Company also incurred regulatory and transfer fees of $2,394 (2001-$5,768), telephone expenses of $1,936 (2001-$1,061), rent expenses of $4,641 (2001-$2,000), salaries and benefits of $5,620 (2001-$5,604) and office and miscellaneous expenses of $3,635 (2001-$2,149).

Related party transactions

The Company entered into the following transactions with related parties:

a) Accrued management fees of $7,500 (2001 - $5,000) to a company controlled by the President of the company and $7,500 (2001 - $9,000) to a company controlled by director.

b) Paid telephone costs of $1,486 (2001-Nil) to a company controlled by the President of the company and $450 (2001 - $600) to a company controlled by a director.

c) Paid rent of $3,141 (2000-Nil) to a company controlled by the President of the company and $1,500 (2001 – $2,000) to a company controlled by a director.

d) Issued 92,593 (2001 – Nil) common shares at $0.27 per share to a company controlled by the President for settlement of debt totaling $$25,000.

e) Issued 99,074 (2001 – 73,529) common shares at $0.27 per share to a company controlled by a director for settlement of debt totaling $26,750.

Investor relations

On August 1, 2002, the Company engaged Island Investor Relations ("Island") to provide investor relations services to the Company. This contract was terminated on October 27, 2002.

Financings, Principal Purposes and Milestones

Subsequent to November 31, 2002, the Company received approval from the TSX Venture Exchange and has since closed its private placement previously announced on November 26, 2002. The Company sold 827,868 common shares, on a non-brokered private placement basis, at a price of $0.19 per share for proceeds of $157,294.92. The proceeds from the private placement were allocated for completion costs of the initial well on the Hillister Prospect in Tyler County, Texas, and for general working capital. All securities will be subject to a four-month hold period.

Liquidity and Solvency

These financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		November 30 2002		August 31 2001
Deficit	$	(4,642,332)	$	(4,573,658)
Working capital (deficiency)		(43,530)		160,073

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

1. **TOPPER RESOURCES INC.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 16, 2002 of 191,667 Common Shares of Topper Resources Inc. at a deemed price of $0.27 per share. Topper Resources Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 25th day of September, 2002.

TOPPER RESOURCES INC..

By: *"William Wishart"*
WILLIAM WISHART
Director & Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

1. **TOPPER RESOURCES INC.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 19, 2002 of 827,868 Common Shares of Topper Resources Inc. at a price of $0.19 per share. Topper Resources Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 24th day of December, 2002.

TOPPER RESOURCES INC..

By: ______________________________
WILLIAM WISHART
Director & Corporate Secretary

EVALUATION OF CERTAIN LEASEHOLD RIGHTS

OF

TOPPER RESOURCES INC.

(As of June 1, 2002)

Copies:	Topper Resources Inc. (3)
Project No.:	50135
Prepared For:	Mr. Jimmy McCarroll
Authors:	A.W. Cherry, Project Leader, C.P.G.
Exclusivity:	This report has been prepared for the exclusive use of Topper Resources, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Table of Contents


Sproule

Introduction

This report was prepared by Sproule Associates Inc. ("Sproule") at the request of Mr. Jimmy M. McCarroll, President, Topper Resources Inc. and is hereinafter referred to as "the Company". The effective date of this report is June 1, 2002, and it consists of an evaluation of certain leasehold interests in Tyler County, Texas, USA. This report was prepared using the Canadian National Policy 2-B reserve definitions requiring constant prices and costs. Expected Monetary Values were assigned to the Company's unproven lands (the Hillister Prospect).

Sproule used current geological and engineering knowledge and techniques to prepare this report within the Code of Ethics of the Texas Board of Professional Engineers. Nevertheless, the values presented in this report could be affected by the data received, and the procedures used by Sproule as qualified below.

All geologic and geophysical data used in the evaluation that was obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule.

In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data was made available by the Company or obtained from public sources and the non-confidential files at Sproule. No additional information regarding the property evaluation would have been obtained by an on-site visit.

Property descriptions, details of interests held, and well data supplied by the Company were accepted as represented. No investigation was made into either the legal titles held, or any operating agreements in place relating to the subject properties.

Lessor and overriding royalties and other burdens were obtained from the Company. No further investigation was undertaken by Sproule Associates Inc.

The accuracy of resource estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgement. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable.

The net present values of the resource potential presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria,


Sproule

they are not to be construed as Sproule's opinion of fair market value. The costs and values expressed in this report are presented in United States Dollars.

Due to rounding, certain totals may not be consistent from one presentation to the next.

This report has been prepared for the exclusive use of Topper Resources Inc. and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Inc., and without the complete contents of the report.


Sproule

Summary and Conclusions

The initial well on Hillister Prospect is anticipated to test multiple pays each having significant reserve potential. The main objective is to extend the E. Hillister field pays on separate, isolated closures. Control is provided by 2-D seismic and subsurface data from nearby offset wells and/or production. In Sproule's opinion, this project has both technical and economic merit and thus represents a viable, relatively low risk, close-in exploration opportunity.

The reserves definitions and ownership classification used in this evaluation are the standards used by Sproule and National Policy 2-B guidelines. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet.

An economic model was generated based on volumetric calculations derived from geologic, geophysical, and nearby production data. The Expected Monetary Value (EMV) is presented (on a before-income tax basis) in US dollars and is based on annual projections of net revenue, which were discounted at 10% using the annual end-period discounting method. The EMV model consisted of the combination of the probability of a dry hole added to the probabilities of a low, mid, and high success cases.


Sproule

Table S-1 summarizes our evaluation, before income taxes, of the Company's unproven lands, as of June 1, 2002 using constant prices and costs.

Table S-1
Evaluation of Certain Leasehold Rights
Hillister Prospect
Tyler County
Texas, U.S.A
(As of June 1, 2002)

Unproven Properties

Property	Gross Acres	Net Acres	EMV M$ US
Hillister Prospect	888	222	$321

Certification

Report Preparation

The report entitled "Evaluation of Certain Leasehold Rights of Topper Resources Inc. (As of January 1, 2002)," was prepared by the following Sproule personnel:

Alan W. Cherry, C.P.G. Project Leader	Harry Saul, P.E. Manager, Houston Office

PERMIT TO PRACTICE
Sproule Associates Inc.

Signature

Date

PERMIT NUMBER: 00195
The Texas Board of Professional Engineers

Discussion

The Company's unproven lands are located in Tyler Country in the State of Texas, U.S.A. All the Company's properties were evaluated by Sproule.

Lands

The Company's undeveloped lands include 888 acres (gross), 222 acres (net), out of the G&BN Co. Survey (A-334) and Pablo Salinas Survey (A-793) located in Tyler County, Texas. These interests were acquired in a farmout from Pringle Resources, Inc. Pringle Resources retains a working interest in the property.

The Company is required to participate in one well, and will deliver a 25% back-in after payout of it's interests in the first well and a 15% back-in on the second well. All subsequent wells will be drilled on a working interest basis (equal costs and revenue sharing) as outlined in the farmout agreement dated May 23, 2002. If only one well is drilled, acreage associated with the Exxon lease (248 acres) and the north ½ (320 acres) of the Rice Lease will revert back to Pringle Resources.

Lease royalties are 25%.

Prospect Assessment

The Hillister Prospect is located in Tyler County, Texas. The Gulf Coast geosyncline is an extremely thick sand-shale sequence that extends from onshore Texas and Louisiana out towards the offshore Gulf of Mexico. The Hillister prospect is located along an oil and gas fairway of Oligocene and Eocene fields that are distributed parallel to the coast. The predominant structural style of traps within this region is subtle rollover anticlines associated with down to the coast normal faulting. The most notable reservoirs in the trend are the sands of the Eocene Yegua and Wilcox Formations.

The Yegua sands are noted for high porosity and permeability reservoirs (30% porosity, 100-2000 md permeability). The deeper Wilcox A sands tend to have lower porosity and permeability than the Yegua (24% porosity & 50 md permeability), and tend to have reduced porosity and permeability with increased depth of burial.

The Yegua and the Wilcox-A is predominantly oil bearing, deeper Wilcox pools tend to be predominantly gas bearing. The primary targets of the Hillister Prospect are the Yegua Y-2 sand and Upper Wilcox-A sands. Secondary objectives are the Yegua Y-1 and Y-5 sands and the Wilcox 8,200' and 9,800' sands.

The field analog for the Hillister prospect is the adjacent East Hillister Field. This field has produced 6,256,000 barrels of oil from 29 wells from 5 zones in the Yegua. The Wilcox A is producing from a recent discovery, The Pringle Wells No. 2. This well has produced over 70,000 barrels of oil since January 2000, without decline or water production. Based on volumetric projections, ultimate recovery for this well could exceed 200,000 bbls. Gas production records for the East Hillister Field are incomplete, due to much of the production being used for gas lift. The Wilcox 8,200' sand produced 4 BCF from the Humble Rice No. 1, and the Wilcox 9,800' has been reported to produce 1.5 BCF from two wells, the Tenneco Read No. 1 and the Humble Rice No. 8.

The data reviewed for this evaluation consisted of eight 2-D seismic lines, well logs, and production data. Three north-south seismic lines provide the main basis for the prospect. Seismic mapping indicates the prospective closures are high to East Hillister Field pays. The Yegua closure is a direct offset and updip of productive wells, while the Wilcox closures are updip to dry holes with oil shows. The Yegua prospect is a three-way closure against a regional down to the south fault, while the Wilcox closures are mapped as 4-way anticlines.

Structure maps provided by the Company were audited by Sproule. Expected net pay maps were constructed for each target sand and were used in the probabilistic resource calculations.

In Sproule's opinion, the initial well location represents the best opportunity to test all objectives with a single well. The risks associated with the 3-way Yegua closure are consistent with those associated with field step-outs, but too high for a proved or probable reserve assignment. The Wilcox closures represent relatively low risk close-in exploratory prospects, however, the initial test well location is not optimally located for these deeper objectives. The optimal Wilcox location would be on the northern portion of the company's lands (SP 300 Line 39).

Unproven Property Evaluation

Regional and local structural and stratigraphic features and trends were the principal criteria for evaluation of the unproven properties. The main criteria were the following:

- *Local and regional geological and geophysical features;*



- Other regional and local subsurface information from deep test holes and other subsurface geological data;
- Terrain and accessibility;
- Proximity to transportation;
- Company's objectives in the case of farmouts;
- Farmout deal involved;
- Overrides and other contingent interests involved;
- Proximity to known discoveries that are likely to affect market outlets;
- Economics of exploration, development and production;
- Market situation;
- Work commitments and minimum required expenditures.

Model Development

The Hillister prospect model was developed from volumetric calculations for each target horizon generated from seismic and subsurface mapping. Volumetric calculations were performed using the Warren Method of probability analysis for estimation of Hydrocarbons in place (The Petroleum Society of Canadian Institute of Mining, Metallurgy and Petroleum Determination of Oil and Gas Reserves, Petroleum Society Monograph no.1, 1994, page 107). An additional Monte Carlo simulation (random number generation) was performed for each zone as a validation of the Warren method. Software used for the economic model calculations were Excel spreadsheets.

Dry hole risk was assessed for each horizon by assigning risk factors to structure, trap, reservoir, and the presence of hydrocarbons. These assessments are often very subjective and are strongly influenced by the evaluator's knowledge of the region and "comfort level" with the supporting technical data and interpretations.

Parameters of initial pressure, area, porosity, thickness, water saturation, and recovery factor were modeled in the Warren Method using a triangular distribution, and a combination of linear and lognormal distributions for the inputs into the Monte Carlo simulation. The output of the Warren method is a 50% probability reserve number for each success case (R50); this value is then multiplied by the dry hole risk assigned to each horizon. These risk numbers were used as a guide in ranking the various objectives.

The EMV model consisted of the combination of the probability of a dry hole added to the probabilities of a low, mid, and high success cases. Due to the presence of multiple objectives where the risks associated with each horizon are not totally independent of each other, a simplified EMV model was developed that was designed to reflect Sproule's best assessment of



the distribution of potential outcomes weighted for risk. The dry hole risk of 60% assigned to the prospect is less than any of the individual zone risks (70-84%) in order to reflect the serendipity associated with multiple objectives.

Individual model outputs are presented in the attachments.

Economics

The low reserve case (most likely) consisted of a discovery and development in the Y-2 only. The mid reserve case consisted of both the Y-2 and Wilcox A discovery and development. The high reserve (least likely) included development of all target horizons. Development economics were burdened with several completed dry holes in the Yegua and Wilcox-A cases.

Operating costs used were estimated by Sproule to be a fixed $2,000 per month per well. Capital costs were estimated to be $400,000 per dry hole and $175,000 completion and facilities costs per well.

The Company's working interests are 25% and net revenue interests are 18.75 %. There is a 25% percent back-in on the company's interest on the first well and a 15% back-in on the second well. These have been accounted for in the Y-2 case.

The State of Texas levies production related taxes and the counties' levy an Ad Valorem tax. These severance and ad valorem taxes were deducted from the cash flow streams. The current severance tax for oil is 4.6% and 7.5% for gas. An estimate of 3% Ad Valorem tax was used.

Constant prices were used in this evaluation. An oil price of $24 per barrel was used; this is approximately $2 bbl less than the spot price at the time of this report. This oil price reflects a rough average of what the futures markets are predicting for the price of oil. A gas price of $3.50 per MCF was used; this is in line with current prices and is significantly less than the average gas price predicted in the futures market. No price differentials or transportation costs were included in the evaluation.

Facility abandonment costs were assumed to be equal to salvage value, and thus were not included in the economics.

Table 2
Expected Monetary Value Calculations
Hillister Prospect
Tyler County
Texas, U.S.A

Unproven Properties (Net)

Event	PV 10% M$ (M US$)	Probability %	Valuation (M US$)
Dry Hole	-100	60%	($60)
Y2 Discovery (Low)	$531	32%	$170
Y2 + Wilcox A (Mid)	$2,132	7%	$142
All Yegua + All Wilcox Zones (High)	$7,044	1%	$94
Sum		100%	$346
Less geological and geophysical costs			($25)
Expected Monetary Value			**$321**
EMV / acre (222 net acres)			$1.446

SPROULE ASSOCIATES INC.
RESERVES AND ECONOMICS

Case:	**Summary Case**	**P.W., %**	**P.W., M$**	**Date:**	**5/28/02**
Field:		**0**	**$10,837**	**Time:**	**10:51**
State:		**5**	**$8,641**	**Database:**	
Company		**10**	**$7,044**	**Model:**	**U.S. Model**
Zone:		**15**	**$5,848**	**Initial WI %**	
As of		**20**	**$4,932**	**APO WI %**	
Date:	**06/01/2002**			**Initial NRI (Oil) %**	
Comments: All Yegua and Wilcox Zones		**Payout (yrs)**		**APO NRI (Gas) %**	
		Discounted		**ROI**	
		Undiscounte		**IRR**	

Date	No. of Wells	Gross Oil/Cond. MSTB	Gross NGL MSTB	Gross Gas MMSCF	Net Oil/Cond. MSTB	Net NGL MSTB	Net Gas MMSCF	Oil/Cond Prices $/Bbl	NGL Prices $/Bbl	Gas Prices $/mcf
2002	0.5	32.1		5.0	6.0		1.0	24.0		3.50
2003	6.0	349.1		1898.4	62.1		355.1	24.0		3.50
2004	8.0	493.5		1354.3	90.1		253.9	24.0		3.50
2005	9.0	392.4		953.0	71.9		178.2	24.0		3.50
2006	10.0	323.9		671.4	59.6		126.0	24.0		3.50
2007	11.0	257.8		473.6	47.5		89.1	24.0		3.50
2008	11.0	180.5		331.7	33.3		61.6	24.0		3.50
2009	11.0	126.4		232.1	23.3		43.1	24.0		3.50
2010	11.0	88.4		162.1	16.3		30.2	24.0		3.50
2011	11.0	61.9		113.8	11.4		21.1	24.0		3.50
2012	11.0	43.3		79.9	7.9		14.8	24.0		3.50
2013	11.0	30.3		55.2	5.6		10.4	24.0		3.50
2014	9.0	19.5		38.7	3.6		7.3	24.0		3.50
2015	9.0	13.6		27.1	2.6		5.1	24.0		3.50
2016	9.0	9.5		19.0	1.8		3.6	24.0		3.50
Total		2422.2		6,415	443.1		1,200			

Date	NRI Oil/Cond M$	NRI NGL M$	NRI Gas M$	NRI Other M$	NRI Total M$	Oil/Cond. Sev Tax M$	NGL Sev Tax M$	Gas Sev Tax M$	WI Total Sev Tax M$	NRI After Sev Tax M$
2002	145		4		148	7		0	7	141
2003	1490		1244		2734	69		94	161	2572
2004	2164		888		3051	99		66	166	2885
2005	1726		624		2351	79		47	127	2224
2006	1430		440		1870	66		33	98	1771
2007	1141		310		1451	53		23	76	1375
2008	798		217		1016	37		16	53	962
2009	559		152		711	26		11	37	674
2010	392		107		497	18		8	26	472
2011	274		74		348	13		6	18	330
2012	192		52		243	9		4	13	231
2013	134		36		170	6		3	8	162
2014	88		25		113	4		2	6	107
2015	61		18		79	3		1	4	75
2016	43		12		55	2		1	3	52
Total	$10,637		$4,203		$14,839	$490		$314	$805	$14,033

Date	Oper. Exp. M$	Ad Val. Taxes M$	Oper. Income M$	Capital Inv. M$	Other Cap. M$	Capital + Other Inv. M$	BFIT Undisc. M$	Cum BFIT Undisc. M$	Cum BFIT Disc. @10% M$
2002	3	4	134	144		144	(10)	(10)	(9)
2003	34	82	2457	690		690	1767	1757	1451
2004	34	92	2760	431		431	2329	4086	3201
2005	46	71	2108	144		144	1965	6050	4543
2006	52	56	1663	288		288	1376	7426	5397
2007	58	43	1274	288		288	987	8412	5954
2008	64	31	869	0		0	869	9281	6399
2009	64	21	588	0		0	588	9870	6674
2010	64	15	394	0		0	394	10263	6841
2011	64	11	256	0		0	256	10519	6940
2012	64	7	160	0		0	160	10680	6996
2013	64	5	93	0		0	93	10773	7025
2014	54	3	50	0		0	50	10822	7040
2015	54	2	19	0		0	19	10841	7045
2016	54	2	(3)	0		0	(3)	10837	7044
Total	$773	$444	$12,821	$1,984	$0	$1,984	$10,837	$10,837	$7,044

SPROULE ASSOCIATES INC.
RESERVES AND ECONOMICS

			P.W., %	P.W., M$		
Case:	Y-2				Date:	5/23/2002
Field:	East Hillister		0%	$770	Time:	12:38
State:	TX		5	$634	Database:	EcoEval.xls
Company	Topper Resources		10	$531	Model:	U.S. Model
Zone:	Y2		15	$450	Initial WI %	25.00
As of			20	$386	APO WI %	20.00
	06/01/2002				Initial NRI (Oil) %	18.75
Comments: Low Case			Payout (yrs)		APO NRI (Gas) %	15.00
			Discounted	1	ROI	3.5
			Undiscounte	1	IRR	1853%

Date	No. of Wells	Gross Oil/Cond. MSTB	Gross NGL MSTB	Gross Gas MMSCF	Net Oil/Cond. MSTB	Net NGL MSTB	Net Gas MMSCF	Oil/Cond Prices $/Bbl	NGL Prices $/Bbl	Gas Prices $/mcf
2002	0.5	32.1		5	6.0		1.0	24.0		3.50
2003	2.0	89.9		15	13.5		2.0	24.0		3.50
2004	2.0	63.0		11	9.4		2.0	24.0		3.50
2005	2.0	44.1		8	6.6		1.0	24.0		3.50
2006	2.0	30.8		5	4.6		1.0	24.0		3.50
2007	2.0	21.6		4	3.2		1.0	24.0		3.50
2008	2.0	15.1		3	2.3		0.0	24.0		3.50
2009	2.0	10.6		2	1.6		0.0	24.0		3.50
2010	2.0	7.4		1	1.1		0.0	24.0		3.50
2011	2.0	5.2		1	0.8		0.0	24.0		3.50
2012	2.0	3.6		1	0.5		0.0	24.0		3.50
2013	2.0	2.5		0	0.4		0.0	24.0		3.50
2014	0.0	0.0		0	0.0		0.0	24.0		3.50
2015	0.0	0.0		0	0.0		0.0	24.0		3.50
2016	0.0	0.0		0	0.0		0.0	24.0		3.50
Total		326.0		56	50.1		9.0			

Date	NRI Oil/Cond M$	NRI NGL M$	NRI Gas M$	NRI Other M$	NRI Total M$	Oil/Cond. Sev Tax M$	NGL Sev Tax M$	Gas Sev Tax M$	WI Total Sev Tax M$	NRI After Sev Tax M$
2002	145		4		148	7		0	7	141
2003	324		8		332	15		1	15	316
2004	227		6		232	10		0	11	221
2005	159		4		163	7		0	8	155
2006	111		3		114	5		0	5	108
2007	78		2		80	4		0	4	76
2008	54		1		56	3		0	3	53
2009	38		1		39	2		0	2	37
2010	27		1		27	1		0	1	26
2011	19		0		19	1		0	1	18
2012	13		0		13	1		0	1	13
2013	9		0		9	0		0	0	9
2014	0		0		0	0		0	0	0
2015	0		0		0	0		0	0	0
2016	0		0		0	0		0	0	0
Total	$1,202		$30		$1,232	$55		$2	$58	$1,175

Date	Oper. Exp. M$	Ad Val. Taxes M$	Oper. Income M$	Capital Inv. M$	Other Cap. M$	Capital + Other Inv. M$	BFIT Undisc. M$	Cum BFIT Undisc. M$	Cum BFIT Disc. @10% M$
2002	3	4	134	144		144	(10)	(10)	(9)
2003	10	10	297	115		115	182	172	141
2004	10	7	205	0		0	205	377	295
2005	10	5	141	0		0	141	517	391
2006	10	3	95	0		0	95	613	450
2007	10	2	64	0		0	64	677	486
2008	10	2	42	0		0	42	718	508
2009	10	1	26	0		0	26	745	520
2010	10	1	16	0		0	16	761	527
2011	10	1	8	0		0	8	769	530
2012	10	0	3	0		0	3	771	531
2013	10	0	(1)	0		0	(1)	770	531
2014	0	0	0	0		0	0	770	531
2015	0	0	0	0		0	0	770	531
2016	0	0	0	0		0	0	770	531
Total	$109	$37	$1,029	$259	$0	$259	$770	$770	$531

SPROULE ASSOCIATES INC.
RESERVES AND ECONOMICS

Case:	Wilcox A
Field:	East Hillister
State:	TX
Company	Topper Resources
Zone:	Wilcox A
As of	
Date:	06/01/2002
Comments:	5 Producers & 2 completed dry holes

P.W., %	P.W., M$
0	$2,951
5	$2,259
10	$1,772
15	$1,419
20	$1,158
Payout (yrs)	
Discounted	
Undiscountec	

Date:	5/23/02
Time:	9:54
Database:	EcoEval.xls
Model:	U.S. Model
Initial WI %	25.00
APO WI %	25.00
Initial NRI (Oil) %	18.75
APO NRI (Gas) %	18.75
ROI	
IRR	

Date	No. of Wells	Gross Oil/Cond. MSTB	Gross NGL MSTB	Gross Gas MMSCF	Net Oil/Cond. MSTB	Net NGL MSTB	Net Gas MMSCF	Oil/Cond Prices $/Bbl	NGL Prices $/Bbl	Gas Prices $/mcf
2002	0.0	0.0		0	0.0		0	24.0		3.50
2003	1.0	91.3		9	17.1		2	24.0		3.50
2004	2.0	134.1		13	25.2		3	24.0		3.50
2005	3.0	140.8		14	26.4		3	24.0		3.50
2006	4.0	147.9		15	27.7		3	24.0		3.50
2007	5.0	134.6		13	25.2		3	24.0		3.50
2008	5.0	94.2		9	17.7		2	24.0		3.50
2009	5.0	65.9		7	12.4		1	24.0		3.50
2010	5.0	46.2		5	8.7		1	24.0		3.50
2011	5.0	32.3		3	6.1		1	24.0		3.50
2012	5.0	22.6		2	4.2		0	24.0		3.50
2013	5.0	15.8		2	3.0		0	24.0		3.50
2014	5.0	11.1		1	2.1		0	24.0		3.50
2015	5.0	7.8		1	1.5		0	24.0		3.50
2016	5.0	5.4		1	1.0		0	24.0		3.50
Total		950.0		95	178.1		18			

Date	NRI Oil/Cond M$	NRI NGL M$	NRI Gas M$	NRI Other M$	NRI Total M$	Oil/Cond. Sev Tax M$	NGL Sev Tax M$	Gas Sev Tax M$	WI Total Sev Tax M$	NRI After Sev Tax M$
2002	0		0		0	0		0	0	0
2003	411		6		417	19		0	19	397
2004	604		9		612	28		1	28	584
2005	634		9		643	29		1	30	613
2006	665		10		675	31		1	31	644
2007	606		9		614	28		1	29	586
2008	424		6		430	20		0	20	410
2009	297		4		301	14		0	14	287
2010	208		3		211	10		0	10	201
2011	145		2		148	7		0	7	141
2012	102		1		103	5		0	5	98
2013	71		1		72	3		0	3	69
2014	50		1		51	2		0	2	48
2015	35		1		35	2		0	2	34
2016	24		0		25	1		0	1	24
Total	$4,275		$62		$4,338	$197		$5	$201	$4,136

Date	Oper. Exp. M$	Ad Val. Taxes M$	Oper. Income M$	Capital Inv. M$	Other Cap. M$	Capital + Other Inv. M$	BFIT Undisc. M$	Cum BFIT Undisc. M$	Cum BFIT Disc. @10% M$
2002	0	0	0	0		0	0	0	0
2003	6	12	379	144		144	235	235	194
2004	6	18	560	144		144	416	651	507
2005	12	19	582	144		144	438	1089	806
2006	18	20	606	288		288	318	1407	1003
2007	24	18	543	288		288	256	1663	1148
2008	30	13	367	0		0	367	2030	1336
2009	30	9	248	0		0	248	2278	1452
2010	30	6	165	0		0	165	2443	1522
2011	30	4	106	0		0	106	2549	1563
2012	30	3	65	0		0	65	2615	1586
2013	30	2	37	0		0	37	2651	1598
2014	30	2	17	0		0	17	2668	1602
2015	30	1	3	0		0	3	2671	1603
2016	30	1	(7)	0		0	(7)	2664	1601
Total	$336	$130	$3,670	$1,006	$0	$1,006	$2,664	$2,664	$1,601

SPROULE ASSOCIATES INC.
RESERVES AND ECONOMICS

		P.W., %	P.W., M$		
Case:	Mid Case			Date:	5/28/02
Field:		0	$3,435	Time:	10:55
State:		5	$2,674	Database:	
Company		10	$2,132	Model:	U.S. Model
Zone:		15	$1,736	Initial WI %	
As of		20	$1,439	APO WI %	
Date:	06/01/2002			Initial NRI (Oil) %	
Comments:	Y2 + Wilcox A	Payout (yrs)		APO NRI (Gas) %	
		Discounted		ROI	
		Undiscounte		IRR	

Date	No. of Wells	Gross Oil/Cond. MSTB	Gross NGL MSTB	Gross Gas MMSCF	Net Oil/Cond. MSTB	Net NGL MSTB	Net Gas MMSCF	Oil/Cond Prices $/Bbl	NGL Prices $/Bbl	Gas Prices $/mcf
2002	0.5	32.1		5.0	6.0		1.0	24.0		3.50
2003	3.0	181.2		24.1	30.6		3.7	24.0		3.50
2004	4.0	197.1		24.4	34.6		4.5	24.0		3.50
2005	5.0	184.9		22.1	33.0		3.6	24.0		3.50
2006	6.0	178.7		19.8	32.3		3.8	24.0		3.50
2007	7.0	156.2		17.5	28.4		3.5	24.0		3.50
2008	7.0	109.3		12.4	20.0		1.8	24.0		3.50
2009	7.0	76.5		8.6	14.0		1.2	24.0		3.50
2010	7.0	53.6		5.6	9.8		0.9	24.0		3.50
2011	7.0	37.5		4.2	6.9		0.6	24.0		3.50
2012	7.0	26.2		3.3	4.7		0.4	24.0		3.50
2013	7.0	18.3		1.6	3.4		0.3	24.0		3.50
2014	5.0	11.1		1.1	2.1		0.2	24.0		3.50
2015	5.0	7.8		0.8	1.5		0.1	24.0		3.50
2016	5.0	5.4		0.5	1.0		0.1	24.0		3.50
Total		1275.9		151	228.1		26			

Date	NRI Oil/Cond M$	NRI NGL M$	NRI Gas M$	NRI Other M$	NRI Total M$	Oil/Cond. Sev Tax M$	NGL Sev Tax M$	Gas Sev Tax M$	WI Total Sev Tax M$	NRI After Sev Tax M$
2002	145		4		148	7		0	7	141
2003	735		14		749	34		1	34	713
2004	831		15		844	38		1	39	805
2005	793		13		806	36		1	38	768
2006	776		13		789	36		1	36	752
2007	684		11		694	32		1	33	662
2008	478		7		486	23		0	23	463
2009	335		5		340	16		0	16	324
2010	235		4		238	11		0	11	227
2011	164		2		167	8		0	8	159
2012	115		1		116	6		0	6	111
2013	80		1		81	3		0	3	78
2014	50		1		51	2		0	2	48
2015	35		1		35	2		0	2	34
2016	24		0		25	1		0	1	24
Total	$5,479		$92		$5,570	$253		$6	$259	$5,309

Date	Oper. Exp. M$	Ad Val. Taxes M$	Oper. Income M$	Capital Inv. M$	Other Cap. M$	Capital + Other Inv. M$	BFIT Undisc. M$	Cum BFIT Undisc. M$	Cum BFIT Disc. @10% M$
2002	3	4	134	144		144	(10)	(10)	(9)
2003	16	22	676	259		259	417	407	336
2004	16	25	765	144		144	621	1028	802
2005	22	24	723	144		144	579	1607	1198
2006	28	23	701	288		288	413	2020	1454
2007	34	20	607	288		288	320	2340	1635
2008	40	15	409	0		0	409	2749	1845
2009	40	10	274	0		0	274	3023	1973
2010	40	7	181	0		0	181	3204	2049
2011	40	5	114	0		0	114	3318	2093
2012	40	3	68	0		0	68	3387	2117
2013	40	2	36	0		0	36	3422	2129
2014	30	2	17	0		0	17	3439	2133
2015	30	1	3	0		0	3	3442	2134
2016	30	1	(7)	0		0	(7)	3435	2132
Total	$449	$166	$4,700	$1,265	$0	$1,265	$3,435	$3,435	$2,132

SPROULE ASSOCIATES INC.
RESERVES AND ECONOMICS

Case:	Y1 & Y5
Field:	East Hillister
State:	TX
Company	Topper Resources
Zone:	Y1 & Y5
As of	
Date:	06/01/2002

Comments: 2 Producers and 1 completed dry hole

P.W., %	P.W., M$
0	$3,686
5	$2,924
10	$2,370
15	$1,956
20	$1,639
Payout (yrs)	
Discounted	
Undiscounted	

Date:	5/23/02
Time:	10:45
Database:	EcoEval.xls
Model:	U.S. Model
Initial WI %	25.00
APO WI %	25.00
Initial NRI (Oil) %	18.75
APO NRI (Gas) %	18.75
ROI	
IRR	

Date	No. of Wells	Gross Oil/Cond. MSTB	Gross NGL MSTB	Gross Gas MMSCF	Net Oil/Cond. MSTB	Net NGL MSTB	Net Gas MMSCF	Oil/Cond Prices $/Bbl	NGL Prices $/Bbl	Gas Prices $/mcf
2002	0.0	0.0		0	0.0		0	24.0		3.50
2003	1.0	127.8		13	24.0		2	24.0		3.50
2004	2.0	268.3		27	50.3		5	24.0		3.50
2005	2.0	187.8		19	35.2		4	24.0		3.50
2006	2.0	131.5		13	24.6		2	24.0		3.50
2007	2.0	92.0		9	17.3		2	24.0		3.50
2008	2.0	64.4		6	12.1		1	24.0		3.50
2009	2.0	45.1		5	8.5		1	24.0		3.50
2010	2.0	31.6		3	5.9		1	24.0		3.50
2011	2.0	22.1		2	4.1		0	24.0		3.50
2012	2.0	15.5		2	2.9		0	24.0		3.50
2013	2.0	10.8		1	2.0		0	24.0		3.50
2014	2.0	7.6		1	1.4		0	24.0		3.50
2015	2.0	5.3		1	1.0		0	24.0		3.50
2016	2.0	3.7		0	0.7		0	24.0		3.50
Total		1013.3		101	190.0		19			

Date	NRI Oil/Cond M$	NRI NGL M$	NRI Gas M$	NRI Other M$	NRI Total M$	Oil/Cond. Sev Tax M$	NGL Sev Tax M$	Gas Sev Tax M$	WI Total Sev Tax M$	NRI After Sev Tax M$
2002	0		0		0	0		0	0	0
2003	575		8		583	26		1	27	556
2004	1,207		18		1,225	56		1	57	1,168
2005	845		12		857	39		1	40	818
2006	592		9		600	27		1	28	572
2007	414		6		420	19		0	20	401
2008	290		4		294	13		0	14	280
2009	203		3		206	9		0	10	196
2010	142		2		144	7		0	7	137
2011	99		1		101	5		0	5	96
2012	70		1		71	3		0	3	67
2013	49		1		49	2		0	2	47
2014	34		0		35	2		0	2	33
2015	24		0		24	1		0	1	23
2016	17		0		17	1		0	1	16
Total	$4,560		$67		$4,627	$210		$5	$215	$4,412

Date	Oper. Exp. M$	Ad Val. Taxes M$	Oper. Income M$	Capital Inv. M$	Other Cap. M$	Capital + Other Inv. M$	BFIT Undisc. M$	Cum BFIT Undisc. M$	Cum BFIT Disc. @10% M$
2002	0	0	0	0		0	0	0	0
2003	6	17	533	144		144	389	389	321
2004	6	37	1125	288		288	838	1227	951
2005	12	26	780	0		0	780	2007	1484
2006	12	18	542	0		0	542	2549	1820
2007	12	13	376	0		0	376	2925	2032
2008	12	9	260	0		0	260	3184	2166
2009	12	6	178	0		0	178	3363	2249
2010	12	4	121	0		0	121	3484	2300
2011	12	3	81	0		0	81	3565	2331
2012	12	2	53	0		0	53	3618	2350
2013	12	1	34	0		0	34	3652	2361
2014	12	1	20	0		0	20	3672	2367
2015	12	1	10	0		0	10	3682	2369
2016	12	1	4	0		0	4	3686	2370
Total	$156	$139	$4,117	$431	$0	$431	$3,686	$3,686	$2,370

SPROULE ASSOCIATES INC.
RESERVES AND ECONOMICS

		P.W., %	P.W., M$		
Case:	8200 Wilcox	0	$2,278	Date:	5/23/02
Field:	East Hillister	5	$1,866	Time:	12:43
State:	TX	10	$1,558	Database:	EcoEval.xls
Company	Topper Resources	15	$1,323	Model:	U.S. Model
Zone:	8200 Wilcox	20	$1,138	Initial WI %	25.00
As of				APO WI %	25.00
Date:	06/01/2002			Initial NRI (Oil) %	18.75
Comments:		Payout (yrs)		APO NRI (Gas) %	18.75
		Discounted		ROI	
		Undiscounted		IRR	

Date	No. of Wells	Gross Oil/Cond. MSTB	Gross NGL MSTB	Gross Gas MMSCF	Net Oil/Cond. MSTB	Net NGL MSTB	Net Gas MMSCF	Oil/Cond Prices $/Bbl	NGL Prices $/Bbl	Gas Prices $/mcf
2002	0.0	0.0		0	0.0		0	24.0		3.50
2003	1.0	27.4		1,095	5.1		205	24.0		3.50
2004	1.0	19.2		767	3.6		144	24.0		3.50
2005	1.0	13.4		537	2.5		101	24.0		3.50
2006	1.0	9.4		376	1.8		70	24.0		3.50
2007	1.0	6.6		263	1.2		49	24.0		3.50
2008	1.0	4.6		184	0.9		35	24.0		3.50
2009	1.0	3.2		129	0.6		24	24.0		3.50
2010	1.0	2.3		90	0.4		17	24.0		3.50
2011	1.0	1.6		63	0.3		12	24.0		3.50
2012	1.0	1.1		44	0.2		8	24.0		3.50
2013	1.0	0.8		31	0.1		6	24.0		3.50
2014	1.0	0.5		22	0.1		4	24.0		3.50
2015	1.0	0.4		15	0.1		3	24.0		3.50
2016	1.0	0.3		11	0.0		2	24.0		3.50
Total		90.6		3,625	17.0		680			

Date	NRI Oil/Cond M$	NRI NGL M$	NRI Gas M$	NRI Other M$	NRI Total M$	Oil/Cond. Sev Tax M$	NGL Sev Tax M$	Gas Sev Tax M$	WI Total Sev Tax M$	NRI After Sev Tax M$
2002	0		0		0	0		0	0	0
2003	123		719		842	6		54	60	782
2004	86		503		589	4		38	42	548
2005	60		352		412	3		26	29	383
2006	42		246		289	2		18	20	268
2007	30		173		202	1		13	14	188
2008	21		121		141	1		9	10	131
2009	14		85		99	1		6	7	92
2010	10		59		69	0		4	5	64
2011	7		41		49	0		3	3	45
2012	5		29		34	0		2	2	32
2013	3		20		24	0		2	2	22
2014	2		14		17	0		1	1	15
2015	2		10		12	0		1	1	11
2016	1		7		8	0		1	1	8
Total	$408		$2,379		$2,787	$19		$178	$197	$2,590

Date	Oper. Exp. M$	Ad Val. Taxes M$	Oper. Income M$	Capital Inv. M$	Other Cap. M$	Capital + Other Inv. M$	BFIT Undisc. M$	Cum BFIT Undisc. M$	Cum BFIT Disc. @10% M$
2002	0	0	0	0		0	0	0	0
2003	6	25	751	144		144	607	607	502
2004	6	18	524	0		0	524	1131	895
2005	6	12	365	0		0	365	1496	1145
2006	6	9	254	0		0	254	1750	1302
2007	6	6	176	0		0	176	1925	1401
2008	6	4	121	0		0	121	2047	1464
2009	6	3	83	0		0	83	2130	1502
2010	6	2	56	0		0	56	2186	1526
2011	6	1	38	0		0	38	2224	1541
2012	6	1	25	0		0	25	2248	1549
2013	6	1	15	0		0	15	2264	1554
2014	6	0	9	0		0	9	2273	1557
2015	6	0	4	0		0	4	2277	1558
2016	6	0	1	0		0	1	2278	1558
Total	$84	$84	$2,422	$144	$0	$144	$2,278	$2,278	$1,558

SPROULE ASSOCIATES INC.
RESERVES AND ECONOMICS

Case:	9800 Wilcox
Field:	East Hillister
State:	TX
Company	Topper Resources
Zone:	9800 Wilcox
As of Date:	06/01/2002
Comments:	

P.W., %	P.W., M$
0	$1,439
5	$1,178
10	$983
15	$833
20	$716

Payout (yrs)
Discounted
Undiscounted

Date:	5/23/02
Time:	12:45
Database:	EcoEval.xls
Model:	U.S. Model
Initial WI %	25.00
APO WI %	25.00
Initial NRI (Oil) %	18.75
APO NRI (Gas) %	18.75
ROI	
IRR	

Date	No. of Wells	Gross Oil/Cond. MSTB	Gross NGL MSTB	Gross Gas MMSCF	Net Oil/Cond. MSTB	Net NGL MSTB	Net Gas MMSCF	Oil/Cond Prices $/Bbl	NGL Prices $/Bbl	Gas Prices $/mcf
2002	0.0	0.0		0	0.0		0	24.0		3.50
2003	1.0	12.8		767	2.4		144	24.0		3.50
2004	1.0	8.9		537	1.7		101	24.0		3.50
2005	1.0	6.3		376	1.2		70	24.0		3.50
2006	1.0	4.4		263	0.8		49	24.0		3.50
2007	1.0	3.1		184	0.6		35	24.0		3.50
2008	1.0	2.1		129	0.4		24	24.0		3.50
2009	1.0	1.5		90	0.3		17	24.0		3.50
2010	1.0	1.1		63	0.2		12	24.0		3.50
2011	1.0	0.7		44	0.1		8	24.0		3.50
2012	1.0	0.5		31	0.1		6	24.0		3.50
2013	1.0	0.4		22	0.1		4	24.0		3.50
2014	1.0	0.3		15	0.0		3	24.0		3.50
2015	1.0	0.2		11	0.0		2	24.0		3.50
2016	1.0	0.1		7	0.0		1	24.0		3.50
Total		42.3		2,538	7.9		476			

Date	NRI Oil/Cond M$	NRI NGL M$	NRI Gas M$	NRI Other M$	NRI Total M$	Oil/Cond. Sev Tax M$	NGL Sev Tax M$	Gas Sev Tax M$	WI Total Sev Tax M$	NRI After Sev Tax M$
2002	0		0		0	0		0	0	0
2003	57		503		561	3		38	40	520
2004	40		352		392	2		26	28	364
2005	28		246		275	1		18	20	255
2006	20		173		192	1		13	14	178
2007	14		121		135	1		9	10	125
2008	10		85		94	0		6	7	87
2009	7		59		66	0		4	5	61
2010	5		41		46	0		3	3	43
2011	3		29		32	0		2	2	30
2012	2		20		23	0		2	2	21
2013	2		14		16	0		1	1	15
2014	1		10		11	0		1	1	10
2015	1		7		8	0		1	1	7
2016	1		5		5	0		0	0	5
Total	$190		$1,665		$1,856	$9		$125	$134	$1,722

Date	Oper. Exp. M$	Ad Val. Taxes M$	Oper. Income M$	Capital Inv. M$	Other Cap. M$	Capital + Other Inv. M$	BFIT Undisc. M$	Cum BFIT Undisc. M$	Cum BFIT Disc. @10% M$
2002	0	0	0	0		0	0	0	0
2003	6	17	497	144		144	354	354	292
2004	6	12	346	0		0	346	700	552
2005	6	8	241	0		0	241	941	717
2006	6	6	167	0		0	167	1107	820
2007	6	4	115	0		0	115	1222	885
2008	6	3	79	0		0	79	1301	925
2009	6	2	53	0		0	53	1354	950
2010	6	1	35	0		0	35	1389	965
2011	6	1	23	0		0	23	1412	974
2012	6	1	14	0		0	14	1427	979
2013	6	0	8	0		0	8	1435	982
2014	6	0	4	0		0	4	1439	983
2015	6	0	1	0		0	1	1440	983
2016	6	0	(1)	0		0	(1)	1439	983
Total	$84	$56	$1,582	$144	$0	$144	$1,439	$1,439	$983


275
280
285
290
295
300
305
310
315
320
Y-1
Wilcox -A
8,200' Sand
9,800' Sand
11,500' Sand
TOPPER RESOURCES INC.
HILLISTER PROSPECT
Tyler County Texas
Key Seismic Line
SPROULE ASSOCIATES INC.
5-23-02


E. Hillister Field
Cum 6.26 MMBO Yegua
Southern Location
G. BLACKBURN
A-730
P. SALINAS
A-793
A. BYERLY
A-787
A-788
J. DEAN
A-221
D. PHILLIPS
A-525
W. PITTS
A-536
J. THOMAS
A-1084
I. BARCLAY
A-1097
B.B.B.&C. R.R. CO.
A-109
C. STEWART
A-621
C. STEWART
McGehee
Exxon-Salinas
1
Humble
Rice Int.
1C
Humble
Rice Int.
2C
Mosbacher-Transco
Rice Int.
1
Mosbacher-Transco
Rice Int.
2
Tenneco
Rice Int.
2C
Tenneco
Rice Int.
3C
Cashco
Rice Univ
1
Humble
Rice Int.
4C
0
1000
2000
3000
4000
Scale 1" = 1000'
TOPPER RESOURCES INC.
HILLISTER PROSPECT
Tyler County Texas
Strurcture Map
Y-5 oil sand
SPROULE ASSOCIATES INC.
5-23-02


TOPPER RESOURCES INC.
HILLISTER PROSPECT
Tyler County Texas
Strurcture Map
Wilcox A oil sand
SPROULE ASSOCIATES INC.
5-23-02
Scale 1" = 1000'
0
1000
2000
3000
4000
Pringle Wells #2
Wilcox A Discovery
Humble Rice Wells #2C
Wilcox A oil shows
BLACKBURN
A-730
P. SALINAS
A-793
D. PHILLIPS
J. DEAN
B.B.B.&C. R.R. CO.
A-109
C. STEWART
A-621
C. STEWART
A-629
GAL. & BRAS. NAV. CO.
A-334
W. REED
A-565
W. PHILIPS
-7139
-7153
-7176
-7167
-7181
-7191
-7186
-7203
-7205
-7223
-7226
-7231
-7232
-7237
-7249
-7250
-7274


TOPPER RESOURCES INC.
HILLISTER PROSPECT
Tyler County Texas
Strurcture Map
Wilcox 8,200' Gas Sand
SPROULE ASSOCIATES INC.
5-23-02
0
1000
2000
3000
4000
Scale 1" = 1000'
8246-52'
Oil Show
Shaled Out in 2C
8213-26' Oil & Gas Cores
DST 8218-26'
Rec. 1000' Water
Not representative of
formation water.
GAL & BRAS. NAV. CO.
A-334
PF: 8230-38'
CUM: P 4 BCF
J. DEAN
A-221
D. PHILLIPS
A-1163
C. STEWART
A-624
C. STEWART
A-629
W. PHILIPS
A-516
W. REED
A-565
ORIGINAL GAS/ WATER
Line-1
Line-2
-8150'
-8100'
-8050'
-8000'
-7950'
-8013'
-8031'
-8037'
-8026'
-8053'
-8200'



TOPPER RESOURCES INC.
HILLISTER PROSPECT
Tyler County Texas
Strurcture Map
Wilcox 9,800' Gas Sand
SPROULE ASSOCIATES INC.
5-23-02
CUM: 1.5 BCF
Two Wells
Scale 1" = 1000'
0
1000
2000
3000
4000
-9300'
-9650'
-9600'
-9550'
-9 550'
-98 00'
-9700'
-96 50'
-96 00'
-9800' E
-9750'
-9622'
-9633'
-9630'
-9626'
-9645'
-9636'
-9648'
-9630' E
GAL. & FRAS. NAV. CO.
A-934
C. STEWART
A-629
W. PHILIPS
A-616
W. REED
A-565

Zone:	**Y-1**
Prospect Name:	**Hillister**
Oil Gravity	32 API
Gas-Oil Ratio	1000 cuft/bbl
Gas Gravity	0.61
TEMP-res	140 'F
PRESS-res	2100 psia
Porosity	27.5 %
Water Sat.	30 %
Drainage Area	50 acres
Net Pay	15.0 feet

Monte Carlo Simulation

Frequency %: 12%, 10%, 8%, 6%, 4%, 2%, 0%

MBO: 25, 76, 127, 177, 228, 279, 330, 380, 431, 482

Oil in Place	928 MBO	1,237 bbl/acre/ft OOIP
Recovery Factor	25 %	
Unrisked Recoverable Oil	232 MBO	309 bbl/acre/ft recovery

RISKED RESOURCES

parameters	x(min)	x(prob)	x(max)
net pay ft.	10	15	25
porosity fr.	0.25	0.28	0.30
oil sat. fr.	0.65	0.70	0.75
area acres	40	50	60
recovery fr.	0.10	0.25	0.40
Bo	1.21		

RISK	
Structure	50%
Trap	65%
Reservoir	90%
Hydrocarbons	90%
Total Risk	26%

R(50%)=	231 m STB
R(84.1%)=	370 m STB

RISKED RESOURCES m STB **61**

Zone:	**Y-2**
Prospect Name:	**Hillister**
Oil Gravity	32 API
Gas-Oil Ratio	1000 cuft/bbl
Gas Gravity	0.61
TEMP-res	140 'F
PRESS-res	2100 psia
Porosity	27.5 %
Water Sat.	30 %
Drainage Area	70 acres
Net Pay	15.0 feet

Monte Carlo Simulation

Frequency %

12%
10%
8%
6%
4%
2%
0%

36 107 178 249 321 392 463 534 606 677

MBO

Oil in Place	1,299 MBO	1,237 bbl/acre/ft OOIP
Recovery Factor	25 %	
Unrisked Recoverable Oil	325 MBO	309 bbl/acre/ft recovery

RISKED RESOURCES

parameters	x(min)	x(prob)	x(max)
net pay ft.	10	15	25
porosity fr.	0.25	0.28	0.30
oil sat. fr.	0.65	0.70	0.75
area acres	60	70	83
recovery fr.	0.10	0.25	0.40
Bo	1.21		

RISK	
Structure	50%
Trap	75%
Reservoir	90%
Hydrocarbons	90%
Total Risk	30%

R(50%)=	329 m STB
R(84.1%)=	524 m STB

RISKED RESOURCES m STB **100**

Zone:	**Y-5**
Prospect Name:	**Hillister**
Oil Gravity	32 API
Gas-Oil Ratio	1000 cuft/bbl
Gas Gravity	0.61
TEMP-res	140 'F
PRESS-res	2100 psia
Porosity	27.5 %
Water Sat.	30 %
Drainage Area	95 acres
Net Pay	30.0 feet

Monte Carlo Simulation
Frequency %
16%
14%
12%
10%
8%
6%
4%
2%
0%
106
319
532
744
957
1169
1382
1595
1807
2020
MBO

Oil in Place	3,525 MBO	1,237 bbl/acre/ft OOIP
Recovery Factor	25 %	
Unrisked Recoverable Oil	881 MBO	309 bbl/acre/ft recovery

RISKED RESOURCES

parameters	x(min)	x(prob)	x(max)
net pay ft.	10	30	50
porosity fr.	0.25	0.28	0.30
oil sat. fr.	0.65	0.70	0.75
area acres	80	95	114
recovery fr.	0.10	0.25	0.40
Bo	1.21		

RISK	
Structure	75%
Trap	30%
Reservoir	90%
Hydrocarbons	90%
Total Risk	18%

R(50%)=	769 m STB
R(84.1%)=	1,330 m STB

RISKED RESOURCES m STB **140**

Zone:	**Wilcox A**
Prospect Name:	**Hillister**
Oil Gravity	32 API
Gas-Oil Ratio	1000 cuft/bbl
Gas Gravity	0.61
TEMP-res	160 'F
PRESS-res	3200 psia
Porosity	23.0 %
Water Sat.	33 %
Drainage Area	380 acres
Net Pay	10.0 feet

MonteCarlo Simulation

Frequency %: 0%–18%

MBO: 161, 482, 804, 1125, 1447, 1769, 2090, 2412, 2733, 3055

Oil in Place	3,483 MBO	917 bbl/acre/ft OOIP
Recovery Factor	20 %	
Unrisked Recoverable Oil	697 MBO	183 bbl/acre/ft recovery

RISKED RESOURCES

parameters	x(min)	x(prob)	x(max)
net pay ft.	6	10	40
porosity fr.	0.22	0.23	0.24
oil sat. fr.	0.65	0.68	0.70
area acres	40	380	720
recovery fr.	0.10	0.20	0.30
Bo	1.31		

RISK	
Structure	40%
Trap	75%
Reservoir	90%
Hydrocarbons	90%
Total Risk	24%

R(50%)= 958 m STB

R(84.1%)= 2,114 m STB

RISKED RESOURCES m STB **233**

Zone:	8200 Wilcox
Prospect Name:	Hillister
Gas Gravity	0.63
% N2	0.00 %
% CO2	1.00 %
% H2S	0.00 %
Condenstate(yes=1)	1
TEMP-res	180 'F
Initial Pressure	3600 psia
Final Pressure	500 psia
Net pay	30.0 feet
Drainage Area	120 acres
Water Saturation	40 %
Porosity	23.0 %

Monte Carlo Simulation

Frequency % (0%–16%) vs. BCF (0.5, 1.5, 2.5, 3.4, 4.4, 5.4, 6.4, 7.4, 8.4, 9.3)

Gas in Place	4.7 BCF		
Recoverable Gas Depletion	4.1 BCF	MCF/AC-FT	1,134
Recovery Factor Depletion	87 %		
Recovery Factor Combination Drive	68 %		
Recoverable Gas	3.2 BCF	MCF/AC-FT	883

RISKED RESOURCES

parameters		x(min)	x(prob)	x(max)
net pay ft.		20	30	40
porosity fr.		0.21	0.23	0.25
gas sat. fr.		0.50	0.6	0.70
i press psia		3400	3600	3800
shrinkage fr.		1.00	1	1.00
area acres		40	120	316
recovery fr.		0.60	0.675	0.75
Constants:	(for Ts, Ps, Tf & Zi)			
Tf =		180 *F		
Zi =		0.92		
Ts =		60 *F		
Ps =		14.65 psia		
R(50%)=		3.6 BCF		
R(84.1%)=		6.3 BCF		

RISK	
Structure	50%
Trap	60%
Reservoir	70%
Hydrocarbons	90%
Total Risk	**19%**

RISKED RESOURCES BCF	**0.68**

Zone:	**9,800' Wilcox**
Prospect Name:	**Hillister**
Gas Gravity	0.63
% N2	0.00 %
% CO2	1.00 %
% H2S	0.00 %
Condenstate(yes=1)	1
TEMP-res	200 'F
Initial Pressure	4400 psia
Final Pressure	500 psia
Net pay	20.0 feet
Drainage Area	120 acres
Water Saturation	40 %
Porosity	21.5 %
Gas in Place	3.3 BCF
Recoverable Gas Depletion	2.9 BCF
Recovery Factor Depletion	89 %
Recovery Factor Combination Drive	58 %
Recoverable Gas	1.9 BCF

Monte Carlo Simulation

Frequency %
16%
14%
12%
10%
8%
6%
4%
2%
0%
0.4
1.1
1.8
2.5
3.2
3.9
4.7
5.4
6.1
6.8
BCF

MCF/AC-FT 1,208

MCF/AC-FT 785

RISKED RESOURCES

parameters		x(min)	x(prob)	x(max)
net pay ft.		10	20	30
porosity fr.		0.19	0.215	0.24
gas sat. fr.		0.50	0.6	0.70
i press psia		4300	4400	4500
shrinkage fr.		1.00	1	1.00
area acres		80	120	350
recovery fr.		0.50	0.575	0.65
Constants:	(for Ts, Ps, Tf & Zi)			
Tf =		200 *F		
Zi =		0.97		
Ts =		60 *F		
Ps =		14.65 psia		
R(50%)=		2.5 BCF		
R(84.1%)=		4.3 BCF		

RISK	
Structure	50%
Trap	50%
Reservoir	70%
Hydrocarbons	90%
Total Risk	**16%**
RISKED RESOURCES BCF	**0.39**

Appendix A — Definitions

The following definitions form the basis of our classification of reserves and values presented in this report.

1. **Proven Reserves** are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

   Proven reserves are sub-divided into the following groups, depending on their status of development.

   a. **Proven Developed Reserves**
   These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

      i. **Proven Developed Producing Reserves**
      These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

      ii. **Proven Developed Non-Producing Reserves**
      These are proven reserves that are currently not being produced but do exist in completed but not producing intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

   b. **Proven Undeveloped Reserves**
   These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion of these wells or for the installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.



2. **Probable Reserves** are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

3. **Pipeline Gas Reserves** are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

4. **Remaining Recoverable Reserves** are the total remaining recoverable reserves associated with the acreage in which the Company has an interest.

5. **Company Gross Reserves** are the Company's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

6. **Company Net Reserves** are the gross remaining reserves of the properties in which the Company has an interest, less all royalties, and overriding royalties and interests owned by others.

7. **Net Production Revenue** is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.

8. **Unproven Properties** are defined as those holdings or zones to which proven or probable reserves have not been assigned. In holdings where proven or probable values have been included for one or more zones, an additional value may have been assigned for interests in the remaining potential zones.

9. **Fair Market Value** is defined as the price at which a purchaser seeking an economic and commercial return on investment would be willing to buy, and a vendor would be willing to sell, where neither is under compulsion to buy or sell and both are competent and have reasonable knowledge of the facts.


Sproule

June 14, 2002

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs:

Re: Topper Resources Inc. (the "Company")
Annual Information Form of the Company dated June 17, 2002 (the "AIF")

We are the authors of the resource assessment report referred to in the AIF titled "The Evaluation of Certain Leasehold Rights of Topper Resources Inc." dated June 3, 2002 (the "Report"), and have read the description of the Hillister Prospect under the heading "Narrative Description of the Business – Oil and Gas Property" set out in the AIF.

We have read the AIF and confirm that:

1. We have no reason to believe that there are any misrepresentations in the information contained in the AIF derived from the Report or that is within my knowledge as a result of the investigations and inquiries made by me in connection with the preparation of the Report;

2. The section in the AIF entitled "Narrative Description of the Business – Oil and Gas Property" fairly summarizes the Report and omits no material information contained in the Report;

3. We consent to the use of the disclosure set out in the AIF which is derived from the Report; and

4. We consent to the filing of the Report by the Company with the securities regulatory authorities in connection with the filing of the AIF.

This letter is solely for your information in connection with the filing of the AIF.

Yours truly,

Alan Cherry, Geologist

Sproule Associate, Inc.

Per: